Exhibit 2.1

EXECUTION COPY

PURCHASE AGREEMENT

by and among

LUMEN TECHNOLOGIES, INC.

CENTURYTEL HOLDINGS ALABAMA, INC.

CENTURYTEL ARKANSAS HOLDINGS, INC.

CENTURYTEL HOLDINGS MISSOURI, INC.

CENTURYTEL OF THE NORTHWEST, INC.

and

CONNECT HOLDING LLC

Dated as of August 3, 2021

i

EXHIBITS

A – TRANSITION SERVICES AGREEMENT

B – INTENTIONALLY OMITTED

C – NETWORK SERVICES AGREEMENT

D – MASTER SERVICES AGREEMENT

E – COLOCATION AGREEMENT

SCHEDULES

Schedule I – Acquired Subsidiaries

Schedule II – Required Regulatory Approvals

Schedule III – Accounting Principles

Schedule IV – Closing Working Capital Illustration

Schedule V – Business Employees

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of August 3, 2021, is by and among (i) Lumen Technologies, Inc., a Louisiana corporation (“Lumen”), (ii) CenturyTel Holdings Alabama, Inc., an Alabama corporation, (iii) CenturyTel Arkansas Holdings, Inc., an Arkansas corporation, (iv) CenturyTel Holdings Missouri, Inc., a Missouri corporation, and (v) CenturyTel of the Northwest, Inc., a Washington corporation (collectively, “Sellers” and each a “Seller”), and (vi) Connect Holding LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, on the Closing Date (as defined below), following the completion of certain transactions specified herein, Sellers will hold all of the issued and outstanding equity of the entities listed on Schedule I hereto (each of the entities listed on Schedule I hereinafter being referred to as an “Acquired Subsidiary,” and collectively as the “Acquired Subsidiaries”);

WHEREAS, pursuant to the terms and conditions of this Agreement, Sellers desire to sell and transfer, and Purchaser desires to purchase and acquire, the Transferred Equity Interests (as hereinafter defined); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Sellers’ willingness to enter into this Agreement, certain funds managed by affiliates of Apollo Global Management, Inc. (each, a “Guarantor”, and together, the “Guarantors”) are entering into a Guarantee with respect to certain obligations of Purchaser under this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall mean the accounting practices, principles, policies, procedures and methodologies set forth on Schedule III.

“Acquired ILECs” shall mean any Acquired Subsidiary that is an “incumbent local exchange carrier” within the meaning of the Communications Act.

“Adjustment Amount” shall mean an amount equal to $100,000,000.

“ADSP” has the meaning set forth in Section 6.1(d).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, Controls or is Controlled by or is under common Control with such Person; provided that, (A) from and after the Closing: (a) none of the Acquired Subsidiaries shall be considered an Affiliate of any Seller or any of Sellers’ Affiliates; and (b) none of Sellers or any of Sellers’ Affiliates shall be considered an Affiliate of any Acquired Subsidiary and (B) (other than for purposes of the definitions of “Nonparty”, “Related Parties” and “Purchaser Related Parties”, Sections 3.2(b) (Capitalization), Section 5.1(d) (in respect of indemnification in favor of Purchaser and its Affiliates), Section 5.5(c) (Confidentiality), clause (ii) of Section 5.6(e) (Required Actions), Section 5.19 (Public Announcements), Section 6.7 (Tax Indemnity), Section 10.8 (Successors and Assigns) and Section 10.15 (No Recourse)) in no event shall Purchaser be considered an Affiliate of Apollo Global Management, Inc. or any portfolio company or investment fund affiliated with Apollo Global Management, Inc. (which may, as applicable, include the Guarantors), nor shall Apollo Global Management, Inc. or any portfolio company or investment fund affiliated with Apollo Global Management, Inc. (which may, as applicable, include the Guarantors) be considered to be an Affiliate of Purchaser.

“Allocation” has the meaning set forth in Section 6.1(d).

“Alternative Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (a) assets or businesses that constitute or represent 5% or more of the total revenue, net income or assets of the Business or (b) 5% or more of the outstanding equity interests in the Acquired Subsidiaries, in each case other than the transactions contemplated hereby.

“Ancillary Agreements” shall mean the Employee Matters Agreement, the Transition Services Agreement, the Network Services Agreement, the Colocation Agreement, and Master Services Agreement.

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (b) UK Bribery Act 2010, (c) anti-bribery legislation promulgated by the European Union and implemented by its member states, (d) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (e) similar anti-corruption Laws, legislation, or regulations applicable to the Acquired Subsidiaries or any other party to this Agreement.

“Assumed Benefit Agreement” shall mean any Benefit Agreement or any portion thereof, (a) that is contributed to, maintained or sponsored by any of the Acquired Subsidiaries, or (b) any assets or liabilities of which (i) Purchaser has explicitly agreed to assume pursuant to this Agreement or any Ancillary Agreement or (ii) will be transferred to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Assumed Benefit Plan” shall mean any Benefit Plan or any portion thereof, (a) that is contributed to, maintained or sponsored by any of the Acquired Subsidiaries, or (b) any assets or liabilities of which (i) Purchaser has explicitly agreed to assume pursuant to this Agreement or (ii) will be transferred to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Balance Sheet Date” shall mean December 31, 2020.

“Benefit Agreement” shall mean any employment, consulting, incentive compensation, bonus, deferred compensation, severance, change of control, retention, stock purchase, equity or equity-based compensation or similar agreement between any Acquired Subsidiary or any of its Affiliates, on the one hand, and any Service Provider, on the other hand.

“Benefit Plan” shall mean any “employee benefit plan” (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and each other benefit or compensation, bonus, savings, pension, profit-sharing, retirement, deferred compensation, incentive compensation, stock ownership, equity or equity-based compensation, paid time off, perquisite, fringe benefit, vacation, change of control, severance, retention, salary continuation, disability, death benefit, hospitalization, medical, life insurance, welfare benefit or other plan, program, policy, arrangement or agreement sponsored, maintained or contributed to or required to be maintained or contributed to by the Acquired Subsidiaries or any of their respective Affiliates, in each case, providing benefits to any Service Provider or any of their respective dependents or with respect to which the Acquired Subsidiaries or any of their respective Affiliates has any liability, contingent or otherwise, but not including any Benefit Agreement.

“Business” shall mean the facilities-based incumbent local exchange business of Sellers and their Subsidiaries using the Transferred Infrastructure to provide Transferred Services within the Territory consistent with past practices as of the date hereof and immediately prior to implementing the Restructuring Transactions, and, at and after the Closing Date (after giving effect to the Restructuring Transactions), the facilities-based business of the Acquired Subsidiaries using the Transferred Infrastructure to provide Transferred Services within the Territory.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by applicable Law or executive order to close.

“Business Employees” shall mean each employee of Sellers or any of their respective Affiliates who (a) is primarily assigned to or provides services primarily with respect to the Business as of the date hereof (such Business Employees are set forth on Section 3.15(d) of the Seller Disclosure Letter, as it may be amended from time to time in accordance with this Agreement or the Employee Matters Agreement) or (b) is assigned to or provides services with respect to the Business as of the date hereof and whose services are reasonably needed to support the Business in substantially the same manner as the Business is being operated by Sellers and its Subsidiaries as of the date hereof (Business Employees described in this clause (b) will be set forth on an update to Section 3.15(d) of the Seller Disclosure Letter within sixty (60) days following the date of this Agreement). Sellers shall update Section 3.15(d) of the Seller Disclosure Letter on a basis of every other month commencing on the 60th day after the date hereof, as further set forth on Schedule V attached hereto, and shall also provide an updated version of Section 3.15(d) of the Seller Disclosure Letter at Closing, in each case as set forth on Section 3.15(d) of the Seller Disclosure Letter.

“Business Employee Benefit Plan” shall mean any Assumed Benefit Plan or Assumed Benefit Agreement.

“Business Records” shall mean (a) all business records (or portions thereof) relating to the Business, (b) all personnel records to the extent related to the Business Employees, and (c) all of the separate financial statements, books of account and Tax records (including the separate Tax Returns of the Acquired Subsidiaries) or other financial and Tax records to the extent relating to the Business, the Acquired Subsidiaries, the assets of the Business or the Assumed Liabilities that do not form part of the general ledger of Sellers and in each case of this clause (c) that exist in stand-alone form, but excluding, in the case of subsection (a), above, any business records (or portions thereof) to the extent that (i) subject to Section 5.4(e), they are included in or primarily related to any Excluded Assets or Excluded Liabilities or any portion of Sellers’ and their Subsidiaries’ business not being transferred hereunder, (ii) any Law prohibits their transfer, or (iii) such records are not to be transferred as set forth in Section 5.4(e). For the avoidance of doubt, Business Records (1) shall include all customer records relating to Transferred Contracts, including the Customer Database, and (2) shall not include Combined Tax Returns.

“Business Vendor Contract” shall mean any Contract between any Seller, Affiliate of any Seller, or any Acquired Subsidiary and any third party pursuant to which such third party provides products or services primarily to the Business.

“CAFP” shall mean the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector or any successor Governmental Entity exercising similar functions.

“Capital Expenditures” shall mean capital expenses, as defined consistent with, and calculated in accordance with, GAAP consistent with past practices of Sellers and/or the Acquired Subsidiaries, incurred to acquire, maintain, or upgrade assets primarily used in connection with the Business.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136, and any administrative or other guidance published with respect thereto by any Governmental Entity.

“Cash” shall mean cash and cash equivalents, including readily marketable equity securities, deposits and wires, United States government guaranteed debt obligations, time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank, and commercial paper and variable or fixed rate notes, in each case to the extent convertible into cash within 90 days calculated on a consolidated basis and net of any outstanding checks.

“Change in Control Payments” shall mean the aggregate amount of all change of control, bonus, retention, termination, severance or other payments that are payable to any Business Employee or any other employee of the Sellers or any of their Subsidiaries as a result of or in connection with the consummation of the Transactions (including, for the avoidance of doubt, the Restructuring Transactions), together with any employer-paid portion of any employment and payroll Taxes related thereto, in all cases incurred prior to the Closing; provided, however, that in no event shall any bonus, termination, severance or other similar payments to any Business Employee pursuant to any agreement or arrangement adopted or entered into by Purchaser (or by the Acquired Subsidiaries at the written direction of Purchaser) after the date hereof or any so-called double trigger arrangement that is triggered by the termination of any Business Employee by the Purchaser following the consummation of the Closing be considered Change in Control Payments.

“Closing Cash” shall mean an amount equal to the aggregate amount of Cash of the Acquired Subsidiaries at the Reference Time. Closing Cash will be reduced by any Cash used between the Reference Time and the Closing to make any distributions to, or for the benefit of, any Seller or Affiliate of any Seller.

“Closing Indebtedness” shall mean Indebtedness as of immediately prior to the Closing.

“Closing Working Capital” shall mean the amount of Working Capital at the Reference Time. Schedule IV attached hereto sets forth an illustrative calculation of Closing Working Capital.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean each collective bargaining or other labor union Contract or labor arrangement or similar agreement covering any Business Employee case, which is listed on Section 3.15(c) of the Seller Disclosure Letter.

“Communications Act” shall mean the Communications Act of 1934, as amended, and the rules, regulations, written policies and orders of the FCC thereunder.

“Communications Laws” shall mean: (a) the Communications Act and (b) the comparable statutes of the fifty states and the District of Columbia, and United States territories.

“Communications Permits” shall mean any Permits issued by the FCC or any other Governmental Entity required under the Communications Laws to conduct operations, including the Transferred Communications Licenses.

“Compliant” shall mean, with respect to the Required Financing Information, that (i) such Required Financing Information does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Required Financing Information not misleading under the circumstances, (ii) such Required Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that would be applicable to such Required Financing Information (other than such provisions for which compliance is not customary in a Rule 144A offering of non-convertible debt securities), and (iii) the financial statements and other financial information included in such Required Financing Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of non-convertible debt securities under Rule 144A of the Securities Act and are sufficient to permit the Business’s independent accountants to issue comfort letters to the Debt Financing Sources to the extent reasonably and customarily required as part of the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Confidentiality Agreement” shall mean the Non-Disclosure Agreement, dated as of February 8, 2021, by and between Lumen (f/k/a CenturyLink, Inc.) and Apollo Management IX, L.P.

“Control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Covered List” shall mean a list maintained by the FCC of communications equipment and services that are deemed to pose an unacceptable risk to the national security of the United States or the security and safety of United States persons, pursuant to 47 CFR § 1.50002.

“Customer Database” shall mean all Transferred Customer databases, Transferred Customer lists, and historical records of Transferred Customers of the Business, including, as applicable and to the extent available to Sellers or the Acquired Subsidiaries in Ordinary Course of Business, the current address, service address, customer contact history, service history, payment history, information relating to services purchased and billing information.

“Current Assets” shall mean the sum of all accounts receivable, inventory, marketable securities, prepaid expenses, deposits and other current assets (including non-income Tax assets, but specifically excluding Cash, any Excluded Assets, any income Tax assets and deferred Tax assets), as determined in accordance with the Accounting Principles.

“Current Liabilities” shall mean the sum of all trade accounts payable, accrued liabilities, and other current liabilities (including non-income Tax liabilities (other than liabilities resulting from any deferral of Taxes under the CARES Act or any provision of applicable Law with similar effect or import)), but specifically excluding any Excluded Liabilities, income Tax liabilities and deferred Tax liabilities, as determined in accordance with the Accounting Principles.

“Debt Financing Parties” shall mean the Debt Financing Sources and their respective Affiliates and the former, current, or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents, attorneys, advisors, and other representatives of each of the foregoing.

“Debt Financing Sources” shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letters and any joinder agreements or credit agreements (including any definitive agreements) relating thereto and their respective successors and assigns.

“Domain Names” shall mean internet domain names and other computer identifiers.

“Embarq Federal Registration” shall mean U.S. Trademark Registration No. 3262958.

“Embarq Indenture” shall mean that certain Indenture, dated as of May 17, 2006, by and between Embarq Corporation and J.P. Morgan Trust Company, National Association, as trustee.

“Embarq Mark” shall mean all Trademarks owned by Sellers or any of Sellers’ Affiliates as of the Closing that contain the term “Embarq,” including without limitation, the Embarq Federal Registration, provided however, any expired, abandoned or cancelled registrations of the foregoing shall be excluded.

“Employee Matters Agreement” shall mean the Employee Matters Agreement, dated as of the date hereof, among the Sellers and the Purchaser.

“Enterprise Customer” shall mean any customer of Sellers or their Subsidiaries that is classified as an “enterprise” customer in Lumen’s consolidated books and records used to externally report its consolidated segment results, determined in good faith, based on Lumen’s allocation and adjustment procedures applied consistently with past practices in all material respects.

“Environmental Laws” shall mean any Law relating to pollution or protection of the environment, public health, human health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, Release, or discharge of Hazardous Substances.

“Equity Interests” of any Person shall mean, as applicable, any and all (a) of its shares of capital stock, membership interests or other equity interests or share capital, (b) warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (c) securities or instruments exchangeable for or convertible or exercisable into any of the foregoing or with any profit participation features with respect to such Person, or (d) share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Marks” shall mean any Trademark owned or used by any Sellers or any of their Affiliates (other than Business Intellectual Property), including those that are comprised of or that include one or more of the following elements: Lumen, CenturyLink, CenturyTel, Quantum Fiber, Level 3, Savvis, Qwest, Q, Q Fiber, tw telecom, United Telephone and Global Crossing.

“Ex-Im Laws” means all applicable Laws and regulations relating to export, re-export, transfer, or import controls (including the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws administered by U.S. Customs and Border Protection).

“FCC” shall mean the Federal Communications Commission or any successor Governmental Entity exercising similar functions.

“Final Closing Date Amount” shall mean an amount equal to:

(a) the Purchase Price; minus

(b) the One-Time Costs; minus

(c) the Adjustment Amount; minus

(d) the OPEB Amount; plus

(e) Closing Cash; plus

(f) Closing Working Capital; minus

(g) Target Working Capital; minus

(h) Closing Indebtedness.

“Franchise” shall mean each franchise, as such term is defined in the 47 U.S.C. § 522, granted by a Governmental Entity authorizing the construction, upgrade, maintenance and operation of any part of any System.

“Fraud” shall mean, with respect to Purchaser or Sellers, actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article 3 or Article 4 (as applicable).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any national, supra-national (including the European Union), foreign, domestic, federal, territorial, state, or local governmental entity, authority, court, tribunal, judicial or arbitral body, commission, board, bureau, or agency, or any regulatory or administrative department, subdivision, branch or committee of any of the foregoing.

“Hazardous Substances” shall mean any petroleum or petroleum distillate or by-product, any radioactive material, asbestos-containing materials, per- and polyfluoroalkyl substances, or any other chemical, material or substance defined, classified or regulated under Environmental Law as “hazardous” or “toxic”, or as an environmental “contaminant” or “pollutant”, or words of similar meaning and regulatory effect.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, as of any particular date, without duplication, the sum of: (a) all obligations of the Acquired Subsidiaries for any indebtedness for borrowed money; (b) all obligations of any Acquired Subsidiary evidenced by bonds, notes or debentures; (c) all obligations of the Acquired Subsidiaries for deferred and unpaid purchase price of any assets, property, securities or services, including all earn-outs or deferred consideration, conditional sale agreements or other title retention agreements, seller notes, and other similar payments (whether contingent or otherwise, excluding trade payables in the Ordinary Course of Business to the extent captured in Working Capital); (d) all obligations of the Acquired Subsidiaries in respect of any long-term customer deposits; (e) all obligations of the Acquired Subsidiaries in respect of letters of credit, surety bonds, bank guarantees or similar facilities, but only to the extent drawn upon by the counterparty thereto or required to be replaced, backstopped or cash collateralized in connection with the Transactions contemplated by this Agreement; (f) any obligation of the Acquired Subsidiaries for a lease classified as a finance lease and assumed by Purchaser; (g) all accrued but unpaid income Taxes of the Acquired Subsidiaries with respect to Pre-Closing Tax Periods (which, for the avoidance of doubt, shall (x) be net of any income Taxes paid with respect to such periods, (y) in no event be less than zero and (z) not include any noncurrent or deferred income Tax liabilities or amounts accrued under Accounting Codification Standards 450 or 740 or any prior GAAP guidance under FASB Interpretation No. 48); (h) all obligations of the Acquired Subsidiaries under interest rate swap, forward contract, currency or other hedging arrangements; (i) any obligation secured by a Lien on any property of the Acquired Subsidiaries (unless such Lien is a Permitted Lien); (j) any obligations, whether accrued, pertaining to pre-closing headcount reductions, pre-closing lease footprint reductions, or any other pre-closing business restructuring activities of the Acquired Subsidiaries; (k)

declared and unpaid dividends or distributions and the amounts of any other obligations of the Acquired Subsidiaries to any Seller Related Parties, including all obligations of the Acquired Subsidiaries in respect of any intercompany indebtedness, accounts or balances not settled or extinguished pursuant to Section 5.2; (l) any amounts borrowed by an Acquired Subsidiary under the CARES Act or any provision of applicable Law with similar effect or import, to the extent such amounts are unforgiven; (m) all obligations of the Acquired Subsidiaries for deferred payroll taxes under the CARES Act or any provision of applicable Law with similar effect or import; (n) all accrued or unpaid interest and premiums, penalties, make-whole payments, prepayment penalties, breakage costs, commitment and other fees, in respect of obligations of the type referred to in clauses (a) through (m) of the Acquired Subsidiaries; (o) without duplication all guarantees of the Acquired Subsidiaries of obligations of the type referred to in clauses (a) through (n) of the indebtedness or obligations of other Persons; provided, however, that Indebtedness shall not include (i) any intercompany indebtedness owing by one wholly-owned Acquired Subsidiary to another wholly-owned Acquired Subsidiary, (ii) any liability or obligation to the extent taken into account in the calculation of Closing Working Capital, and (iii) any obligations associated with leases classified as operating leases in the Unaudited Historical Financial Statements.

“Independent Expert” shall an internationally recognized independent public accounting firm or a neutral and impartial certified public accountant with significant arbitration experience related to purchase price adjustment disputes with respect to transactions similar to the transactions contemplated by this Agreement agreed upon by Purchaser and Sellers in writing (such agreement not to be unreasonably withheld, conditioned or delayed).

“Information Privacy Laws” shall mean all Laws concerning the receipt, collection, use, storage, processing, sharing, security, privacy, disclosure, sale, license, transfer or breach notification of any Personal Information.

“Initial Closing Date Amount” shall mean an amount equal to:

(a) the Purchase Price; minus

(b) the One-Time Costs; minus

(c) the Adjustment Amount; minus

(d) the OPEB Amount; plus

(e) Estimated Closing Cash; plus

(f) Estimated Closing Working Capital; minus

(g) Target Working Capital; minus

(h) Estimated Closing Indebtedness.

“Intellectual Property” shall mean the following: (a) patents and patent applications, inventions, utility models and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto; (b) Trademarks, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor; (c) Domain Names; (d) copyrights, applications and registrations therefor; (e) Software; and (f) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights.

“IT Assets” shall mean all Systems, platforms, information technology equipment, facilities, websites, infrastructure, workstations, switches, data communications lines and associated documentation used or held for use by Sellers or the Acquired Subsidiaries in connection with the conduct of the Business.

“Knowledge” shall mean (a) with respect to Sellers, the actual knowledge of the persons listed in Section 1.1(b) of the Seller Disclosure Letter, after reasonable due inquiry and (b) with respect to Purchaser, the actual knowledge of the persons listed in Section 1.1(a) of the Purchaser Disclosure Letter, after reasonable due inquiry.

“Labor Laws” shall mean all federal, state, local and foreign Laws regarding labor, employment and employment practices, including but not limited to all Laws relating to: (a) the hiring, promotion, assignment and termination of employees (including, but not limited to, timing and usage of employment applications, drug testing and pre-employment testing); (b) discrimination; (c) harassment; (d) retaliation; (e) equal employment opportunities; (f) disability; (g) labor relations; (h) wages and hours; (i) the Fair Labor Standards Act of 1938 and applicable state and local wage and hour Laws; (j) hours of work; (k) payment of wages (including, but not limited to, the timing of payments, recordkeeping and reporting of wages to employees); (l) immigration; (m) workers’ compensation; (n) employee benefits; (o) background and credit checks; (p) working conditions; (q) occupational safety and health; (r) family and medical leave; (s) sick, family or personal leaves, paid or unpaid; (t) classification of employees; (u) unfair competition/noncompetition; and (v) any bargaining or other obligations under the National Labor Relations Act, in each case, including, but not limited to, the Labor Management Relations Act, the Fair Credit Reporting Act, the Occupational Safety and Health Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Family and Medical Leave Act, the Equal Pay Act, the Rehabilitation Act, ERISA, the Health Insurance Portability and Accountability Act of 1996, the Uniform Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, 42 U.S.C. §§ 1981, 1983, 1985, and 1986, the Sarbanes-Oxley Act, the Immigration Reform and Control Act, the Dodd-Frank Act, the WARN Act and the Patient Protection and Affordable Care Act.

“Law” shall mean any federal, state, local, or foreign law (including common law), statute, treaty, regulation, ordinance, rule, code, decree, or Order enacted, issued, enforced, or entered by any Governmental Entity.

“Leave of Absence” shall mean an active Business Employee’s temporary leave from employment that is expected to continue following the Closing and that (a) was granted in accordance with the applicable policies and procedures (including any policy or procedure implemented to comply with the United States Uniformed Services Employment and Reemployment Rights Act, any Family Medical Leave Act, similar laws or Collective Bargaining Agreements) of the Sellers or an Acquired Subsidiary or (b) arose due to an illness or injury that results in the employee being eligible for short-term disability benefits, accident benefits, or workers’ compensation under the applicable Sellers short-term disability or accident plan or state Law. For the avoidance of doubt, Business Employees who are not at work on the Closing Date due to (i) sickness or accident that does not qualify such employee for short-term disability or accident benefits or workers’ compensation, (ii) vacation, (iii) jury or civic duty, or (iv) other temporary absences are considered actively at work and not on a Leave of Absence.

“Level 3 Subsidiaries” shall mean Level 3 Parent, LLC and all of its Subsidiaries.

“Liability” shall mean all indebtedness, obligations, guarantees, commitments, and other liabilities (or claims or contingencies that have not yet become liabilities), whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, Taxes, interest, charges, expenses, damages, assessments, deficiencies, claims, demands, judgments, awards or settlements, whenever or however arising.

“Liens” shall mean any mortgages, deeds of trust, liens, security interests, charges, pledges, options, restrictions on transfer, easements, rights-of-way, title defects or similar encumbrances of any kind.

“Lumen” shall mean Lumen Technologies, Inc.

“Marketing Period” shall mean the first period of 15 consecutive Business Days commencing after the date on which Sellers have delivered to Purchaser the Required Financing Information and throughout and at the end of which (a) the Purchaser has the Required Financing Information that is Compliant, (b) the conditions set forth in Section 7.1 and Section 7.2 shall be satisfied (other than those conditions which by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions) and (c) nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied (other than those conditions which by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions) assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period provided, that (i) if the Marketing Period has not ended on or prior to August 20, 2021, the Marketing Period shall not commence earlier than September 8, 2021, (ii) if the Marketing Period has not ended on or prior to December 23, 2021, the Marketing Period shall not commence earlier than January 4, 2022, (iii) if the Marketing Period has not ended on or prior to August 19, 2022, the Marketing Period shall not commence earlier than September 7, 2022, (iv) if the Marketing Period has not ended on or prior to December 23, 2022, the Marketing Period shall not commence earlier than January 3, 2023 and (v) November 24, 2021, November 25, 2021, November 26, 2021, July 4, 2022, November 24, 2022 and November 25, 2022 shall not constitute Business Days for purposes of calculation of such 15 consecutive Business Day period (provided, however, that such exclusion shall not restart such period). Notwithstanding the foregoing, (A) the Marketing Period will end on any earlier date on which the Debt Financing is closed and (B) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the 15 consecutive Business Day period referenced herein, (1) any Seller’s or the Business’s independent accountants has withdrawn in writing any audit opinion with respect to any audited financial statements contained in or that includes any Required Financing Information, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by such independent accountant or another “Big Four” or other nationally recognized independent public accounting firm or other public accounting firm reasonably acceptable to Purchaser, (2) Sellers or the Business have publicly announced (x) their intention to, or determine that they must, restate any historical financial statements or other financial information that comprises a portion of, or contains, the Required Financing Information, or (y) any such restatement is under active consideration by Sellers, in which case the Marketing Period shall not commence or be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Financing Information has been amended and updated or Sellers have announced and informed Purchaser that they have concluded that no such restatement will be required in accordance with GAAP, or (3) any Required Financing Information would not be Compliant at any time during such 15 consecutive Business Day period (it being understood and agreed that if any Required Financing Information provided at the commencement of the Marketing Period ceases to be Compliant during such 15 consecutive Business Day period, then the Marketing Period will be deemed not to have occurred) or otherwise does not include all of the Required Financing Information.

“Mass Market Customer” shall mean any customer of Sellers or their Subsidiaries that is classified as a “mass market” customer in Lumen’s consolidated books and records used to externally report its consolidated segment results, determined in good faith, based on Lumen’s allocation and adjustment procedures applied consistently with past practices in all material respects.

“Master Agreement” shall mean any Contract with a customer of a Seller or any of its Affiliates, in each case to which a Seller or any of its Affiliates is a party, and in each case which provides for such customers to receive one or more Transferred Services that are provided by the Business as well as one or more products or services that are provided by the Retained Business.

“Material Adverse Effect” shall mean any event, change, development, circumstance or effect that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), results of operations, assets or liabilities of the Business or (ii) has or present a material impairment of, or material delay beyond the Outside Date in, Sellers’ ability to consummate the Transactions; provided, however, that (I) for purposes of the foregoing clause (i) and (II) solely with respect to the following clauses (f), (g) and (l), for purposes of the foregoing clause (ii), no such event, change, development, circumstance or effect to the extent resulting from or arising out of any of the following shall, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, any such material adverse effect: (a) any change in applicable Law, GAAP or any applicable accounting standards or any change in the enforcement of any of the foregoing, in each case after the date of this Agreement; (b) general economic, political, social, regulatory or business conditions or changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets; (c) financial, credit and capital markets conditions, including interest rates, and any changes therein; (d) currency exchange rates, and any changes therein; (e) any change generally affecting the industry in which the Business operates, including, for the avoidance of doubt, the continued decline in landline or traditional residential communications services; (f) the announcement of the entry into this Agreement, the identity of Purchaser, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (provided that this clause (f) shall not apply to the representations and warranties set forth in Section 3.4); (g) the compliance with the express terms of this Agreement or the taking of any action required by, or in accordance with, this Agreement (provided that this clause (g) shall not apply to Sellers’ compliance with Section 5.7 (or any action taken by any Seller or Acquired Subsidiary in connection therewith)), (h) any act of God, weather-related event, natural disaster, epidemic, pandemic (including the COVID-19 pandemic), outbreak, force majeure event or other similar event; (i) any act of terrorism or change in geopolitical conditions; (j) any failure of the Business, as the case may be, to meet any projections, forecasts, estimates, budgets, milestones or financial or operational targets, metrics or predictions (provided that this clause (j) shall not prevent a determination that any event, change, development, circumstance or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such event, change, development, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)); (k) changes or prospective changes in credit ratings of any Sellers or the Acquired Subsidiaries (provided that this clause (k) shall not prevent a determination that any event, change, development, circumstance or effect underlying such change or prospective changes in such credit ratings has resulted in a Material Adverse Effect (to the extent such event, change, development, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)); or (l) any action taken after the date of this Agreement at the written request of Purchaser (other than compliance with the terms hereof); provided that the exceptions in clauses (a), (b), (c), (d), (e), (h) and (i) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a disproportionate impact on the Business relative to other participants in the industry in which the Business operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“One-Time Costs” shall mean an amount equal to $89,500,000.

“OPEB Liabilities” shall mean the Liabilities associated with obligations to provide active Business Employees as of the Closing Date and their dependents with retiree medical, life insurance and other post-employment benefits (excluding pension benefits), determined as of the Closing.

“OPEB Amount” shall mean the cost of the OPEB Liabilities determined based on plan provisions for active Business Employees and their dependents and assumptions selected by Sellers for purposes of December 31, 2021 U.S. GAAP financial reporting (ASC 715-60 assumptions), but with the discount rate updated as of Closing. As of December 31, 2020, the OPEB Amount was estimated to be $55,600,000 million, and such amount shall be adjusted based on the preceding sentence in satisfaction of the OPEB Liabilities.

“Order” shall mean any outstanding order, judgment, ruling, settlement, writ, injunction, stipulation, award, decree or other legally enforceable requirements issued, enforced, or entered by a Governmental Entity.

“Ordinary Course of Business” shall mean actions taken by or on behalf of a Seller or an Acquired Subsidiary that are consistent with the past usual day-to-day customs and practices of such Seller or Acquired Subsidiary in the ordinary course of operations of the Business; provided, however, that actions or inactions that a Seller or an Acquired Subsidiary or any of their respective representatives reasonably and in good faith believed were necessary or appropriate to protect the employees of the Sellers or the Acquired Subsidiaries or their respective customers from the COVID-19 pandemic, or to comply with applicable Law, order, proclamation, directive, guidelines or recommendations of any Governmental Entity issued in response to the COVID-19 pandemic shall be considered to have been taken in the Ordinary Course of Business.

“Organizational Documents” shall mean, with respect to any Person, as applicable, such Person’s (a) certificate or articles of organization, formation or incorporation, or memorandum, (b) bylaws, articles of association, operating agreement or partnership agreement, (c) stockholder or equity-holder agreement, and (d) all other constitutive or organizational documents of such Person which address matters relating to the governance of such Person similar to the matters addressed by the documents referred to in the foregoing clauses (a) through (c).

“Permitted Liens” shall mean: (a) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Business or the Acquired Subsidiaries; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business; (c) Liens for Taxes, assessments or other similar governmental charges or levies that are not due or payable and for which adequate reserves have been established on the Unaudited Historical Financial Statements; (d) defects, imperfections of title or encumbrances that, in each case, are non-monetary and do not materially interfere with the value, or the current or ordinary use by the Business, of the affected property; (e) leases, subleases and similar agreements with respect to the Leased Real Property pursuant to which any of the Acquired Subsidiaries or their respective Subsidiaries leases, subleases or occupies the same as tenant, subtenant or occupant, as applicable; (f) Liens listed in schedules to the applicable title insurance policies relating to Owned Real Property that are non-monetary and would not reasonably be expected to interfere with the value, or the current or ordinary use by the Business, of the affected property; (g) any conditions that would be shown by a current, accurate survey of any Leased Real Property or Owned Real Property and would not reasonably be expected to materially interfere with the value, or the current or ordinary use by the Business, of the affected property; (h) zoning, building and other similar restrictions imposed by Governmental Entities which are not violated by the conduct of the Business as conducted as of the date of this Agreement; (i) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any of the Acquired Subsidiaries or their respective Subsidiaries has easement rights and subordination or similar agreements relating thereto, in each case, not, individually or in the aggregate, materially interfering with the value or current use by the Business of the affected property; (j) Liens imposed by applicable workers’ compensation, unemployment insurance or other types of social security Laws; (k) Liens not created by Sellers or any of their Subsidiaries that affect the underlying fee interest of any Leased Real Property not, individually or in the aggregate, materially interfering with the ordinary conduct of the Business as a whole; (l) non-exclusive licenses or other rights granted to customers of the Business to Intellectual Property in the Ordinary Course of Business; and (n) restrictions on transfer under applicable securities Laws.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Personal Information” shall mean any individually identifiable information (or information that, in combination with other information, could reasonably allow the identification of an individual or household, or could reasonably be linked, directly or indirectly, to an individual or household), including demographic, health, behavioral, biometric, financial, nonpublic, and geolocation information, IP addresses, network and hardware identifiers, employee information, and any other individually identifiable information that is protected under any applicable Information Privacy Law, or which any Seller is required to safeguard under any of its contractual obligations.

“Personal Property” shall mean all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts and other tangible personal property which is owned, used or leased by the Acquired Subsidiaries and used in the conduct or the operations of the Business, but excluding any Excluded Assets.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date.

“Proceeding” shall mean any claim, suit, action, hearing, litigation, administrative charge, investigation, arbitration or other material proceeding (whether civil, criminal, administrative, or investigative).

“Purchase Orders” shall mean outstanding purchase orders exclusively relating to the Business under any Transferred Customer Contract.

“Reference Time” shall mean 10:59 p.m. (Central Standard Time) on the day immediately preceding the Closing Date.

“Release” shall mean disposing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, placing, migration and the like, into or upon any land or water or air, or otherwise entering into the environment.

“Required Financing Information” shall mean (a) all financial statements, financial data, audit reports and other information regarding the Business of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible debt securities on a registration statement on Form S-1 under the Securities Act of the Business to consummate the offering(s) of high yield debt securities contemplated by the Debt Commitment Letter, assuming that such offering(s) were consummated at the same time during the Business’s fiscal year as such offering(s) of debt securities will be made (including all audited financial statements (which, for the avoidance of doubt, will only include audited financial statements for the years ended December 31, 2019 and 2020 unless the Marketing Period ends after February 11, 2022) and quarterly unaudited financial statements (which will have been reviewed by the Business’ independent accountants as provided in Statement on Auditing Standards 100)); and (b) such financial data, audit reports, other financial and other information regarding the Business (i) as may be reasonably requested by Purchaser (or the Lenders) to the extent that such information is required in connection with the Debt Commitment Letter or of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act or (ii) as otherwise necessary to receive from the Business’s independent accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum), customary “comfort” (including “negative assurance” comfort and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in clauses (a) and (b), nothing will require the Sellers to provide (or be deemed to require the Sellers to prepare) any (1) pro forma financial statements, (2) projections, (3) description of all or any portion of the Debt Financing, including any “description of notes”, (4) risk factors relating to all or any component of the Debt Financing or (5) other information required by Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible debt securities pursuant to Rule 144A.

“Required Regulatory Approvals” shall mean those orders, decisions, approvals, sanctions, rulings, Consents, exemptions, clearances, written confirmations of no intention to initiate legal Proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of, or registrations, declarations, notices or filings required to be made to or with, Governmental Entities set forth on Schedule II in respect of the Transactions contemplated herein.

“Restructuring Transactions” shall mean the transactions contemplated by Section 5.1 (including those listed in Section 5.1(a) of the Seller Disclosure Letter), and Section 5.2.

“Retained Business” shall mean all business of Sellers and their Subsidiaries other than the Business, including (a) providing any products or services anywhere in the world that are not Transferred Services, (b) providing any products or services (including Transferred Services) to any customers that are not Transferred Customers, and (c) providing any new products or services not provided by Lumen or its Subsidiaries on the date hereof.

“Retained Business Confidential Information” shall mean information, knowledge and data relating to the businesses of Lumen and its Affiliates, in each case other than to the extent it is related to the Business, the Acquired Subsidiaries, the Transferred Assets or the Assumed Liabilities.

“Retained Subsidiaries” shall mean, as of any particular date, the Subsidiaries of Lumen, excluding the Acquired Subsidiaries.

“R&W Policy” shall mean the buyer-side representation and warranty insurance policy as may be issued to Purchaser in connection with this Agreement.

“Sanctioned Person” means at any time any aircraft, vessel, or Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) the government of, resident in, or organized under the Laws of a country or territory that is the subject of comprehensive restrictive Sanctions (meaning, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine); or (c) 50%-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of Law) administered, enacted, or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and its member states, (c) the United Nations, (d) the United Kingdom (including without limitation Her Majesty’s Treasury), and (e) any other applicable Governmental Entity including without limitation a Governmental Entity having jurisdiction over the Acquired Subsidiaries or another party to this Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Section 338 Forms” has the meaning set forth in Section 6.1(b).

“Section 338(h)(10) Elections” has the meaning set forth in Section 6.1(a).

“Seller Disclosure Letter” shall mean the disclosure letter dated as of the date of this Agreement and delivered by Sellers to Purchaser prior to the execution hereof.

“Seller Intellectual Property” shall mean the Intellectual Property that is (a) owned or controlled by Sellers or any of their Affiliates (other than the Acquired Subsidiaries or the Level 3 Subsidiaries) as of immediately following the Closing and (b) used or held for use in connection with the operation of the Business as conducted as of the Closing Date, but excluding Excluded Marks and Domain Names.

“Service Provider” shall mean any employee, officer, or director of any Acquired Subsidiary or any individual who is otherwise a Business Employee.

“Shared Customer Contracts” shall mean Contracts with customers of Sellers or any of their Subsidiaries, in each case to which Sellers or any of their Subsidiaries is a party, and in each case which provide for such customers to receive Transferred Services as well as one or more products or services that are provided by the Retained Business.

“Shared Vendor Contracts” shall mean Contracts with vendors of Sellers or any of their Subsidiaries, in each case to which Sellers or any of their Subsidiaries is a party, and in each case which provide for such vendors to sell products or services to the Business as well as one or more products or services to the Retained Business.

“Software” shall mean all computer software programs, including application software, system software, firmware, middleware and mobile digital applications, and all versions, upgrades, updates, enhancements and error corrections of the foregoing, and all code, human-readable code, source code, and documentation related thereto, in any and all forms and media.

“Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (a) the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

“State Regulator” shall mean any state public service or state public utility commission with respect to each of the states included within the Territory.

“Subsidiary” shall mean, with respect to any Person, as of any particular date, any corporation, entity or other organization, whether incorporated or unincorporated, of which: (a) such first Person directly or indirectly owns or controls at least a majority of (i) the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) the rights to dividends or similar distributions of such Person; or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, any reference herein to Purchaser’s Subsidiaries shall be deemed to include the Acquired Subsidiaries for so long as Purchaser continues to control them in the manner specified above.

“Supplemental Information” shall mean information set forth on Section 1.1(a) of the Seller Disclosure Letter.

“Systems” shall mean all of the assets, property and business constituting each of the information technology systems in the Territory primarily used or useful in the Business, including the Software, hardware, networks, hubs, nodes, poles and interfaces, used or currently planned to be used in the conduct of such Business (including all relevant customer, operational, financial, and other data contained therein), and all activities and operations related thereto.

“Target Working Capital” shall mean an amount equal to $ -15,000,000.

“Tax” shall mean (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, contributions (to universal service programs) and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, telecommunications (or similar), capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group) and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Proceeding” shall mean any audit, examination, contest, assessment, claimed deficiency, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund, election, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained or required to be filed or maintained, in connection with the calculation, documentation, determination, assessment or collection of any Tax.

“Taxing Authority” shall mean any Governmental Entity exercising authority under Law with respect to Taxes.

“Termination Fee” shall mean an amount equal to $487,500,000.

“Territory” shall mean Alabama, Arkansas, Georgia, Illinois, Indiana, Kansas, Louisiana, Michigan, Missouri, Mississippi, New Jersey, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and Wisconsin, excluding those portions of each such state as to which neither Sellers nor any of their Subsidiaries are engaging in the Business through use of the Transferred Infrastructure on the date hereof.

“Trademarks” shall mean all trademarks, service marks, brand names, certification marks, collective marks, Internet domain name registrations, logos, slogans, symbols, trade dress, design rights, assumed names, fictitious names, corporate names, trade names, social media usernames, personalized subdomains or vanity URLs, and other digital identifiers and other indicia of origin, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith and symbolized by any of the foregoing.

“Transaction Agreements” shall mean this Agreement, the Ancillary Agreements and all of the other agreements contemplated hereby; provided, that for the avoidance of doubt, the term “Transaction Agreements” shall exclude Benefit Agreements and Benefit Plans.

“Transferred Assets” shall mean all assets, properties, and rights (including Transferred Infrastructure and Transferred Contracts) primarily used or held for use in the conduct of the Business, including any assets, properties and rights transferred or conveyed prior to the Closing pursuant to Section 5.1(a), but excluding any Excluded Assets.

“Transferred Contracts” shall mean all Contracts primarily related to the Business (including, for the avoidance of doubt, all Contracts relating to the Transferred Mass Market Customers, the transfer of which to Purchaser the parties hereto acknowledge and agree is expressly contemplated to be part of the Transactions), unless constituting an Excluded Asset.

“Transferred Contract Obligations” shall mean all obligations to make monetary payments or take other actions required under the Transferred Contracts, including: (a) paying rent, making capitalized lease payments, and discharging any applicable purchase obligations; (b) making payments, providing service credits and discharging other obligations under the Transferred Customer Contracts; and (c) similar obligations under any other Transferred Contracts.

“Transferred Customers” shall mean all Transferred Mass Market Customers, Transferred Enterprise Customers, and Transferred Wholesale Customers as of the Closing Date (including all such customers who receive services from Sellers and their Subsidiaries pursuant to Contracts, service orders or binding terms and conditions), referred to collectively; provided, however, that (a) the term “Transferred Customers” shall exclude any customers of the Retained Business and (b) following the Closing nothing in this Agreement shall prevent (x) Lumen and its Retained Subsidiaries from selling to Transferred Customers products or services that are not Transferred Services or (y) Purchaser and its Affiliates (including, following the Closing, the Acquired Subsidiaries) from selling to customers of the Retained Business any products or services.

“Transferred Customer Contracts” shall mean all (a) Contracts with customers for the provision by Sellers or any of their Subsidiaries of only Transferred Services; and (b) the portion of any Shared Customer Contract that provides for the delivery of Transferred Services, it being understood that in no event shall those portions of any Shared Customer Contract providing for the delivery of goods and services that do not constitute Transferred Services be considered a Transferred Customer Contract.

“Transferred Enterprise Customers” shall mean any Enterprise Customer receiving regulated or unregulated products or services as of the Closing Date within the Territory through the Transferred Infrastructure; provided, however, that “Transferred Enterprise Customers” shall (i) include any state or local governmental bodies or educational institutions (but not any federal or international governmental bodies) located within the Territory that meet the foregoing definition and (ii) exclude any portion of Lumen’s relationship with any such above-referenced Enterprise Customer that relates to products or services provided through the Retained Business; it being understood that after the Closing Date a customer can be both a Transferred Enterprise Customer and a customer of Lumen and its Retained Subsidiaries.

“Transferred Equity Interests” shall mean all of the equity interests of the Acquired Subsidiaries, except as set forth on Section 1.1(c) of the Seller Disclosure Letter.

“Transferred Infrastructure” shall mean all network equipment and other tangible facilities located within the Territory that are primarily used or held for use in the conduct of the Business, including the infrastructure described in Section 1.1(d) of the Seller Disclosure Letter, but excluding any Excluded Assets.

“Transferred Mass Market Customers” shall mean any Mass Market Customer receiving any voice, broadband or other products or services as of the Closing Date within the Territory through the Transferred Infrastructure.

“Transferred Services” shall mean, collectively, products and services provided by Sellers and their Subsidiaries to Transferred Customers through the Transferred Infrastructure; provided, however, that the term “Transferred Services” shall exclude (a) any products or services provided by Sellers or their Subsidiaries primarily through the use of equipment or facilities other than the Transferred Infrastructure and (b) any products and services provided to any customers of Sellers or their Subsidiaries that are not Transferred Customers, whether within or outside of the Territory, and (c) the specific products and services identified on Section 5.1(b) of the Seller Disclosure Letter.

“Transferred Vendor Contracts” shall mean: (a) Contracts with vendors for the purchase of products or services used in connection with the Business; and (b) the portion of any Shared Vendor Contracts that provides for the purchase of products or services used in connection with the Business, it being understood that in no event shall those portions of any Shared Vendor Contract providing for the purchase of products or services used in connection with the Retained Business be considered a Transferred Vendor Contract.

“Transferred Wholesale Customers” shall mean any Wholesale Customer receiving regulated or unregulated products or services as of the Closing Date within the Territory through the Transferred Infrastructure; provided, however, that “Transferred Wholesale Customers” shall exclude any portion of Lumen’s relationship with any such above-referenced Wholesale Customer that relates to products or services provided through the Retained Business; it being understood that after the Closing Date a customer can be both a Transferred Wholesale Customer and a customer of Lumen and its Retained Subsidiaries.

“Unaudited Historical Financial Statements” shall mean unaudited combined balance sheets of the Business and the related statements of operations, as of and/or for the years ended December 31, 2020 and December 31, 2019.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1998 or any similar state, local or foreign Law which calls for advance notification, wage or benefits continuation in the event of layoffs, closure or all or part of a business or operation, or relocation of work.

“Wholesale Customers” shall mean any provider of data or communication services that purchases services on a wholesale basis from Sellers or their Subsidiaries for use by such provider’s customers.

“Working Capital” shall mean, for the Acquired Subsidiaries (following the effectiveness of the Restructuring Transactions) on a combined basis as of a particular time (without giving effect to the transactions contemplated by this Agreement, other than the Restructuring Transactions), Current Assets minus Current Liabilities.

Section 1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
2017 IRS Audit	6.7(iii)
Acquired Subsidiaries	Recitals
Acquired Subsidiary	Recitals
Agreement	Preamble
Alternate Financing	5.16(a)
Anniversary Date	5.8
Archived Records	5.4(d)
Assumed Liabilities	5.1(c)
Burdensome Condition	5.6(e)
Business Claims	5.12(a)
Business Confidential Information	5.5(b)
Business Intellectual Property	3.9(a)
Business Privacy Policies	3.9(k)
Business Real Property	3.8(b)
CAF Obligations	5.20(a)
CAF Penalties	5.20(b)
Closing	2.1
Closing Date	2.3
Closing Statement	2.5(b)
Colocation Agreement	2.4(j)
Combined Tax Return	6.2(a)
Commitment Letters	4.6(d)
Competition Laws	5.6(d)
Consent	3.4(b)
Continuing Service	5.23(e)
Contract	3.4(a)
Current Representation	10.12(a)
Debt Commitment Letter	4.6(b)
Debt Financing	4.6(b)
Defensive Termination	5.17(b)
Designated Person	10.12(a)
Employee Matters Agreement	2.4(g)
Environmental Permits	3.18(b)
Equity Commitment Letter	4.6(c)
Equity Finance Providers	4.6(c)
Equity Financing	4.6(c)
ERISA Affiliate	3.14(d)
Estimated Closing Cash	2.5(a)

Estimated Closing Indebtedness	2.5(a)
Estimated Closing Statement	2.5(a)
Estimated Closing Working Capital	2.5(a)
Excluded Assets	5.1(b)
Excluded Liabilities	5.1(d)
FCC Licenses	3.19(a)
Final Closing Statement	2.5(g)
Guarantee	4.10
Guarantor	Recitals
Guarantors	Recitals
Indemnitee	5.15(a)
Indemnitees	5.15(a)
Initial Draft	5.23(b)
Inventory	3.7
Joint TSA Committee	5.23(d)
Judgment	3.4(a)
Leased Real Property	3.8(b)
Legal Restraints	7.1(c)
Lenders	4.6(b)
Lumen	Preamble
Master Services Agreement	2.4(i)
Material Business Contracts	3.10(a)
Merged Subsidiary	5.17(b)
Misplaced Asset	5.9(a)
Network Services Agreement	2.4(h)
New Financers/Investors	5.6(a)
Nonparty	10.15
Notice of Disagreement	2.5(c)
Outside Date	8.1(b)(i)
Overage	2.5(g)(ii)
Owned Intellectual Property	3.9(a)
Owned Real Property	3.8(a)
Owned Software	3.9(f)
PBGC	3.14(d)
Permit	3.11
Post-Closing Representation	10.12(a)
Projections	4.7(b)
Purchase Price	2.2
Purchaser	Preamble
Purchaser Material Adverse Effect	4.1
Purchaser Related Parties	8.4(b)
Purchasing Affiliates	4.2
RDOF Obligations	5.21(a)
RDOF Penalties	5.21(b)
RDOF Support Payments	5.21(a)
Real Property Leases	3.8(b)

Recoverable Amounts	8.4(a)
Regulatory Laws	5.6(d)
Related Party	10.15
Remedial Action	3.18(d)
Required Amount	4.6(a)
Required Technical Information	5.23(b)
Restructuring Agreements	5.1(a)
Restructuring Review Period	5.1(a)
Retained Communications	10.12(b)
Sale	2.1
Seller	Preamble
Seller Continuing Guarantee	5.11
Seller Parties	5.22
Seller Related Parties	8.4(b)
Sellers	Preamble
Seller’s Existing Inventory	5.17(k)
Seller’s Existing Stock	5.17(k)
Sellers Insurance Policies	5.12(a)
Shortfall	2.5(g)(i)
Substituted Guarantees	5.11
Surviving Entity	5.17(b)
Systems Standup	5.23(a)
Third Party Consents	5.8
Transaction Tax Treatment	6.1(a)
Transactions	2.2
Transfer Taxes	6.5
Transferred Communications Licenses	3.19(a)
Transferred Customer Contract	5.10(a)
Transferred Vendor Contract	5.10(b)
Transition Records	5.4(d)
Transition Services Agreement	2.4(f)
Unassigned Assets	5.9(b)
Voting Company Debt	3.2(a)

ARTICLE 2

THE SALE

Section 2.1 Sale and Purchase of Equity. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Sellers shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Sellers, all of Sellers’ respective right, title and interest in and to the Transferred Equity Interests (the “Sale”), and except as set forth on Section 2.1 of the Seller Discloser Letter, free and clear of any Liens (other than those arising under applicable securities Laws).

Section 2.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the Sale at the Closing and the other transactions contemplated by this Agreement, Purchaser shall pay to Sellers for an aggregate purchase price of $7,500,000,000 in cash (the “Purchase Price”), payable as set forth in Section 2.4, and subject to adjustment as provided in Section 2.5. The Sale, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions”.

Section 2.3 Closing Date. On the terms and subject to the conditions of this Agreement, the Closing shall take place via the exchange of executed documents (a) on the date that is the first Business Day of the calendar month after the date on which the last of the conditions set forth in Article 7 have been satisfied or, to the extent permitted by applicable Law, waived by the parties entitled to the benefit thereof (except in any such case for any such conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions) or (b) at such other place, time and date as shall be agreed between Sellers and Purchaser. Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article 7 (other than those conditions that by their nature can be satisfied only on the Closing Date), then the Closing will occur on the first Business Day of the month after the Marketing Period ends (subject to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in Article 7 at such time (except in any such case for any such conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions); provided that, if the first Business Day of the month after the Marketing Period ends (without giving effect to this proviso) is more than three (3) Business Days after the Marketing Period ends (without giving effect to this proviso), then the “Marketing Period” will be deemed to remain in effect until such first Business Day of the month when the Closing Date occurs. The date on which the Closing occurs is referred to as the “Closing Date”. Notwithstanding the actual time that the Closing is effectuated under Section 2.4, the Closing shall be deemed to be effective as of 12:01 a.m. (Mountain Time) on the Closing Date following consummation of the transactions contemplated by Section 2.4 in accordance with the terms hereof.

Section 2.4 Transactions to be Effected at the Closing. At the Closing:

(a) Purchaser shall deliver or cause to be delivered to Sellers, payment by wire transfer of immediately available funds to bank accounts designated in writing by Sellers at least two (2) Business Days prior to the Closing Date, an aggregate amount equal to the Initial Closing Date Amount (with such aggregate amount to be split between such bank accounts as may be designated in writing by Sellers);

(b) Sellers shall deliver to Purchaser any certificates representing any certificated Transferred Equity Interests and customary instruments of transfer and assignment of the Transferred Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by Sellers, as applicable;

(c) Sellers shall deliver to Purchaser the certificate required to be delivered pursuant to Section 7.2(c);

(d) Purchaser shall deliver to Sellers the certificate required to be delivered pursuant to Section 7.3(c);

(e) Except as set forth on Section 2.4(e) of the Seller Disclosure Letter, Sellers shall deliver to Purchaser evidence reasonably satisfactory to Purchaser of the release and termination effective as of the Closing of (i) any Liens (other than Permitted Liens) with respect to the Acquired Subsidiaries, (ii) any Liens (other than those arising under applicable securities Laws) with respect to the Transferred Equity Interests and (iii) any and all Indebtedness for borrowed money of, or guarantees of indebtedness for borrowed money provided by, any of the Acquired Subsidiaries other than in the case of clause (iii) Indebtedness under Embarq Corporation’s 7.995% Notes due 2036 issued under the Embarq Indenture;

(f) Sellers shall deliver to Purchaser, and Purchaser shall deliver to Sellers, the Transition Services Agreement in the form attached as Exhibit A (the “Transition Services Agreement”);

(g) Sellers shall deliver to Purchaser, and Purchaser shall deliver to Sellers, the Network Services Agreement substantially in the form attached as Exhibit C (the “Network Services Agreement”);

(h) Sellers shall deliver to Purchaser, and Purchaser shall deliver to Sellers, the Master Services Agreement substantially in the form attached as Exhibit D (the “Master Services Agreement”);

(i) Sellers shall deliver to Purchaser, and Purchaser shall deliver to Sellers, the Colocation Agreement substantially in the form attached as Exhibit E (the “Colocation Agreement”);

(j) Each Seller shall deliver to Purchaser a completed and executed IRS Form W-9 with respect to such Seller; and

(k) Sellers shall deliver to Purchaser, and Purchaser shall deliver to Sellers, such additional Transaction Agreements as contemplated by this Agreement.

Section 2.5 Purchase Price Adjustment.

(a) Not less than three (3) Business Days prior to the anticipated Closing Date, Sellers shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”), setting forth (i) Sellers’ good faith estimate of Closing Cash (“Estimated Closing Cash”), (ii) Sellers’ good faith estimate of Closing Working Capital (“Estimated Closing Working Capital”), (iii) Sellers’ good faith estimate of Closing Indebtedness (“Estimated Closing Indebtedness”), and (iv) the Initial Closing Date Amount. The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles (to the extent applicable) and this Agreement and shall include a reasonably detailed summary of the calculations made to arrive at, and reasonable supporting documentation for, such amounts.

(b) Within 120 calendar days after the Closing Date, Sellers shall prepare in good faith and deliver to Purchaser a statement (the “Closing Statement”) setting forth (i) Closing Cash, (ii) Closing Working Capital, (iii) Closing Indebtedness and (iv) the Final Closing Date Amount, in each case setting forth the components and calculations thereof together with reasonable supporting documentation for such amounts. The Closing Statement shall be prepared in accordance with the Accounting Principles (to the extent applicable) and this Agreement.

(c) The Closing Statement shall become final and binding upon the parties on the 45th calendar day following delivery thereof (or on such earlier date on which the applicable party may deliver to the other party written notice that it has no disagreements with the Closing Statement), unless Purchaser gives written notice of its disagreement with the Closing Statement based on mathematical errors or based on Closing Cash, Closing Working Capital or Closing Indebtedness, as applicable, not being calculated in accordance with this Agreement (including the terms of the applicable definition and the Accounting Principles (to the extent applicable)) (a “Notice of Disagreement”) to Sellers on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a Notice of Disagreement is delivered to Sellers within the 45 calendar day period referred to above, then the Closing Statement (as revised in accordance with this Section 2.5) shall become final and binding upon the parties on the earlier of (i) the date on which Sellers and Purchaser resolve in writing all differences they have with respect to the matters specified in such Notice of Disagreement and (ii) the date on which all disputed matters specified in such Notice of Disagreement that were not resolved by Sellers and Purchaser in clause (i) are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.5. During the 30 calendar day period following the delivery of a Notice of Disagreement, Sellers and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in such Notice of Disagreement. Promptly after the end of such 30 calendar day period, Sellers and Purchaser shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in a Notice of Disagreement. The parties shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 30 calendar days after its selection. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed items; provided that any such working papers or other relevant documents and information shall also be provided to the other party. In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.

(d) In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in a Notice of Disagreement as a disputed item (other than matters thereafter resolved by mutual written agreement of the parties), (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, in each case, (1) in respect of Sellers, in the Closing Statement and (2) in respect of Purchaser, in the Notice of Disagreement, (iv) shall not permit or authorize ex parte communications, presentations, discovery or testimony and (v) shall base its decision solely on the provisions of this Agreement (including, as applicable, the Accounting Principles) and the written submissions by Purchaser and Sellers and their respective representatives and not by independent review. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or a Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Target Working Capital was properly calculated in accordance with the Accounting Principles, (C) any determination as to the accuracy of the representations and warranties set forth in Section 3.5 or any other representation or warranty in this Agreement, (D) any determination as to compliance by any party with any of their respective covenants in this Agreement or (E) any determination that an issue was not properly included by Sellers or Purchaser in a Notice of Disagreement. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 2.5 shall be resolved as otherwise provided in this Agreement. For the avoidance of doubt, this Section 2.5 is not intended to adjust the Initial Closing Date Amount or the Final Closing Date Amount for errors or omissions, under GAAP or otherwise, that may be found with respect to the Closing Statement or Target Working Capital. Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence in any Proceeding as evidence of a breach of Section 3.5, a breach of any other representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 2.5).

(e) The final determination by the Independent Expert of the matters submitted to it pursuant to Section 2.5(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 2.5(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each issue.

(f) Absent fraud or manifest error by the Independent Expert, the resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 2.5 with respect to a Notice of Disagreement shall be borne by Purchaser and Sellers based on the inverse of the percentage that the Independent Expert’s resolution of the disputed items covered by such Notice of Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Independent Expert. For example, if the total amount of such disputed items as originally submitted to the Independent Expert equals $1,000 and the Independent Expert awards $600 in favor of Sellers’ position, sixty percent (60%) of the fees and expenses of the Independent Expert would be borne by Purchaser and forty percent (40%) of the fees and expenses of the Independent Expert would be borne by Sellers.

(g) Within five (5) Business Days after the Closing Statement becomes final and binding in accordance with this Section 2.5 (the “Final Closing Statement”) upon the parties:

(i) if the Final Closing Date Amount is less than the Initial Closing Date Amount (such amount, the “Shortfall”), Sellers shall pay to Purchaser the Shortfall by wire transfer of immediately available funds to the bank account designated in writing by Purchaser at least two (2) Business Days prior to the date such payment is required to be made, together with interest thereon, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made; or

(ii) if the Final Closing Date Amount is greater than the Initial Closing Date Amount (such amount, the “Overage”), Purchaser shall pay to Sellers the Overage by wire transfer of immediately available funds to the bank account(s) designated in writing by Sellers at least two (2) Business Days prior to the date such payment is required to be made, together with interest thereon, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(h) During the period from the Closing until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 2.5, each of the parties shall afford, and shall cause its Affiliates to afford, to the other party and any accountants, counsel or financial advisers retained in connection with any adjustment to the Purchase Price contemplated by this Section 2.5 reasonable access during normal business hours and under reasonable circumstances, at the sole cost and expense of such requesting party, to all the properties, books, Contracts, personnel and records of the Business and the Acquired Subsidiaries, the work papers (subject to the execution of customary access letters) of Purchaser and the Acquired Subsidiaries and the work papers of Sellers (subject to the execution of customary access letters) relevant to the adjustments contemplated by this Section 2.5, and shall provide, upon a party’s reasonable request, copies of any such books, Contracts, records and work papers.

(i) Any payment made under this Section 2.5 shall be treated as an adjustment to the Purchase Price for Tax purposes.

Section 2.6 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser, the Acquired Subsidiaries, or their respective Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of U.S. federal, state, or local or non-U.S. Tax Law taking into account all documentation provided by Sellers or their representatives to Purchaser or its representatives. No later than 15 days prior to the Closing Date (or as soon as practicable in the event that Purchaser’s obligation to withhold arises after such date), Purchaser shall give Sellers prior notice of any proposed withholding (other than with respect to any compensatory payments) and a description in reasonable detail of the reason therefore, and consider in good faith any documentation or certificates provided by Sellers to reduce or eliminate such withholding). To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Purchaser will reasonably cooperate with Sellers to minimize any applicable withholding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Sellers contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Sellers contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Sellers hereby represent and warrant to Purchaser as follows:

Section 3.1 Organization and Qualification.

(a) Each Seller is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Each Seller has full corporate or other organizational power and authority to enable it to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. Each Seller has full corporate or other organizational power and authority to (a) own the applicable Transferred Equity Interests and (b) own, lease or otherwise hold its properties and assets and to carry on its business as presently owned or conducted, except, in the case of clause (b), where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions by Sellers. Each Seller has, or will have at the Closing, as applicable, full corporate or other organizational power and authority to execute, deliver and perform its obligations under each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

(b) Each Acquired Subsidiary is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Each Acquired Subsidiary has full corporate or other power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each Acquired Subsidiary is duly qualified and licensed to do business in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c) Sellers have made available to Purchaser true, correct and complete copies of the organizational documents of each Acquired Subsidiary, as amended to the date of this Agreement.

Section 3.2 Capitalization; Transferred Equity Interests.

(a) Section 3.2 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, the authorized capitalization of each Acquired Subsidiary, the number of shares of capital stock or other Equity Interests in each Acquired Subsidiary and the record and beneficial owners thereof. Except for the Transferred Equity Interests, there are no Equity Interests of the Acquired Subsidiaries issued, reserved for issuance, held in treasury or outstanding. The Transferred Equity Interests are duly authorized, validly issued and (to the extent applicable) fully paid and nonassessable. There are no bonds, debentures, notes or other indebtedness of the Acquired Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Company Debt”). There are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Acquired Subsidiary is party or by which any Acquired Subsidiary is bound (i) obligating any Acquired Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in any Acquired Subsidiary, or any security convertible or exercisable for or exchangeable into any membership interest of, or other Equity Interest in, any Acquired Subsidiary or any Voting Company Debt or (ii) obligating any Acquired Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. None of the Transferred Equity Interests are subject to vesting or forfeiture conditions or a right of repurchase by any of the Acquired Subsidiaries. Except as set forth on Section 3.2(a) of the Seller Disclosure Letter, all of the Transferred Equity Interests have been validly issued and are not subject to or issued in violation of any voting trust or proxy, purchase option, call option, right of first refusal, preemptive right, dividend right, subscription right or restriction or any similar right under any provision of any applicable Law or the organizational documents of any Acquired Subsidiary or any Contract to which any Acquired Subsidiary is a party or by which it is otherwise bound.

(b) Except as set forth on Section 3.2(a) of the Seller Disclosure Letter, each Seller, as applicable, (i) has good and valid title to the Transferred Equity Interests, free and clear of all Liens (other than those arising under applicable securities Laws) and (ii) is the sole record and beneficial owner of each of the Transferred Equity Interests. Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon completion of the actions described in Section 2.4 and Sellers’ receipt from Purchaser of an aggregate amount equal to the Initial Closing Date Amount, good and valid title of the Transferred Equity Interests shall pass to Purchaser and Purchaser shall be the record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than those arising from acts of Purchaser or its Affiliates at the Closing and those arising under applicable securities Laws.

Section 3.3 Authority; Execution and Delivery; Enforceability. The execution and delivery by Sellers of this Agreement and the consummation by Sellers of the Transactions have been duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Sellers or their respective equityholders is necessary to authorize this Agreement (including any shareholder vote or approval). Sellers have duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes their legal, valid and binding obligation, enforceable against them in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles as to enforceability (whether considered in a Proceeding in equity or at Law). The execution and delivery by each Seller of each other Transaction Agreement to which it is or will be party and the consummation by each Seller of the Transactions have been, or will be at the Closing, as applicable, duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of such Seller or any of its equityholders is necessary to authorize the Transaction Agreements or the Transactions. Each Seller has, or will have at the Closing, as applicable, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

Section 3.4 No Conflicts; Consents.

(a) The execution, delivery and performance by each Seller of each Transaction Agreement to which it is or will be party, the consummation of the Transactions and the compliance by each Seller with the terms thereof will not conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of such Seller (including any assets held under lease or license) under, (i) the organizational documents of such Seller or (ii) (1) any contract, lease, sublease, license, indenture, debenture, note, bond, indenture, mortgage, guarantee, agreement, commitment, tariff, service order, terms and conditions or other legally binding arrangement (a “Contract”) to which such Seller is a party or by which any of such Seller’s properties or assets is bound or (2) any judgment, ruling, order or decree (a “Judgment”) or Law applicable to such Seller or any of its properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Business, or prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions contemplated hereby.

(b) Assuming the truth and accuracy of the representations and warranties of Purchaser set forth in Article 4, no consent, approval, license, permit, order, waiting period expiration, waiver or authorization (a “Consent”) of, or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Seller in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be material to the Business, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(c) Neither the execution, delivery and performance of the Transaction Agreements to which any Acquired Subsidiary is or will be a party nor the consummation of the Transactions will conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of any Acquired Subsidiary (including any assets held under lease or license) under, (i) the organizational documents of any Acquired Subsidiary or (ii) (1) any Contract to which any Acquired Subsidiary is a party or by which any of its properties or assets is bound, (2) any Material Business Contract or (3) any Judgment or Law applicable to any Acquired Subsidiary or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(d) Except as set forth on Section 3.4(d) of the Seller Disclosure Letter, assuming the truth and accuracy of the representations and warranties of Purchaser set forth in Article 4, no Consent of, or registration, declaration, notice to, or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Acquired Subsidiary in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be material to the Business, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(e) Neither (i) a default, which after notice, the passage of time or both would be an Event of Default (as such term is defined in the Embarq Indenture), nor (ii) an Event of Default (as such term is defined in the Embarq Indenture) has occurred and is continuing under the Embarq Indenture or the 7.995% Notes due 2036 issued under the Embarq Indenture.

Section 3.5 Financial Statements.

(a) Section 3.5(a) of the Seller Disclosure Letter sets forth true and correct copies of the Unaudited Historical Financial Statements. Except as set forth on Section 3.5(a) of the Seller Disclosure Letter, the Unaudited Historical Financial Statements (i) have been prepared in accordance with GAAP, consistently applied throughout the respective periods indicated therein, (ii) have been derived and prepared from, and are consistent with, the books and records of Sellers and their respective Affiliates, and (iii) fairly present in all material respects the financial position and results of operations of the Business as of the respective dates and for the respective periods indicated therein (subject to normal and recurring year-end audit adjustments (none of which are material to the Business) and the absence of footnotes).

(b) Neither any Acquired Subsidiary nor the Business has any material Liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent that would be required to be reflected or reserved against on a consolidated balance sheet prepared in accordance with GAAP, except for those liabilities and obligations (i) specifically reflected and adequately reserved against or provided for in the balance sheet of the Business as of the Balance Sheet Date, or (ii) incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which relates to breach of Contract, breach of warranty, tort, infringement, misappropriation, violation of Law or any Proceeding).

(c) With respect to the Business, Sellers and the Acquired Subsidiaries maintain a system of internal controls to provide reasonable assurance that all transactions are (i) executed in accordance with management’s general or specific authorizations and (ii) recorded as necessary to permit preparation of financial statements in accordance with GAAP, except where the failure to maintain such a system of internal controls would not reasonably be expected to materially impact the Business.

(d) The accounts receivable reflected on the Unaudited Historical Financial Statements and reflected on the books and records of any Acquired Subsidiary or Sellers with respect to the Business (i) arose in the Ordinary Course of Business from bona fide arm’s-length transactions for the sale of goods or performance of services, (ii) are valid and (iii) are fully collectible (subject to reserves specifically reflected in the balance sheet of the Business as of the Balance Sheet Date) and are not subject to counterclaims, or setoffs. Except as set forth on Section 3.5(d) of the Seller Disclosure Letter, since the Balance Sheet Date, none of the Acquired Subsidiaries has, and Sellers with respect to the Business have not, cancelled, or agreed to cancel, in whole or in part, any accounts receivable except in the Ordinary Course of Business.

(e) The Supplemental Information (i) is true, correct and complete in all material respects, and (ii) has been derived and prepared from, and is consistent with, the books and records of Sellers and their respective Affiliates.

Section 3.6 Personal Property; Transferred Assets; Sufficiency of Assets. The Acquired Subsidiaries have (or will have after giving effect to the Restructuring Agreements) good and valid title to, or a valid leasehold interest in, all of the material Personal Property and Transferred Assets, in each case free and clear of any Liens (other than any Permitted Liens), and the Seller and its Subsidiaries have the valid and enforceable power and right to use and to transfer, to the extent applicable, the Transferred Assets to the Acquired Subsidiaries at or prior to the Closing pursuant to the terms of this Agreement. Except as set forth on Section 3.6 of the Seller Disclosure Letter, all items of material Personal Property are in good operating condition and repair (reasonable wear and tear excepted) and are suitable for the purposes for which they are currently being used, consistent with past practice. As of the Closing, after taking into account and giving effect to the rights and obligations provided for in the Ancillary Agreements and the Restructuring Agreements and subject to Section 5.10, the Acquired Subsidiaries will own or have a valid right to use all of the tangible and intangible assets, properties, and rights (including with respect to or under the Transferred Infrastructure and Transferred Contracts), of any nature whatsoever, necessary, in conjunction with the rights and services to be provided pursuant to the Ancillary Agreements, for the operation of the Business after consummation of the Transactions in all material respects as it is conducted on the date of this Agreement.

Section 3.7 Inventory. The inventory of the Acquired Subsidiaries (collectively “Inventory”), whether reflected in the Unaudited Historical Financial Statements or otherwise, now held is (a) adequate in relation to the current operational requirements of the Business and each Acquired Subsidiary and (b) of a quality capable of being used in the Ordinary Course of Business, in each case, other than as would not be material to the aggregate value of the Inventory owned by the Acquired Subsidiaries and as has been written off or written down in the Unaudited Historical Financial Statements for fair market value or for which adequate reserves have been provided therein. All Inventory not written off have been priced at the lower of cost or market. All work-in-process and finished goods Inventory held by any Acquired Subsidiary and Sellers with respect to the Business is free of any material defect or deficiency.

Section 3.8 Real Property.

(a) The Acquired Subsidiaries have good and valid fee simple title to all material owned real property, in each case, that is used primarily in the operation of the Business (collectively, the “Owned Real Property”) free and clear of all Liens other than Permitted Liens. Section 3.8(a) of the Seller Disclosure Letter sets forth a true and complete list of the 50 largest (determined on a square foot basis) Owned Real Property sites. Neither any of the Sellers nor any of their Subsidiaries (other than the Acquired Subsidiaries) owns any real property that is used primarily in the operation of the Business. An Acquired Subsidiary is in possession of each parcel of Owned Real Property and, except as set forth on Section 3.8(a) of the Seller Disclosure Letter, there are no leases, licenses, occupancy agreements or any other similar arrangement pursuant to which any third party is granted the right to use any Owned Real Property. Except as set forth on Section 3.8(a) of the Seller Disclosure Letter, there are no outstanding options or rights of first offer or refusal in favor of any third party to purchase any Owned Real Property. There are no pending, or the Knowledge of Sellers, threatened condemnation or eminent domain proceedings with respect to any Owned Real Property.

(b) Section 3.8(b) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property that is (i) used primarily in the operation of the Business and (ii) leased, licensed or otherwise occupied by an Acquired Subsidiary, as lessee, in each case that involves annual rent payments by any such Acquired Subsidiary in excess of $100,000 (collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Business Real Property”). Except as set forth on Section 3.8(b) of the Seller Disclosure Letter, neither any of the Sellers nor any of their Subsidiaries (other than the Acquired Subsidiaries) leases, licenses or otherwise occupies any real property that is used primarily in the operation of the Business. Sellers have made available to Purchaser a true and complete copy of each lease, license, or other occupancy agreement pursuant to which an Acquired Subsidiary leases, licenses or otherwise occupies the Leased Real Property in effect as of the date of this Agreement, together with all material amendments, guaranties, modifications, renewals and extensions thereto (collectively, the “Real Property Leases”). Each Real Property Lease is in full force and effect, and an Acquired Subsidiary, as applicable, holds a valid and existing leasehold interest under each such Real Property Lease, free and clear of all Liens other than Permitted Liens. None of Sellers or any of their Affiliates (including the Acquired Subsidiaries) has given or received any written notice of default pursuant to any Real Property Lease. None of Sellers or any of their Affiliates (including the Acquired Subsidiaries) or, to Sellers’ Knowledge, any other party to any Real Property Lease, is in material default under such Real Property Lease, and no event has occurred which, with notice or lapse of time or both, would constitute such a material default thereunder. Except as set forth on Section 3.8(b) of the Seller Disclosure Letter, none of Sellers or any of their Affiliates (including the Acquired Subsidiaries) has subleased, licensed or otherwise granted any person the right to use or occupy any Leased Real Property.

(c) The Business Real Property comprises all of the real property that is material to the operation of the Business as presently conducted.

Section 3.9 Intellectual Property; Data Privacy.

(a) Section 3.9(a) of the Seller Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications owned by the Acquired Subsidiaries, (ii) registered Trademarks and applications for registrations of Trademarks owned by the Acquired Subsidiaries, (iii) registered copyrights and applications for registrations of copyrights owned by the Acquired Subsidiaries, (iv) Domain Names owned by the Acquired Subsidiaries and (v) other Intellectual Property owned or purported to be owned by the Acquired Subsidiaries (collectively, the “Owned Intellectual Property”). Any Intellectual Property other than Owned Intellectual Property used in the operation of the Business is used by the Acquired Subsidiaries pursuant to a valid Contract (together with the Owned Intellectual Property, the “Business Intellectual Property”). The Acquired Subsidiaries exclusively own all right, title and interest in and to each item of Owned Intellectual Property, and have a valid and enforceable right or license to use all other Business Intellectual Property used in or necessary for the operation of the Business as currently conducted, free and clear of all Liens other than Permitted Liens. Each item of Owned Intellectual Property (except any Embarq Marks other than the Embarq Federal Registration) is valid, subsisting, and enforceable. No Proceeding or Contract exists restricting the Acquired Subsidiaries’ use or enjoyment of, any right in any Owned Intellectual Property. All of the registrations, issuances and applications set forth on Section 3.9(a) of the Seller Disclosure Letter (except any Embarq Marks other than the Embarq Federal Registration) are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made.

(b) Except as set forth on Section 3.9(b) of the Seller Disclosure Letter, the operation or conduct of the Business does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person. Except as set forth on Section 3.9(b) of the Seller Disclosure Letter, there are no Proceedings pending or, to the Knowledge of Sellers, threatened, alleging any such infringement or violation or challenging any Seller’s or its Subsidiaries’ (including the Acquired Subsidiaries’) rights in or to any Business Intellectual Property and, to the Knowledge of Sellers, there is no existing fact or circumstance that would reasonably be expected to give rise to any such Proceeding. To the Knowledge of Sellers, no Person is infringing or otherwise violating any Owned Intellectual Property.

(c) The Business Intellectual Property is sufficient for Purchaser to operate the Business from and after the Closing Date in all material respects as operated immediately prior to the Closing Date. The consummation of the Transactions contemplated by this Agreement will not impair any right of the Purchaser in or to any Business Intellectual Property in existence immediately prior thereto.

(d) The Sellers have taken commercially reasonable measures to protect the Owned Intellectual Property (except any Embarq Marks other than the Embarq Federal Registration).

(e) Each present or past employee, officer, consultant or any other Person who created or contributed to any Owned Intellectual Property has (i) conveyed to an Acquired Subsidiary or an Affiliate of an Acquired Subsidiary any and all right, title and interest in and to all such Owned Intellectual Property that was developed by such Person in connection with such Person’s employment or engagement by such Acquired Subsidiary, (ii) agreed in writing, during and after the term of employment or contract, to cooperate with such Acquired Subsidiary in the prosecution of any applications filed in connection with such Intellectual Property, and (iii) agreed in writing to keep any confidential information, including trade secrets, of the Acquired Subsidiaries confidential both during and after the term of employment or engagement.

(f) With respect to all material Software included in the Owned Intellectual Property (the “Owned Software”, the Acquired Subsidiaries maintain actual possession and control of the applicable source code, object code, notes, documentation and know-how of such Owned Software. The Acquired Subsidiaries have not disclosed source code for any Owned Software to a third party outside of the scope of a written agreement that reasonably protects the rights of the applicable Acquired Subsidiary.

(g) All Owned Software (i) is used solely for internal business purposes, (ii) performs in material conformance with its documentation, (iii) is free from any material software defect, and (iv) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software.

(h) The Acquired Subsidiaries have not used any “open source” software in the conduct of the Business in a manner that would obligate any Acquired Subsidiary to make available to any Person any Owned Software or any Software included in the Seller Intellectual Property without payment of fees or royalties, or that does or may require disclosure of any such Owned Software or Software included in the Seller Intellectual Property in source code form.

(i) All IT Assets used by the Acquired Subsidiaries (i) operate and perform in all material respects in conformance with their documentation and functional specifications, (ii) are free from any material Software defect and (iii) do not contain, and the Sellers have used commercially reasonable efforts to prevent the introduction of, any virus, software routine, malware, hardware component, disabling code or instructions, spyware or other vulnerabilities designed to permit unauthorized access or to disable or otherwise harm any IT Assets in any material respects. Since January 1, 2018, (1) no IT Assets have experienced or been affected by any failures, breakdowns or other adverse events that have caused any material disruptions or interruptions to the Business and (2) except as set forth on Section 3.9(i) of the Seller Disclosure Letter, none of the Acquired Subsidiaries or any IT Assets has experienced or been affected by any material data security incidents, breaches or unauthorized access, use, control, disclosure, destruction or modification of any Personal Information owned, controlled, maintained, received, collected, used, stored or processed by the Acquired Subsidiaries, including any unauthorized access, use or disclosure of Personal Information that would constitute a breach of any Information Privacy Law or for which notification to individuals and/or Governmental Entities is required under any applicable Law.

(j) The Acquired Subsidiaries have adopted, and are and have been in compliance with, commercially reasonable policies and procedures applicable to the Acquired Subsidiaries with respect to privacy, data protection, processing, security and the collection, use, storage and processing of Personal Information gathered or accessed in the course of the operation of the Business. Sellers and the Acquired Subsidiaries have implemented and maintain a reasonable enterprise-wide data security program, including reasonable and appropriate administrative, physical, and technical safeguards consistent with industry best practices, to protect Personal Information and the IT Assets from unauthorized access, use, control, disclosure, destruction or modification.

(k) The Acquired Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with (i) all Information Privacy Laws, (ii) the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as revised from time to time, and (iii) their internal and public-facing policies relating to privacy, data protection, data or privacy breach notification and personally identifiable information (“Business Privacy Policies”). Except as set forth on Section 3.9(k) of the Seller Disclosure Letter, since January 1, 2018, none of Sellers and the Acquired Subsidiaries have received written notice of any Proceedings with respect to Information Privacy Laws and Business Privacy Policies relating to the Business, and to the Knowledge of Sellers, neither the Acquired Subsidiaries nor the Business is under investigation by any Governmental Entity for any violation of any Information Privacy Laws. Since January 1, 2018, except as set forth on Section 3.9(k) of the Seller Disclosure Letter, none of Sellers and the Acquired Subsidiaries have been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a loss or disclosure of, or unauthorized access to, Personal Information, nor have any of Sellers and the Acquired Subsidiaries provided any such notices, in each case in connection with the Business. The execution, delivery and performance of this Agreement, any of the other Transaction Agreements and the consummation of the Transactions, in each case by Sellers and the Acquired Subsidiaries, will not violate any Information Privacy Law or Business Privacy Policy as it currently exists or as it existed at any time during which any applicable Personal Information was collected or obtained by the Acquired Subsidiaries and, to the Knowledge of Sellers, immediately following the Closing, the Acquired Subsidiaries will own and continue to have the right to use all such Personal Information on the same terms and conditions as the Acquired Subsidiaries enjoyed immediately prior to the Closing.

(l) The Customer Database is accessible and usable in all material respects by the Acquired Subsidiaries, as applicable, for the purposes for which it is used in the Ordinary Course of Business. Except as would not reasonably be expected to be material to the Business or the Acquired Subsidiaries and assuming the execution, delivery and performance of the Transition Services Agreement by all parties thereto, (i) neither the execution, delivery and performance of this Agreement or any other Transaction Agreement, nor the consummation of the Transactions, in each case by Sellers and the Acquired Subsidiaries, shall adversely affect the Acquired Subsidiaries’ right to use the Customer Database, and immediately following the Closing, the Acquired Subsidiaries will continue to have the right to use the Customer Database in a substantially similar manner as the Acquired Subsidiaries enjoyed immediately prior to the Closing and (ii) no third party has asserted or threatened to assert any claim for misappropriation of trade secrets or breach of any implied or express contractual duty relating to the use of information in the Customer Database in connection with the operation of the Business.

Section 3.10 Contracts.

(a) Section 3.10(a) of the Seller Disclosure Letter, sets forth as of the date of this Agreement a list, which is true, correct and complete in all material respects, of the following Contracts (other than purchase orders and invoices on market terms consistent with past practice and other than Contracts relating primarily to the Excluded Assets) to which (x) any of the Acquired Subsidiaries is a party or is bound or (y) any Seller or its Affiliate is a party and that is primarily related to the Business (collectively, such Contracts listed on Section 3.10(a) of the Seller Disclosure Letter, the “Material Business Contracts”):

(i) Contracts relating to the acquisition or disposition of any business or material assets or any interest in real property (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2018 pursuant to which any Acquired Subsidiary has continuing or outstanding obligations following the date of this Agreement;

(ii) Contracts under which any Seller or Acquired Subsidiary has borrowed any money from, or issued any note, bond, debenture, mortgage, security interest or other evidence of Indebtedness to, any Person (other than any Acquired Subsidiary), in any such case which, individually, is in excess of $2,000,000;

(iii) Contracts under which (a)(1) any Person, other than any Seller or Acquired Subsidiary, has directly or indirectly guaranteed outstanding Indebtedness of any Acquired Subsidiary or (2) any Seller or Acquired Subsidiary has directly or indirectly guaranteed outstanding Indebtedness of any Person, other than any Seller or Acquired Subsidiary, in any such case where such Indebtedness is in excess of $2,000,000 or (b)(1) any Seller or its Affiliates (other than an Acquired Subsidiary) has directly or indirectly guaranteed any obligation of an Acquired Subsidiary, in any case where such guaranteed amounts are in excess of $2,000,000, or (2) any Acquired Subsidiary has directly or indirectly guaranteed any obligation of any Seller or its Affiliates (other than an Acquired Subsidiary), in any case where such guaranteed amounts are in excess of $2,000,000;

(iv) Contracts under which any Seller or Acquired Subsidiary, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the Ordinary Course of Business), in any such case which, individually, is in excess of $2,000,000;

(v) Contracts under which any Seller grants or receives the right to use any material Intellectual Property used or held for use in the Business or Acquired Subsidiary grants or receives the right to use any material Intellectual Property, in each case other than (1) non-disclosure and confidentiality agreements, (2) Contracts for any off-the-shelf, commercially available Software (including shrink wrap or click wrap agreements) and (3) Contracts under which any Seller or Acquired Subsidiary grants a non-exclusive license of Owned Intellectual Property to its customers in the Ordinary Course of Business;

(vi) joint venture, co-investment, partnership or other similar Contract involving a third party;

(vii) Contracts containing covenants limiting the freedom of any Acquired Subsidiary to compete with any Person in a product line or line of business or conduct business in any geographic area other than, in each case, any such Contract that may be canceled by such Acquired Subsidiary without penalty upon notice of 90 calendar days or less;

(viii) Contracts requiring payment to or from the Business in excess of $2,000,000 in the aggregate over the term of the contract, and containing (1) exclusivity or similar provisions binding on any Seller or Acquired Subsidiary or (2) a “most favored nation” provision other than, in each case, any such Contract that may be canceled by an Acquired Subsidiary without penalty upon notice of 90 calendar days or less;

(ix) Contracts granting a right of first refusal, right of first negotiation, right of first offer or similar option in favor of any other Person, other than any such Contract that may be canceled by such Acquired Subsidiary without penalty upon notice of 90 calendar days or less;

(x) Contracts that involve the sharing of profits of any Acquired Subsidiary with any third party (other than Sellers and their Subsidiaries);

(xi) Master Agreements with any customer of the Business that would reasonably be expected to result in aggregate payments to the Business in excess of $2,000,000 per annum;

(xii) Business Vendor Contracts with any vendor of the Business that would reasonably be expected to be require the Business to make payments to such vendor in excess of $5,000,000 per annum;

(xiii) Contracts entered into since January 1, 2018 involving any resolution or settlement of any actual or threatened material Proceeding other than releases that are immaterial in nature or that involve dollar amounts paid or payable to any former employee or independent contractor of any Seller or Acquired Subsidiary in the Ordinary Course of Business in connection with the routine cessation of such employee’s employment or independent contractor’s assignment with any Acquired Subsidiary;

(xiv) Collective Bargaining Agreements; or

(xv) Contracts not otherwise listed above that would reasonably be expected to require payments to or from the Business in excess of $2,000,000 per annum other than any such Contract that may be canceled by such Acquired Subsidiary without penalty upon notice of 90 calendar days or less.

(b) All Material Business Contracts are valid, binding and in full force and effect and are enforceable by the Seller, Affiliate of Seller, or Acquired Subsidiary party thereto, as applicable, and, to the Knowledge of Sellers, each other Person party thereto in accordance with their terms, except for any failures to be valid, binding, in full force and effect or enforceable which (i) are due to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) and (ii) individually or in the aggregate, would not reasonably be expected to be material to the Business. Each Acquired Subsidiary party thereto has performed all obligations required to be performed by it under each Material Business Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the Knowledge of Sellers, no other party to any Material Business Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any of the foregoing cases, for such noncompliance, breaches and defaults that, individually or in the aggregate, would not reasonably be expected to be material to the Business. As of the date of this Agreement, no Acquired Subsidiary has received written notice of any non-renewal or termination (or threat of non-renewal or termination) of any Material Business Contract, except for any non-renewals or terminations that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(c) Except as set forth in Section 3.10(c) of the Seller Disclosure Letter, prior to the date of this Agreement, Sellers have made available to Purchaser a true and complete copy of each written Material Business Contract in effect as of the date of this Agreement.

(d) Section 3.10(d) of the Seller Disclosure Letter sets forth any Material Business Contract containing “change of control” or anti-assignment provisions requiring the consent of a third party in respect of the consummation of the Transactions contemplated hereby (including the Restructuring Transactions).

Section 3.11 Permits. Each Acquired Subsidiary possesses all certificates, licenses, permits, authorizations, agreements and approvals of all Governmental Entities (each, a “Permit”) necessary to conduct the Business, other than such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to be material to the Business. All such Permits are validly held by the applicable Acquired Subsidiary, are in full force and effect and such Acquired Subsidiary has complied in all respects with all terms and conditions thereof, in each case, except for any such invalidity or non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Business. Each Acquired Subsidiary has filed all necessary applications to renew such Permits, except for any such failure to file that, individually or in the aggregate, would not reasonably be expected to be material to the Business. None of such Permits will be subject to revocation, suspension, modification, cancellation, rescission, non-renewal or termination as a result of the execution and delivery of this Agreement or the consummation of the Transactions. No Governmental Entity has commenced, or, to the Knowledge of Sellers, given notice that it intends to commence a Proceeding that would reasonably be expected to result in the revocation, suspension, or modification of any such Permit, or, to the Knowledge of Sellers, given notice of any Proceeding that would reasonably be expected to result in the denial or rejection (in whole or in part) of any application or request to renew such Permit.

Section 3.12 Taxes. Except as set forth in Section 3.12 of the Seller Disclosure Letter:

(a) All Tax Returns required to be filed with any Taxing Authority by or on behalf of any Acquired Subsidiary or with respect to the Business have been properly prepared and timely filed and were true, complete and accurate in all material respects at the time of such filing.

(b) All Taxes required to have been paid by the Acquired Subsidiaries or with respect to the Business have been fully and timely paid, whether or not shown on any Tax Return, other than Taxes that are being contested in good faith by appropriate Proceedings or that have been adequately provided for in accordance with GAAP. The Unaudited Historical Financial Statements reflect an adequate reserve for all Taxes payable by the Acquired Subsidiaries for all taxable periods and portions thereof accrued through the date of such Unaudited Historical Financial Statements, and since the date of such Unaudited Historical Financial Statements, none of the Acquired Subsidiaries has incurred any Tax liabilities other than Taxes relating to ordinary course operations conducted by the Acquired Subsidiaries.

(c) All Taxes required to be withheld or collected by each Acquired Subsidiary or with respect to the Business have been withheld and collected and timely paid to the appropriate Taxing Authority in compliance with all Tax withholding and remitting provisions of applicable Laws.

(d) There are no Liens (other than Permitted Liens) for Taxes on the assets of any Acquired Subsidiary or the Transferred Assets.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from an Acquired Subsidiary (or with respect to the Business) and no request for any such waiver or extension is currently pending.

(f) There are no ongoing or pending (and there has been no written notice of) audits, examinations, contests or other Proceedings with respect to Taxes of any Acquired Subsidiary or with respect to the Business, and no such Proceeding has been threatened in writing. No Acquired Subsidiary has granted to any Person a power of attorney that is currently in force with respect to any material Tax matter.

(g) None of the Acquired Subsidiaries has received (and no Sellers have received with respect to the Business) written notice from any jurisdiction in which such Acquired Subsidiary has not filed income or franchise Tax Returns claiming that such Acquired Subsidiary is or may be subject to income or franchise Tax by such jurisdiction.

(h) No Acquired Subsidiary has executed or entered into a closing agreement within the meaning of Section 7121 of the Code or any similar provision of state or local Tax Law, and no such agreement has been entered into with respect to the Business. No Acquired Subsidiary has requested, or is subject to, any private letter ruling of the U.S. Internal Revenue Service or a comparable ruling of any other Taxing Authority and no such ruling has been requested or provided with respect to the Business.

(i) No Acquired Subsidiary has engaged in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2), or any similar provision of state or local Tax Law, and no such transaction has been engaged in with respect to the Business.

(j) No Acquired Subsidiary will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or for any other reason.

(k) No Acquired Subsidiary is party to or bound by any Tax allocation, indemnity, sharing or similar agreement that will not be terminated prior to the Closing or, has any liability for Taxes of any other Person as a transferee thereof or successor thereto including under Section 1.1502-6 of the Treasury Regulations. No Acquired Subsidiary has liability for Taxes of another Person (other than in connection with having been included on any Combined Tax Return) as a result of being or having been at any time before Closing, part of any consolidated, combined, affiliated, aggregated, unitary or similar group.

(l) Except to the extent part of the Restructuring Transactions, no Acquired Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares intending to qualify for non-recognition treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(m) No Acquired Subsidiary has deferred any taxes under Section 2302 of the CARES Act or claimed any tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act as the same may be amended or modified.

(n) Section 3.12(n) of the Seller Disclosure Letter sets forth the U.S. federal income tax classification of each of the Acquired Subsidiaries.

Section 3.13 Proceedings. Section 3.13 of the Seller Disclosure Letter sets forth a true and complete list of each pending or, to the Knowledge of Sellers, threatened, Proceeding against any Acquired Subsidiary since January 1, 2018, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, or to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions contemplated hereby. Except as set forth on Section 3.13 of the Seller Disclosure Letter, there are no material Proceedings pending, or to the Knowledge of the Sellers, threatened against any Seller with respect to the Business that would reasonably be expected to materially affect the legality, validity or enforceability of this Agreement or any other Transaction Agreement to which such Seller is a party or prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions contemplated hereby. Except as set forth on Section 3.13 of the Seller Disclosure Letter, no Acquired Subsidiary is a party to or subject to or in default under any Order.

Section 3.14 Benefit Plans; Benefit Agreements.

(a) Section 3.14(a) of the Seller Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each material Business Employee Benefit Plan and any Seller Benefit Plan that is a defined benefit pension plan, retiree medical or life plan or SERP in which any Business Employee participates in or with respect to which there is any liability. Sellers have made available to Purchaser true, correct and complete copies of (as applicable) (i) each Business Employee Benefit Plan, including any amendments, modifications or supplements thereto; provided that, in the case of any Business Employee Benefit Plan that is a Benefit Agreement, Sellers may instead make available a representative form of such agreement to the extent such Benefit Agreement does not materially deviate from the form and (ii) with respect to each Business Employee Benefit Plan, (1) any trust, insurance, annuity or other funding arrangement related thereto, (2) the financial statement and actuarial, trust or other valuation report prepared with respect thereto (if any) for the three (3) most recent fiscal years, (3) the annual report required to be filed with the Internal Revenue Service with respect thereto (if any) for the most recent fiscal years, (4) the most recent Internal Revenue Service determination letter or pending Internal Revenue Service determination letter request with respect thereto (if any), (5) the most recent summary plan description and (6) any notices to or from the Internal Revenue Service or any office or representative of the U.S. Department of Labor or any similar Governmental Entity of a pending audit or investigation of any material compliance issues in respect of any such Business Employee Benefit Plan.

(b) Each Business Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified and has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of Sellers, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Business Employee Benefit Plan.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to any Acquired Subsidiary: (i) each Business Employee Benefit Plan has been established, operated and administered in compliance with the terms of the applicable Business Employee Benefit Plan, and with all applicable Laws, including ERISA and the Code; (ii) except as disclosed in Section 3.14(c) of the Seller Disclosure Letter, no Business Employee Benefit Plan is, and no Acquired Subsidiary has any liability (actual or contingent) under, nor has a Acquired Subsidiary at any time sponsored, contributed to, or had any obligation to sponsor or contribute to, a (1) ”multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), (2) ”single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) for which Sellers or any of their Affiliates have or could incur any liabilities under Section 4063 or 4064 of ERISA or under other applicable Law or (3) ”multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); and (iii) there has been no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available with respect to any Business Employee Benefit Plan.

(d) Except as disclosed in Section 3.14(d) of the Seller Disclosure Letter, no Acquired Subsidiary has any actual or contingent obligation with respect to any employee benefit plan or arrangement that is subject to Section 302 of ERISA, Title IV of ERISA, Sections 412 and 4971 of the Code, COBRA or any other statute that imposes liability on a so-called controlled group basis with reference to any provision of Section 52(a) or Section 414 of the Code or Section 4001 of ERISA, as applicable, that is due to an Acquired Subsidiary or its Affiliates’ affiliation with (i) any of their respective employers (whether or not incorporated) that would be treated together with an Acquired Subsidiary or its Affiliates as a “single-employer” within the meaning of Section 414 of the Code (each, an “ERISA Affiliate”) or (ii) any member of their controlled group of corporations (as defined in Section 52(a) of the Code). With respect to any Benefit Plan that is subject to Title IV of ERISA, (1) all premiums due as of the date of this Agreement to the Pension Benefit Guaranty Corporation (the “PBGC”) have been paid, (2) neither the Acquired Subsidiaries nor any of their respective Affiliates have filed a notice of intent to terminate the plan or adopted any amendment to treat such plan as terminated, (3) the PBGC has not instituted, or threatened to institute, proceedings to treat such plan as terminated, (4) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan, (5) within the last six (6) years, there has been no “reportable event” (as defined in Section 4043 of ERISA) that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA, (6) Sellers and their Affiliates are not, and do not expect to be, subject to (A) any requirement to post security pursuant to Section 412(c)(4) of the Code or (B) any lien pursuant to Section 430(k) of the Code. Neither the Acquired Subsidiaries nor any of their respective Affiliates have terminated any Benefit Plan subject to Title IV of ERISA within the last six (6) years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA.

(e) Except as disclosed in Section 3.14(e) of the Seller Disclosure Letter, no Acquired Subsidiary has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any Service Provider, except as may be required under COBRA, and at the expense of such Service Provider. Except as disclosed in Section 3.14(e) of the Seller Disclosure Letter, each Benefit Plan that provides post-employment health, medical or life insurance benefits for any Service Provider may be amended, modified in any manner or terminated without liability to an Acquired Subsidiary or its Affiliates.

(f) (i) All contributions required to be made by any Seller or Acquired Subsidiary to or on the account of each Business Employee Benefit Plan have been timely made and (ii) to the Knowledge of Sellers, no Seller or Acquired Subsidiary has received any written notice of any investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Business Employee Benefit Plan or any trust related thereto, except as would not reasonably be expected to be, individually or in the aggregate, material to any Seller or Acquired Subsidiary.

(g) No Business Employee Benefit Plan entitles any Service Provider to any gross-up or additional payment by reason of any Tax being imposed on such Person under Section 409A or 4999 of the Code.

(h) Except as otherwise provided in this Agreement or the Employee Matters Agreement, none of the execution and delivery of this Agreement or the consummation of the Transactions will, except as expressly contemplated by this Agreement, by any of the Business Employee Benefit Plans or as required by applicable Laws, (i) entitle any Service Provider to retention, change in control or similar compensation or benefits under any Benefit Plan or Benefit Agreement or cause any Service Provider to become eligible for any increase in severance or change of control benefits under any Benefit Plan or Benefit Agreement, (ii) accelerate the payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount payable or trigger any other obligation due to, or in respect of, any Service Provider, (iii) result in any breach or violation of or default under, or limit any Acquired Subsidiary’s right to amend, modify or terminate, any Benefit Plan or Benefit Agreement or (iv) give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code.

Section 3.15 Labor Matters.

(a) Except as set forth on Section 3.15(a) of the Seller Disclosure Letter, (i) there is no, and since January 1, 2018, there has not been any, labor strike, work stoppage or lockout pending or, to the Knowledge of Sellers, threatened, against or affecting the Business Employees; (ii) to the Knowledge of Sellers, there is no, and since January 1, 2018, there has not been any material unfair labor practice, grievance, slowdown, picketing, complaint, corporate or publicity campaign or other material labor dispute pending or threatened against or affecting the Business Employees; (iii) to the Knowledge of Sellers, there are no, and since January 1, 2018 there has not been any, activities or proceedings by any labor union or other employee representative organization to organize any Business Employees, no election petition filed with any Governmental Entity, and no demand for recognition as the exclusive bargaining representative of any employees has been initiated by or on behalf of any labor or similar organization; and (iv) each Acquired Subsidiary is, and has been since January 1, 2018, in compliance in all respects with all Labor Laws. Each Business Employee has all work permits, immigration permits, visas or other authorizations required by applicable Law for such Business Employee given the duties and nature of such Business Employee’s services. Each Acquired Subsidiary has met all requirements under Laws relating to the employment of foreign citizens and residents, including all requirements of Form I-9, and to Sellers’ Knowledge, no Acquired Subsidiary currently employs any person who is not permitted to work in the jurisdiction in which such person is employed.

(b) Section 3.15(b) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement and the date of any expected negotiations with any works council or labor union which represents any Business Employee. Sellers have made available to Purchaser true and complete copies of all Collective Bargaining Agreements. With respect to each Collective Bargaining Agreement, the Acquired Subsidiaries and their Affiliates are in compliance in all material respects with its obligations thereunder and all applicable Laws relating thereto. Except as set forth on Section 3.15(b) of the Seller Disclosure Letter, no notice, consent, or consultation obligations with respect to any employee, or any labor or other employee representative body, will be a condition precedent to the execution of this Agreement or the consummation of the Transactions contemplated hereby.

(c) The Acquired Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all Laws respecting labor, employment and employment practices, including all such Laws relating to terms and conditions of employment, health and safety, wages and hours, child labor, immigration, unfair labor practices, labor relations, harassment, family and medical leave, employment termination, paid sick time, background screens, employee data privacy, classification of employees, pay equity, employment discrimination, disability rights or benefits, equal opportunity, workers’ compensation, and the WARN Act and any similar state or local Laws relating to plant closures and layoffs. Except as set forth on Section 3.15(c) of the Seller Disclosure Letter, there are, and since January 1, 2018 have been, no pending or, to the Knowledge of the Sellers, threatened material Proceedings against any Acquired Subsidiaries brought by or on behalf of any applicant for employment, any current or former Business Employee, officer, director or other individual service provider of any of the Acquired Subsidiaries, or any person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Entity, alleging: (i) violation of any labor or employment Laws; (ii) breach of any employment , consulting, or severance agreement; (iii) breach of any express or implied contract of employment; (iv) wrongful termination of employment; or (v) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission, in each case except as would not, individually or in the aggregate, reasonably be expected to result in material liability of the Business The Acquired Subsidiaries have no material liability or obligations, including under or on account of a Business Employee Benefit Plan, arising out of the engaging of persons to provide services to any Acquired Subsidiary and treating such persons as consultants or independent contractors and not as employees.

(d) Section 3.15(d) of the Seller Disclosure Letter sets forth as to each Business Employee identified on it, his or her job title or position, current base salary or hourly base wage, target bonus, exempt status, date of hire, location, whether such employee is represented by a union. Section 3.15(d) of the Seller Disclosure Letter shall be provided and updated as stated in the definition of “Business Employee”.

(e) The Acquired Subsidiaries have reasonably investigated all sexual harassment, or other discrimination or retaliation allegations involving Business Employees of which any of which they are aware. With respect to any such allegation, the Acquired Subsidiaries have taken prompt corrective action that was reasonably calculated to prevent further improper action relating to such allegation. Except as set forth on Section 3.15(e) of the Seller Disclosure Letter, the Acquired Subsidiaries do not reasonably expect any material Liabilities following the date hereof with respect to any such allegations and, to the Knowledge of the Sellers, there are no allegations of sexual harassment, discrimination or retaliation relating to officers, directors or Business Employees at the level of Vice President or above of the Acquired Subsidiaries, in their respective capacities as such, that, if known to the public, would bring the Acquired Subsidiaries into disrepute. Since January 1, 2018, none of the Acquired Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, discrimination or retaliation by any Business Employee with the title of Vice President or above.

(f) No Acquired Subsidiary has incurred any liability or obligation under the WARN Act that remains unsatisfied. Within the last twelve (12) months, there has not been any plant closing, relocation of work or mass layoff (in each case, within the meaning of the WARN Act) or term of similar import under any applicable similar Law.

Section 3.16 Absence of Changes or Events. (a) Since the Balance Sheet Date, there has not occurred any event, change, development, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since the Balance Sheet Date, no Seller or Acquired Subsidiary has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of Section 5.7.

Section 3.17 Compliance with Applicable Laws. Except as set forth on Section 3.17 of the Seller Disclosure Letter, each of the Acquired Subsidiaries and the Business is, and has been since January 1, 2018, in compliance in all material respects with all applicable Laws. Each of the Acquired Subsidiaries and the Sellers or their Affiliates (with respect to the Business) has not received any written communication alleging any material noncompliance with any such Laws that has not been cured as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business.

Section 3.18 Compliance with Anti-Corruption, Sanctions, and Trade Laws.

(a) Neither the Acquired Subsidiaries nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Seller, any of the Acquired Subsidiaries’ respective agents or representatives (in each case, acting on behalf of the Acquired Subsidiaries): (i) has directly or indirectly (A) used any funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (B) made any unlawful payment to any official or employee of a Governmental Entity; or (C) violated or is in violation of any applicable Anti-Corruption Laws; (ii) has been, nor is, a Sanctioned Person; (iii) has transacted any business with or for the benefit of any Sanctioned Person nor violated applicable Sanctions; nor (iv) has violated any applicable Ex-Im Laws.

(b) The Acquired Subsidiaries have maintained policies and procedures and adhered to systems of internal controls that, to the Knowledge of the Seller, are reasonably adequate to ensure compliance with applicable Anti-Corruption Laws, Sanctions, and Ex-Im Laws.

(c) To the Knowledge of the Seller, neither the Acquired Subsidiaries nor their respective directors, officers, employees, agents, or representatives has been the subject of any allegation, deficiency notice, voluntary disclosure, investigation, prosecution, or other enforcement action related to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws, and no such allegation, notice, investigation, prosecution or other action is pending or threatened.

Section 3.19 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, or as set forth on Section 3.19 of the Seller Disclosure Letter:

(a) Each Acquired Subsidiary is, and has been since January 1, 2016, in compliance with all applicable Environmental Laws, in each case relating to the Business or the Business Real Property;

(b) Each Acquired Subsidiary holds, and is, and since January 1, 2016 has been, in compliance with, all Permits required under applicable Environmental Laws for it to conduct its business, in each case relating to the Business or the Business Real Property (“Environmental Permits”), and no Seller or Acquired Subsidiary has received written notice of any currently pending or threatened Proceeding by any Governmental Entity seeking the revocation, suspension or modification of any such Environmental Permits;

(c) No Seller or Acquired Subsidiary has received any written notice, and there are no Proceedings pending or, to the Knowledge of Sellers, threatened against any Seller or Acquired Subsidiary, in each case alleging a violation of or liability under applicable Environmental Laws or Environmental Permits, in each case relating to the Business or the Business Real Property;

(d) As of the date of this Agreement, and other than as may be required by the terms and conditions of any Environmental Permit held by an Acquired Subsidiary as disclosed in Section 3.19(d) of the Seller Disclosure Letter, no Acquired Subsidiary is currently conducting, and no Acquired Subsidiary reasonably expects to be required pursuant to applicable Environmental Law to conduct, any environmental investigation, remediation or monitoring of soil, soil vapor or groundwater (each a “Remedial Action”) at any Business Real Property or any other location relating to the Business;

(e) No Hazardous Substances have been Released at, on, under or from any Business Real Property during the time when such Business Real Property has been owned, leased or operated by the Acquired Subsidiaries or any of their Affiliates, or to the Knowledge of the Sellers, at any other time, or at, on, under or from any real property formerly leased, owned or operated by any Acquired Subsidiary during the time when such real property was owned, leased or operated by the Acquired Subsidiaries or any of their Affiliates, in each case, relating to the Business, that is reasonably likely to result in an obligation of any Acquired Subsidiary pursuant to applicable Environmental Law to conduct or fund any Remedial Action at such real property, or in a Proceeding against any Acquired Subsidiary pursuant to applicable Environmental Law relating to the Business or the Business Real Property;

(f) No Acquired Subsidiary has generated, treated, stored, Released or transported any Hazardous Substances at, to or from any Business Real Property or, to the Knowledge of Sellers, any other location relating to the Business except in compliance with Environmental Laws and as would not reasonably be expected to result in a Proceeding pursuant to applicable Environmental Law against any Acquired Subsidiary; and

(g) None of the Acquired Subsidiaries (i) has by contract assumed or undertaken any liability of any other Person, or (ii) is subject to any consent decree, administrative or judicial order, judgment or settlement agreement imposing outstanding obligations or liabilities, in each case arising out of or pursuant to Environmental Law relating to the Business or the Business Real Property.

(h) Sellers have made available to Purchaser true and correct copies of all material Phase I and Phase II environmental site assessments and, to the extent completed since January 1, 2016, all other material written environmental reports, assessments, audits and studies (including those relating to any ongoing Remedial Action at any Business Real Property), in each case, in their possession relating to the Business Real Property, or relating to compliance with, any Environmental Laws, relating to the Business or the Business Real Property.

Section 3.20 Communications Regulatory Matters.

(a) Section 3.20(a)(i) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Permits issued to each Acquired Subsidiary by the FCC in connection with the operation of the Business as of the date of this Agreement (collectively, the “FCC Licenses”) and Section 3.20(a)(ii) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Permits issued to each Acquired Subsidiary by any State Regulator in connection with the operation of the Business (such Permits, collectively with the FCC Licenses, the “Transferred Communications Licenses”).

(b) Each Transferred Communications License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not, individually or in the aggregate, reasonably be expected to be material to the Business. No Transferred Communications License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or unless such conditions or requirements, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Business, or (ii) any pending regulatory Proceeding, or notice, inquiry or, to the Knowledge of Sellers, investigation or facts that in each case, (x) would reasonably be expected to cause a Transferred Communications License to be suspended, revoked, canceled or adversely modified, or (y) would reasonably be expected to lead to such a Proceeding, or judicial review before a Governmental Entity, unless such pending regulatory Proceeding or judicial review would not, individually or in the aggregate, reasonably be expected to be material to the Business. As long as the Required Regulatory Approvals are obtained prior to the consummation of the Transactions, no Transferred Communications License will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such suspensions, modifications, revocations or non-renewals that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(c) The licensee of each Transferred Communications License is in compliance with each Transferred Communications License and the Communications Laws and has fulfilled and performed all of its obligations with respect thereto, including all reports, filings, notifications, payments and applications required by the Communications Act or similar rules, regulations, policies, instructions and orders of State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(d) None of the Transferred Communications Licenses is conditioned upon compliance with a letter of assurance or national security agreement with any CAFP agency.

(e) None of the Acquired Subsidiaries is using any equipment or service listed on the FCC’s Covered List as currently in effect under 47 C.F.R. § 1.50002.

Section 3.21 Transactions with Affiliates. Except as set forth in Section 3.21 of the Seller Disclosure Letter (other than employment agreements, equity or incentive equity documents or Benefit Plans), no Affiliate or, to the Knowledge of Sellers, present officer or director of any Acquired Subsidiary or any Seller has any direct or indirect interest (excluding any beneficial ownership of up to five percent of the outstanding equity securities in a publicly traded company) in any (a) material customer or supplier of the Business, (b) Person from whom or to whom any of the foregoing leases any Leased Real Property or material Personal Property used in or pertaining to the Business or (c) other Person with whom any Seller or Acquired Subsidiary has an material business relationship with respect to the Business. Except as set forth in Section 3.21 of the Seller Disclosure Letter, no Affiliate of any Seller or Acquired Subsidiary: (i) owns any material property or right, whether tangible or intangible, which is primarily used by the Business, except as contemplated by the applicable Ancillary Agreements; (ii) has any material claim or cause of action against the Business; (iii) disregarding the accounts settled or otherwise eliminated pursuant to Section 5.2, owes any money to the Business or is owed money from the Business in an amount greater than $2,000,000; (iv) provides services or resources to the Business that are not contemplated by the applicable Ancillary Agreements; or (v) is dependent on services or resources provided by the Business that are not contemplated by the applicable Ancillary Agreements. Section 3.21 of the Seller Disclosure Letter sets forth every material business relationship (other than normal employment relationships) between any Seller or Acquired Subsidiary with respect to the Business, on one hand, and any such parties’ present officers, directors or, to the Knowledge of Sellers, members of their families (or, to the Knowledge of Sellers, any entity in which any of them has a material financial interest, directly or indirectly), on the other hand.

Section 3.22 Insurance. Section 3.22 of the Seller Disclosure Letter lists, as of the date of this Agreement, all material insurance policies owned or held that are primarily related to the Business and a loss run report relating to claims under any such policies and primarily related to the Business in the last three (3) years. Lumen and its Affiliates (including the Acquired Subsidiaries) maintain insurance policies of the type and in the amounts customarily carried by Persons conducting similar businesses (including with respect to size and scope) or as required under applicable Law. All such policies are in full force and effect, all premiums due thereunder have been paid, there has not been any default or denial of coverage thereunder and, in the last three (3) years, no written notice of cancellation, non-renewal, reduction in coverage or termination has been received with respect to any such policy, to the Knowledge of Sellers, no Seller has failed to give any notice or present any claims under any applicable insurance policy relating to the Acquired Subsidiary in a due and timely fashion, and no insurer has denied, rejected, questioned or disputed or made any reservation of rights regarding any pending material claims relating to the Acquired Subsidiaries. To the Knowledge of Sellers, there are currently no material open claims relating to any Acquired Subsidiary with any insolvent carriers.

Section 3.23 System Information; Network Architecture.

(a) Section 3.23(a) of the Seller Disclosure Letter sets forth in all material respects a true and correct statement, detailed by states within the Territory, of (i) access lines as of December 31, 2020 and (ii) high-speed Internet customer units as of June 30, 2021 of the Acquired Subsidiaries and the Business. Each of the foregoing was determined using the same reporting system used in the preparation of the Financial Statements. The information set forth in Section 3.23(a) of the Seller Disclosure Letter is true and correct, except to the extent as would not be material to the Business.

(b) Except as set forth in Section 3.23(b) of the Seller Disclosure Letter, the Systems, are in all material respects, working, functional, fit for the purpose intended and have been maintained, subject to ordinary wear and tear, in good working condition and are without any material defects for purposes of operating the Business. Other than the rights to be provided pursuant to the Ancillary Agreements, the Acquired Subsidiaries have a valid right to use all equipment necessary to operate the Systems as currently operated. Other than through the process of eminent domain, no Governmental Entity or other third party has any right to purchase the Systems or any portion thereof.

Section 3.24 Service Outages. Section 3.24 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a complete list of network outages of the Business since January 1, 2018, that were required to be reported to the FCC under Part 4 of Title 47 of the Code of Federal Regulations, and such network outages were reported by Sellers or one of their Affiliates to the FCC in accordance therewith.

Section 3.25 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Sellers or any of their respective Affiliates, except Goldman, Sachs & Co., Citigroup Global Markets, Inc., Morgan Stanley, and Bank of America, whose fees and expenses will be paid by or on behalf of Sellers (which fees and expenses, for the avoidance of doubt, shall be Excluded Liabilities) and, upon payment of such fees and expenses, neither Purchaser nor any Acquired Subsidiary shall have any continuing obligations to either of the above-named financial advisors.

Section 3.26 No Additional Representations; No Reliance.

(a) Sellers acknowledge and agree that except for the representations and warranties expressly set forth in Article 4 or any other Transaction Agreement, neither Purchaser, any of its Subsidiaries nor any other Person on Purchaser’s behalf has made or makes, and Sellers have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, or any matter relating to Purchaser, including its businesses, results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Sellers or their respective Affiliates or any of their respective representatives by or on behalf of Purchaser, and that any such representations or warranties are expressly disclaimed.

(b) Sellers further acknowledge and agree that no representative of Purchaser or its Subsidiaries has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as follows:

Section 4.1 Organization and Standing; Power. Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Purchaser has full corporate or other organizational power and authority to enable it to own the Transferred Equity Interests, to execute this Agreement and to consummate the Transactions. Purchaser has, or will have at the Closing, as applicable, full corporate or other organizational power and authority to execute each other Transaction Agreement to which it is or will be party and to consummate the Transactions. Purchaser has full corporate or other power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently owned or conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions by Purchaser (a “Purchaser Material Adverse Effect”).

Section 4.2 Authority; Execution and Delivery; Enforceability. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Purchaser or its stockholders or other equityholders is necessary to authorize this Agreement. Purchaser has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Sellers, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law). The execution and delivery by each of Purchaser and each other Affiliate of Purchaser that will be a party to a Transaction Agreement (such Affiliates, the “Purchasing Affiliates”) of each other Transaction Agreement to which it is or will be party and the consummation by each of Purchaser and each Purchasing Affiliate of the Transactions have been, or will be at the Closing, as applicable, duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Purchaser or any of the Purchasing Affiliates or any of their respective stockholders or other equityholders is necessary to authorize the Transaction Agreements or the Transactions. Each of Purchaser and each Purchasing Affiliate has, or will have at the Closing, as applicable, duly executed and delivered each other Transaction Agreement to which it is or will be party, and such Transaction Agreement, assuming the due authorization, execution and delivery of such Transaction Agreement by a Seller or an Acquired Subsidiary, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

Section 4.3 No Conflicts; Consents.

(a) The execution, delivery and performance by each of Purchaser and each Purchasing Affiliate of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by each of Purchaser and each Purchasing Affiliate with the terms thereof will not conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Purchaser or any Purchasing Affiliate (including any assets held under a lease or license) under, (i) the organizational documents of Purchaser or any of the Purchasing Affiliates or (ii) (1) any Contract by which Purchaser or any of the Purchasing Affiliates or by which any of their respective properties or assets is bound or (2) any Judgment or applicable Law applicable to Purchaser or any of the Purchasing Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Assuming the truth and accuracy of the representations and warranties of Sellers set forth in Article 3, no Consent of or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of the Purchasing Affiliates in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of the participation of the Acquired Subsidiaries or any of their respective Affiliates (as opposed to any other third Person) in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.4 Proceedings. There are not any (a) outstanding Judgments against Purchaser or any Purchasing Affiliates, (b) Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchasing Affiliates, or (c) investigations by any Governmental Entity that are, to the Knowledge of Purchaser, pending or threatened against Purchaser or any of the Purchasing Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.5 Securities Act. Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof. Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Transferred Equity Interests may not be sold, transferred or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.6 Financing.

(a) Assuming the funding of the Debt Financing and Equity Financing contemplated by the Commitment Letters in accordance with the terms thereof, and assuming (i) the accuracy of the representations and warranties set forth in Section 3.5(c) and (ii) the performance by Sellers of their obligations set forth in Section 5.7(vii), Purchaser shall, on the Closing Date and as of the Closing, have available to it all funds necessary to pay the Initial Closing Date Amount, and any adjustments thereto in accordance with this Agreement, all other cash amounts required to be paid by Purchaser at the Closing in connection with the transactions contemplated hereby and all fees and expenses required to be paid by Purchaser in connection with the Debt Financing and Equity Financing (the “Required Amount”).

(b) Purchaser has received and delivered to Sellers true, correct and complete fully executed copies of the commitment letters, dated as of the date hereof, by and among the lenders party thereto (as such parties may be supplemented or amended from time to time, the “Lenders”) and Purchaser, including all term sheets, exhibits, schedules, annexes and amendments to such letters (referred to individually and in the aggregate, as, the “Debt Commitment Letter”), together with a redacted copy of any fee letter relating thereto; provided that fee amounts, pricing caps, “market flex” terms and other terms that are customarily redacted and that would not adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing necessary to fund the Required Amount may be redacted from the fee letter. Pursuant to the Debt Commitment Letter, and subject to the terms and conditions thereof (including the satisfaction or waiver of the conditions set forth therein), each of the parties thereto (other than Purchaser) has severally agreed and committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letter (including the making of loans to Purchaser to finance the Sale and the other transactions contemplated by this Agreement). As of the date hereof, the Debt Commitment Letter (i) is in full force and effect; (ii) has not been withdrawn, terminated, rescinded, amended, supplemented or otherwise modified in any respect; and (iii) is a legal, valid and binding obligation of Purchaser and, to the Knowledge of Purchaser, the other parties thereto, except as limited by laws affecting the enforcement of creditors’ rights generally, by general equitable principles by the discretion of any governmental entity before which any proceeding seeking enforcement thereof may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) Purchaser has delivered to Sellers a true, correct and complete fully executed copy of the commitment letter, each dated as of the date hereof, from each of the sponsoring affiliates and co-investors party thereto (collectively, the “Equity Finance Providers”), including all exhibits, schedules, annexes and amendments to such letter, in effect as of the date of this Agreement (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, and subject to the terms and conditions thereof (including the satisfaction or waiver of the conditions set forth therein), the Equity Finance Providers have severally agreed and committed to contribute the amounts set forth therein (the provision of such funds as set forth therein, the “Equity Financing”) for the purposes set forth in such Equity Commitment Letters (including to finance the Transactions contemplated by this Agreement). Each Equity Commitment Letter is (i) in full force and effect; (ii) has not been withdrawn, terminated, rescinded, amended, supplemented or otherwise modified in any respect; and (iii) is a legal, valid and binding obligation of the Equity Finance Provider party thereto, except as limited by laws affecting the enforcement of creditors’ rights generally, by general equitable principles by the discretion of any governmental entity before which any proceeding seeking enforcement thereof may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

(d) Other than as set forth in the Debt Commitment Letter and the Equity Commitment Letters (collectively, the “Commitment Letters”), there are no conditions precedent to the availability of the Debt Financing or Equity Financing and the obligations of the Debt Financing Sources or the Equity Finance Providers to fund under the respective Commitment Letter are not subject, directly or indirectly, to any condition other than those expressly set forth in the Commitment Letters. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would: (i) constitute a default or breach on the part of Purchaser or any Equity Finance Provider, nor, to the Knowledge of Purchaser, any other party to such Commitment Letters, under any term or condition of the Commitment Letters; (ii) constitute or result in a failure to satisfy a condition precedent or other contingency set forth in the Commitment Letters; or (iii) to the Knowledge of Purchaser, otherwise result in any portion of the financing contemplated under any of the Commitment Letters being unavailable on or before the Closing Date. As of the date of this Agreement, Purchaser has no reason to believe any of the conditions relating to the funding of the full amount of the financing contemplated under any of the Commitment Letters will not be satisfied on or prior to the Closing Date. Purchaser has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid on or prior to the date of this Agreement.

(e) As of the date hereof, Purchaser has no reason to believe that (i) it or any of the other parties to the Commitment Letters will be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it, (ii) the conditions to the Commitment Letters will not otherwise be satisfied or (iii) the full amount of the Debt Financing and the Equity Financing needed to fund the Required Amount will not be available on the Closing Date. The only conditions precedent or other contingencies (including, related to “market flex” provisions) related to the obligations of the Lenders or the Equity Finance Providers to fund under their respective Commitment Letters are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter and the unredacted portion of the related fee letter.

(f) Assuming (i) satisfaction of the conditions set forth in Article 7, (ii) the accuracy of the representations and warranties set forth in Article 3 hereof and (iii) the performance by Seller and the Acquired Subsidiaries of their obligations hereunder, and after giving effect to the Transactions (including the Financing) and the payment of the Purchase Price, Purchaser will be Solvent immediately after the Closing.

Section 4.7 No Additional Representations; No Reliance. (a) Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article 3 or any other Transaction Agreement, no Seller nor any Acquired Subsidiary nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Sellers, the Transferred Equity Interests, or the Acquired Subsidiaries, or any matter relating to any of them, including their respective businesses (including the Business), results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of any Seller or any Acquired Subsidiary, and that any such representations or warranties are expressly disclaimed.

(b) Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that no Seller nor any Acquired Subsidiary nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future customers, future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Sellers, the Acquired Subsidiaries or the Business (including the reasonableness of the assumptions underlying any of the foregoing), or (ii) except as expressly set forth in Article 3 or any other Transaction Agreement, any other information relating to Sellers, the Transferred Equity Interests, the Business or the Acquired Subsidiaries, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in any data room, offering memoranda, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions, and that any such representations and warranties are expressly disclaimed.

(c) Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d) Purchaser further acknowledges and agrees that no representative of Sellers, the Acquired Subsidiaries or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement. Except as expressly set forth in Article 3 or any other Transaction Agreement, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Equity Interests or the Business.

(e) Nothing in this Section 4.7 shall limit claims by Purchaser for Fraud.

Section 4.8 Independent Investigation. Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry of the Business, (b) it has conducted its own independent investigation, review and analysis of the Business, results of operations, financial condition and prospects of the Business, which investigation, review and analysis was conducted solely by Purchaser and its representatives, (c) it has had the opportunity to request access to the books and records, facilities, equipment, Contracts and other properties and assets of the Business that it and its representatives have desired and have received responses they deem adequate and sufficient to all such requests, and it and its representatives have had the opportunity to meet with the officers and Business Employees to discuss the Business and (d) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article 3 and the other Transaction Agreements, and not in reliance on any representation or warranty of any Seller, the Acquired Subsidiaries, their respective Affiliates or any of their respective representatives not expressly set forth therein.

Section 4.9 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except any Person whose fees and expenses will be paid by Purchaser.

Section 4.10 Guarantees. Concurrently with the execution of this Agreement, Purchaser has delivered to Sellers the duly executed guarantees of the Guarantors, dated as of the date of this Agreement, in favor of Sellers in respect of certain of Purchaser’s obligations under this Agreement as set forth therein (each, a “Guarantee”). Each Guarantee (a) constitutes a legal, valid and binding obligation of the applicable Guarantor, (b) is enforceable against such Guarantor in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law), and (c) is in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of a Guarantor under a Guarantee.

ARTICLE 5

ADDITIONAL AGREEMENTS

Section 5.1 Pre-Closing Restructuring Transactions.

(a) Subject in each case to the terms of this Section 5.1 and to Section 5.2, Section 5.3, Section 5.8, Section 5.9 and Section 5.10, prior to the Closing, Sellers shall, and shall cause their Subsidiaries to, take the actions required to implement the Restructuring Transactions specified in Section 5.1(a) of the Seller Disclosure Letter and effect all such conveyances, transfers, assignments, assumptions or other transactions or actions necessary or appropriate to enable, in each case immediately prior to the Closing: (i) the Acquired Subsidiaries to possess the Transferred Assets and to be responsible for the Assumed Liabilities; and (ii) Lumen and its Retained Subsidiaries to possess the Excluded Assets and to be responsible for the Excluded Liabilities. Prior to entering into any agreements or instruments to effectuate the Restructuring Transactions (“Restructuring Agreements”), Sellers shall deliver to Purchaser copies of any material Restructuring Agreements (in all cases excluding any written consents or resolutions relating to the Restructuring Agreements) and shall afford Purchaser a five-Business Day period following receipt of such material Restructuring Agreements (the “Restructuring Review Period”) to review and comment on the contents of such Restructuring Agreements. Sellers shall give reasonable consideration to any comments delivered by Purchaser to Sellers within the Restructuring Review Period.

(b) Purchaser acknowledges that, notwithstanding any other provision in this Agreement to the contrary, the consummation of the transactions contemplated by this Agreement are not intended to convey to Purchaser any right, title, or interest in or to any assets, properties, Equity Interests, or other rights that are not Transferred Assets (other than any rights of a party under this Agreement or any Ancillary Agreement), including without limitation: (i) all assets, properties, and rights primarily used or held for use in the conduct of the Retained Business; (ii) all vendor contracts entered into by Lumen or their Affiliates other than the Transferred Vendor Contracts; (iii) all customer contracts entered into by Lumen or their Affiliates other than the Transferred Customer Contracts; (iv) all title to the Excluded Marks, Domain Names or Seller Intellectual Property; (v) all books and records of Lumen or its Affiliates, other than the Business Records; (vi) any Communications Permits other than the Transferred Communications Licenses; (vii) any interests of less than 20% of the Equity interests of any business or entity; (viii) the assets, properties, and rights associated with Lumen’s consolidated centralized support functions or long-haul network transport facilities necessary to provide the services that Lumen and its Retained Subsidiaries will provide after the Closing under the Ancillary Agreements; and (ix) the assets listed in Section 5.1(b) of the Seller Disclosure Letter (with all such assets, properties, Equity Interests and rights described in this sentence, including those transferred or conveyed prior to the Closing pursuant to Section 5.1(a), being referred to collectively as the “Excluded Assets“).

(c) Purchaser agrees that the Acquired Subsidiaries shall assume or retain and be responsible for, and shall indemnify and hold harmless Lumen and its Affiliates from, from and after the Closing, all Liabilities relating to, arising out of or resulting from the ownership, operation, or use of the Acquired Subsidiaries, the Business or the Transferred Assets (but excluding any Excluded Liabilities), whether incurred before, on or after the Closing, including (in addition to Liabilities expressly contemplated to be the responsibility of Purchaser or its Affiliates (including the Acquired Subsidiaries) under this Agreement or the Ancillary Agreements) without limitation: (i) Liabilities arising out of or related to any of the Owned Real Property; (ii) Liabilities in respect of the Leased Real Property (including all Transferred Contract Obligations arising thereunder); (iii) Liabilities arising under the Transferred Contracts or arising out of any Purchase Orders pursuant to any of the Transferred Contracts, including all Transferred Contract Obligations arising thereunder; (iv) any litigation, claims, proceedings, inquiries or investigations instituted by any third party (including any Governmental Entity) relating to, arising out of or resulting from the operation of the Business before, on or after the Closing, regardless of whether such litigation, claim, proceeding, inquiry or investigation was initiated before, on or after the Closing, including all Orders arising out of any such litigation, claim, proceeding, inquiry or investigation; (v) Liabilities in respect of the Closing Indebtedness to the extent taken into account in the calculation of Purchase Price; (vi) except as otherwise expressly provided in this Agreement or the Ancillary Agreements, any Liability for any fees or expenses incurred by Purchaser or any of its Affiliates (including the fees of any legal counsel, financial advisor, bank, accountant, auditor, broker, R&W Policy provider or other consultant or expert retained by Purchaser or its Affiliates or on their behalf) in connection with the preparation, negotiation, execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the Transactions, including any such fees incurred in connection with pursuing, obtaining or implementing the Debt Financing; (viii) any cost or expense for recordation or perfection of the assignment of the Transferred Assets to the Acquired Subsidiaries; (ix) Liabilities for Taxes allocated to Purchaser pursuant to Article 6 and (x) the Liabilities set forth on Section 5.1(c) of the Seller Disclosure Letter (with all such Liabilities described in this sentence, including any assumed by the Acquired Subsidiaries prior to the Closing pursuant to Section 5.1(a), being referred to collectively as the “Assumed Liabilities”). In the event that any assets, properties, Equity Interests, or other rights (including any Contracts) that are Excluded Assets at the time of Closing are later transferred to Purchaser, whether in accordance with this Agreement, any Ancillary Agreement or otherwise with Purchaser’s written consent, such assets, properties, Equity Interests, or other rights (including any Contracts) shall be deemed to be Transferred Assets upon completion of the transfer, and all of the Liabilities of Sellers and their Subsidiaries relating to, arising out of or resulting from the ownership, operation, or use of such Transferred Assets shall become Assumed Liabilities upon the completion of the transfer.

(d) Lumen or its Retained Subsidiaries shall assume or retain and be responsible for, and shall indemnify and hold harmless Purchaser and its Affiliates from, all Liabilities relating to, arising out of or resulting from the ownership, operation or use of the Retained Business or the Excluded Assets, whether incurred before, on or after the Closing, including (in addition to all Liabilities expressly contemplated to be the responsibility of Lumen or its Retained Subsidiaries under this Agreement or the Ancillary Agreements) without limitation, except as otherwise expressly provided in this Agreement or the Ancillary Agreements, (i) any Liability for any fees, costs or expenses incurred by Sellers or any of their Affiliates including (1) the fees, costs and expenses of any legal counsel, financial advisor, bank, accountant, auditor, broker or other consultant, advisor or expert retained by Lumen or its Affiliates or on their behalf, (2) any brokerage fees, commissions, finders’ fees, or financial advisory fees, (3) any Change in Control Payment and (4) any cost or expense for recordation or perfection of the assignment of the Excluded Assets from the Acquired Subsidiaries, in each case, in connection with the preparation, negotiation, execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the Transactions, including any such fees, costs, expenses and payments incurred in connection with the implementation of the Restructuring Transactions; (ii) the Liabilities designated as “Excluded Liabilities” on Section 5.1(d) of the Seller Disclosure Letter, (iii) Liabilities for Taxes allocated to Sellers pursuant to Article 6 and, and (iv) any other Liabilities that are not Assumed Liabilities, including any CAF Obligations (with all such Liabilities described in this sentence, including any assumed by Lumen or its Retained Subsidiaries prior to the Closing pursuant to Section 5.1(a), referred to collectively as the “Excluded Liabilities”).

(e) Purchaser shall have the right to control any Proceeding involving a third-party claim which are solely with respect to Assumed Liabilities; provided that, Lumen shall have the right to participate (at its own cost and expense) in, and Purchaser shall keep Lumen reasonably informed of any material developments with respect to, any such Proceeding, third-party claim to which Lumen or any Seller has been made a party or for which a third party has claimed or alleged Lumen or any of its Retained Subsidiaries is liable or responsible. Lumen shall have the right to control any Proceeding involving a third-party claim with respect to any Excluded Liabilities and, with respect to Assumed Liabilities, any third party claim involving any Unassigned Asset or any Shared Customer Contract; provided that Purchaser shall have the right to participate (at its own cost and expense) in, and Lumen shall keep Purchaser reasonably informed of any material developments with respect to, any such Proceeding, third-party claim to which the Purchaser or any Acquired Subsidiary has been made a party or for which a third party has claimed or alleged Purchaser or any Acquired Subsidiary is liable or responsible. Each party shall promptly notify the other party of any third-party claim received by it that constitutes an Assumed Liability or Excluded Liability, as applicable, for which the other party is responsible hereunder provided that, the failure to so notify the responsible party hereunder shall not relieve such responsible party of its obligations except to the extent (and only to the extent that) such responsible party has been materially prejudiced thereby. To the extent anything in this Section 5.1(e) applies to a Tax matter and is inconsistent with Article 6, Article 6 shall govern. The foregoing shall be qualified in all respects by the agreements set forth on Section 5.1(d) of the Seller Disclosure Letter.

(f) Subject to and without limiting anything contained in this Agreement (including Section 2.5 and Section 5.9), in the event that at any time from and after the Closing: (i) any asset that constitutes a Transferred Asset which should have been transferred to the Acquired Subsidiaries pursuant to Section 5.1(a) but was not so transferred, such asset shall be promptly transferred, without the payment of additional consideration by Purchaser or its Affiliates, to the applicable Acquired Subsidiary; and (ii) any Liability that constitutes an Assumed Liability that should have been assumed by the Acquired Subsidiaries pursuant to Section 5.1(c) but was not assumed, such Liability shall be promptly assumed by the applicable Acquired Subsidiary (and Purchaser shall cause the applicable Acquired Subsidiary to assume such Liability), without the payment of any consideration by Sellers.

(g) Subject to and without limiting anything contained in this Agreement (including Section 2.5 and Section 5.9), in the event that at any time from and after the Closing: (i) any asset that constitutes an Excluded Asset which should have been retained by or transferred to Lumen or its Retained Subsidiaries pursuant to Section 5.1(b) but was retained by or transferred to the Acquired Subsidiaries, such asset shall be promptly transferred (and Purchaser shall cause the applicable Acquired Subsidiary to transfer such asset), without the payment of consideration by Sellers, to Lumen or its Retained Subsidiaries; and (ii) any Liability that constitutes an Excluded Liability that should not have been assumed or retained by the Acquired Subsidiaries pursuant to Section 5.1(c) but was assumed or retained by the Acquired Subsidiaries, such Liability shall be promptly assumed by Lumen or its Retained Subsidiaries, without the payment of additional consideration by Purchaser or its Affiliates.

Section 5.2 Intercompany Accounts. Prior to the Closing, all intercompany indebtedness, accounts and balances (including all of the receivables, payables, loans and other accounts, rights and Liabilities), except for those accounts listed in Section 5.2 of the Seller Disclosure Letter, between any of Sellers, their Affiliates (other than any Acquired Subsidiary) or any of the Retained Subsidiaries, on the one hand, and any Acquired Subsidiaries, on the other hand, shall be settled or otherwise eliminated such that as of the Closing there are no intercompany indebtedness, accounts or balances outstanding or further Liabilities of any Acquired Subsidiary or, after the Closing, Purchaser with respect to such indebtedness, accounts or balances. For the avoidance of doubt, intercompany indebtedness, accounts or balances between and among any of the Acquired Subsidiaries shall not be affected by this provision.

Section 5.3 Termination of Intercompany Arrangements. Effective as of the Closing, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any of Sellers, their Affiliates (other that any Acquired Subsidiary) or any Retained Subsidiaries, on the one hand, and any Acquired Subsidiaries, on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for: (a) the Transaction Agreements; and (b) other Contracts listed in Section 5.3 of the Seller Disclosure Letter. For the avoidance of doubt, except as expressly provided in the Transaction Agreements or the Contracts listed in Section 5.3 of the Seller Disclosure Letter, all services, including data processing, accounting, insurance, banking, personnel, legal, communications, license of Intellectual Property, sales and marketing and other services provided or granted by any Acquired Subsidiary, on the one hand, to Lumen or any of its Retained Subsidiaries, on the other hand, or vice versa, shall terminate as of the Closing.

Section 5.4 Access to Books and Records. (a) Subject to Section 5.23, from the date of this Agreement until the Closing, and subject to the requirements of applicable Laws and Section 5.4(c), and without limiting any access-related provisions expressly contemplated by this Agreement or any of the Ancillary Agreements, Sellers shall, and shall cause their Affiliates to, afford Purchaser and its accountants, counsel and other representatives (i) reasonable access, upon reasonable notice, to the books and records, Contracts, separate and Tax Returns of the Acquired Subsidiaries, and files of the Business and the Acquired Subsidiaries (other than with respect to any Excluded Assets), including to the items set forth on Section 5.4(a)(i) to the Seller Disclosure Letter, (ii) reasonable access, upon reasonable request, the approval of which shall not be unreasonably withheld, conditioned or delayed, to the facilities, properties and infrastructure of the Business and the Acquired Subsidiaries (other than with respect to any Excluded Assets), including to the items set forth on Section 5.4(a)(ii) to the Seller Disclosure Letter, and (iii) reasonable access, upon reasonable notice, to the personnel and functions set forth on Section 5.4(a)(iii) to the Seller Disclosure Letter, in each case of clauses (i), (ii) and (iii) during normal business hours and in accordance with the reasonable procedures established by Sellers and, during such period, shall furnish to Purchaser any information relating to the Business as Purchaser may reasonably request. All requests for information made pursuant to this Section 5.4(a) shall be directed to an executive officer, Sellers’ financial advisors, or other Person designated by Seller.

(b) Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of Lumen or its Affiliates (including the Acquired Subsidiaries), and, except as may be expressly permitted in Section 5.4(a), Section 5.23 or any other access-related provisions expressly contemplated by this Agreement or any of the Ancillary Agreements, Purchaser and its representatives shall not communicate with any of the employees of Lumen or its Affiliates (including the Acquired Subsidiaries) without the prior written consent of Sellers. Notwithstanding anything to the contrary in this Agreement, none of Sellers, any of their Affiliates or any of their respective employees shall be required to provide access to or disclose information if upon the advice of counsel (including internal counsel), such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any Laws or obligation of confidentiality (in each case, it being understood that Sellers shall, and shall cause their Affiliates to, use commercially reasonable efforts to provide such access in a manner that does not jeopardize any such privilege or violate any such Laws or confidentiality requirements).

(c) Following the Closing upon the reasonable request of the other party, Purchaser and Sellers shall, to the extent permitted by Law, make available to the requesting party and its representatives copies of all financial, Tax and other information pertaining to the Business and Acquired Subsidiaries, and make its representatives available to the requesting party, as reasonably requested in connection with: (i) any audit or other investigation by any Taxing Authority or any required returns, responses to inquiries, reports or submissions to Governmental Entities (including reports filed with the SEC, any consolidated financial or statutory reporting obligations and any Tax Returns) with respect to the Business or the Acquired Subsidiaries, related to periods prior to the Closing; provided, however, that Sellers shall have no obligation to provide copies of any Combined Tax Return; (ii) complying with any reporting, disclosure, filing or other similar requirements imposed on the requesting party or its Affiliates under applicable Laws (including the rules of any stock exchange) or by any Governmental Entity; or (iii) any matters relating to insurance coverage, third-party litigation, claims, proceedings and investigations pertaining to the Business or the Acquired Subsidiaries, in each case with respect to periods prior to the Closing. Notwithstanding anything to the contrary in this Agreement, none of Purchaser, the Sellers, their respective Affiliates or representatives shall be required to provide access to or disclose information if, upon the advice of counsel (including internal counsel), such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any Laws or obligation of confidentiality (in each case, it being understood that such party shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide such access in a manner that does not jeopardize any such privilege or violate any such Laws or confidentiality requirements).

(d) As promptly as reasonably practicable following the Closing, Sellers shall transfer, or cause to be transferred, to the Acquired Subsidiaries the Business Records; provided, however, that the following Business Records shall not be transferred to the Acquired Subsidiaries: (i) Business Records already in the possession of the Acquired Subsidiaries; (ii) Business Records which are integrated into the books and records of any Seller; (iii) Business Records which relate to any aspect of the services that will be provided under the Ancillary Agreements (the “Transition Records”), in which case such Transition Records will be transferred to the Acquired Subsidiaries to the extent provided in the Ancillary Agreements following the termination of the applicable services, unless such Transition Records would not otherwise be required to be delivered pursuant to this Section 5.4(d); and (iv) Business Records which are obsolete or otherwise only of historical significance (and not material to the Business) and archived with a third party in accordance with Sellers’ record retention policies (the “Archived Records”), unless Purchaser reimburses Sellers for all out-of-pocket costs and expenses incurred by Sellers in connection with providing any such Archived Records.

(e) Purchaser agrees to hold all the books and records constituting Business Records of each Acquired Subsidiary existing on the Closing Date and transferred to Purchaser, and not to destroy or dispose of any such records for a period of seven (7) years from the Closing Date, and to make the same available after the Closing Date for inspection and copying by Lumen and its Affiliates pursuant to and subject to the terms of Section 5.4(d) and (ii) Sellers agree to hold all the books and records relating to the Business that are retained by Lumen or any of its Retained Subsidiary existing on the Closing Date, including any Business Records not transferred to Purchaser pursuant to Section 5.4(e), and not to destroy or dispose of any such records for a period of seven (7) years from the Closing Date, and to make the same available after the Closing Date for inspection and copying by Purchaser and its Affiliates (including the Acquired Subsidiaries) pursuant to and subject to the terms of Section 5.4(d).

Section 5.5 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing. Effective upon the Closing, the Confidentiality Agreement shall terminate and be of no further force and effect. If, for any reason, the sale of the Acquired Subsidiaries is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) For the period commencing at the Closing and expiring on the third anniversary of the Closing Date, Sellers shall, and shall cause their Affiliates and its and their respective officers, directors, employees, agents and representatives to, treat as confidential and safeguard and not disclose to any Person or use for their own benefit or the benefit of any other Person, any and all information, knowledge and data concerning the Business (other than Excluded Assets or the Excluded Liabilities) or the Transferred Assets (such information, “Business Confidential Information”); provided that the foregoing restriction shall not prevent any Seller or any of its Affiliates from using information: (i) in connection with any activity permitted under Section 5.4 hereof; (ii) to respond to inquiries from Governmental Entities about the operation of the Business prior to the Closing or as requested or compelled to be disclosed by judicial or administrative process or by other requirements of applicable Law or (iii) in order to perform its obligations or exercise its right under or to otherwise comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between any Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand. The terms of this Section 5.5(c) shall not apply to communications by Sellers to its counsel, accountants and other professional advisors, in each case who are subject to customary confidentiality obligations. Notwithstanding the foregoing, in the event that any Business Confidential Information is requested, compelled or required to be disclosed pursuant to clause (ii) above, Sellers shall (1) to the extent legally permissible and reasonably practicable, promptly notify Purchaser of the existence of such request or requirement and the disclosure that is expected to be made in respect thereto in each case with sufficient specificity so that Purchaser may, at its expense, seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 5.5 and (2) if requested by Purchaser (at Purchaser’s sole cost and expense), assist Sellers in seeking a protective order or other appropriate remedy with respect to such request or requirement. If such a protective order or other remedy or the receipt of a waiver by Purchaser is not obtained and Sellers or any of their Affiliates or their respective officers, directors, employees, agents or representatives is nonetheless required by such judicial or administrative process or applicable Law to disclose any Business Confidential Information, Sellers (or such Affiliate or officer, director, employee, agent or representative) may, after compliance with the immediately preceding sentence of this Section 5.5(c), disclose only that portion of the Business Confidential Information which is required to be disclosed; provided, however, that Sellers and, if appropriate, such Affiliate or such officer, director, employee, agent or representative, exercise its commercially reasonable efforts to preserve the confidentiality of such Business Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be accorded any Business Confidential Information so disclosed. Notwithstanding any disclosure of Business Confidential Information pursuant to clause (ii) above Lumen and its Affiliates and their respective officers, directors, employees, agents and representatives will continue to be bound by their obligations of confidentiality (including with respect to any Business Confidential Information disclosed pursuant to clause (ii) above), non-disclosure, restriction on use and other obligations under this Section 5.5.

(c) For the period commencing at the Closing and expiring on the third anniversary of the Closing Date, Purchaser shall, and shall cause (i) its officers, directors, employees, agents and representatives, (ii) the Acquired Subsidiaries and their respective officers, directors, employees, agents and representatives, and (iii) its Affiliates other than the Acquired Subsidiaries and their respective officers, directors, employees, agents and representatives who have received Retained Business Confidential Information (1) in connection with the evaluation, negotiation and consummation of the Transactions or (2) pursuant to Section 5.14(e), to treat as confidential and safeguard and not disclose to any Person any and all Retained Business Confidential Information; provided that the foregoing restriction shall not prevent Purchaser or any of its Affiliates (including the Acquired Subsidiaries) from using Retained Business Confidential Information: (A) in connection with any activity permitted under Section 5.4 hereof; (B) to respond to inquiries from Governmental Entities about the operation of the Business prior to the Closing or as requested or compelled to be disclosed by judicial or administrative process or by other requirements of applicable Law or (C) in order to perform its obligations under or to otherwise comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between any Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand. The terms of this Section 5.5(c) shall not apply to communications by Purchaser to its Affiliates and its and its Affiliates’ counsel, accountants, current or prospective Debt Financing Parties (including communications made in connection with Purchaser’s financing efforts), other professional advisors, its limited partners and investors or its prospective limited partners and investors, in each case who are subject to customary confidentiality obligations.

(d) Notwithstanding the foregoing, in the event that any Retained Business Confidential Information is requested, compelled or required to be disclosed pursuant to clause (B) of Section 5.5(c), Purchaser shall (i) to the extent legally permissible and reasonably practicable, promptly notify Sellers of the existence of such request or requirement and the disclosure that is expected to be made in respect thereto in each case with sufficient specificity so that Sellers may, at their expense, seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 5.5 and (ii) if requested by Sellers (at Sellers’ sole cost and expense), assist Purchaser in seeking a protective order or other appropriate remedy with respect to such request or requirement. If such a protective order or other remedy or the receipt of a waiver by Sellers is not obtained and Purchaser or any of its Affiliates or their respective officers, directors, employees, agents or representatives is nonetheless required by such judicial or administrative process or applicable Law to disclose any Retained Business Confidential Information, Purchaser (or such Affiliate or officer, director, employee, agent or representative) may, after compliance with the immediately preceding sentence of this Section 5.5(d), disclose only that portion of the Retained Business Confidential Information which is required to be disclosed; provided, however, that Purchaser and, if appropriate, such Affiliate or such officer, director, employee, agent or representative, exercise its commercially reasonable efforts to preserve the confidentiality of such Retained Business Confidential Information, including by obtaining reasonable assurances that confidential treatment shall be afforded to any Retained Business Confidential Information so disclosed. Notwithstanding any disclosure of Retained Business Confidential Information pursuant to clause (B) of Section 5.5(c), Purchaser and its Affiliates and their respective officers, directors, employees, agents and representatives (in each case who have received Business Confidential Information) will continue to be bound by their obligations of confidentiality (including with respect to any Retained Business Confidential Information disclosed pursuant to clause (B) of Section 5.5(c)), non-disclosure, restriction on use and other obligations under this Section 5.5.

(e) Purchaser and Sellers acknowledge and agree that the confidentiality obligations set forth herein shall not extend to information, knowledge and data: (i) that is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality in breach of this Section 5.5; (ii) that becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality so long as such source is not known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other party or its Affiliates; or (iii) that can reasonably be demonstrated to have been independently developed by a party without reference to or use of the other party’s confidential information.

(f) In the event of a breach of the obligations hereunder by Purchaser or Sellers, the other party, in addition to all other available remedies, will be entitled to seek injunctive relief to enforce the provisions of this Section 5.5 in any court of competent jurisdiction.

Section 5.6 Required Actions.

(a) Purchaser and Sellers shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Transactions, including: (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Sale; (ii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) the Required Regulatory Approvals; (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Sale and to fully carry out the purposes of this Agreement, and (iv) not acquiring any senior notes issued under the Embarq Indenture for purposes of asserting an Event of Default (as defined in the Embarq Indenture) thereunder. Additionally, each of Sellers and Purchaser (1) shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement and (2) shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Required Regulatory Approval; provided, however, that Purchaser shall be permitted to file any additional or updated applications for any Required Regulatory Approval that may be required in connection with obtaining Debt Financing Sources or equity investments in Purchaser between the date hereof and Closing (collectively, “New Financers/Investors”), as long as Lumen has approved any such New Financers/Investors in writing before or after the date of this Agreement (such approval not to be withheld, conditioned or delayed, to the extent any such approval would not reasonably be expected to result in the Closing occurring later than the Outside Date).

(b) Prior to the Closing, Purchaser and Sellers shall each keep the other reasonably apprised of the status of matters relating to the completion of the Sale and work cooperatively in connection with obtaining any Required Regulatory Approval, including by working cooperatively in connection with any sales, divestitures or dispositions of assets or businesses if and to the extent required to be undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or its counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Sale. Each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any material communication from any Governmental Entity regarding the Sale, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed material written or oral communication with any such Governmental Entity. If either party to this Agreement or any representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale, then such party will make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in compliance with such request. To the extent practicable, neither Sellers nor Purchaser shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat. To the extent permitted by Law, each party shall furnish the other party with copies of all material correspondence, filings and material communications between it and any such Governmental Entity with respect to this Agreement and the Sale, and furnish the other party with such reasonably necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Notwithstanding anything in this Section 5.6 to the contrary, neither Purchaser nor Sellers shall be obligated to take or agree to commit to take any action that would violate applicable Law or their respective covenants under the Confidentiality Agreement or Section 5.5.

(c) Purchaser and Sellers shall file, as promptly as practicable, but in any event no later than sixty-five (65) calendar days after the date of this Agreement (unless mutually extended by Purchaser and Sellers), notifications under the HSR Act, and Purchaser and Sellers shall file and provide, as promptly as practicable, any other filings and/or notifications or information required to obtain the Required Regulatory

Approvals, including to the extent applicable, filing all applications with the FCC and any applicable State Regulators that may be required by the Communications Act or similar rules, regulations, policies, instructions and orders of State Regulators. In the event that the parties receive a request for any additional information after any such notification or filing, the parties shall respond to such requests, as applicable, as promptly as possible, and counsel for both parties will closely cooperate during the entirety of any such investigatory or review process.

(d) Purchaser and Sellers shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the Communications Laws, or any other United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade (collectively, “Competition Laws”), or any other United States federal or state or foreign or supranational Laws relating to regulation of the Business (together with the Competition Laws, the “Regulatory Laws”). In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging the Sale as violative of any Regulatory Laws, Purchaser and Sellers shall jointly (to the extent practicable) use their respective reasonable best efforts to participate in any Proceedings, whether judicial or administrative, in order to: (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Sale; and/or (ii) take such action as necessary to oppose any regulatory action by any Governmental Entity to block consummation of the Sale, including by defending any Proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any Proceeding. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, (1) Purchaser shall, on behalf of the parties, have the principal responsibility for all communications, strategy, and other aspects relating to all applicable Competition Laws in connection with obtaining the Required Regulatory Approvals or causing the waiting periods or other requirements under such Competition Laws to terminate or expire no later than the Outside Date; (2) neither Purchaser nor Sellers will withdraw its or their filing under the HSR Act or enter into any timing agreement with any Governmental Entity without the written consent of the other party; and (3) if any Seller is named as a party to any lawsuit, such Seller shall have the right to act independently provided that such Seller shall consider Purchaser’s views and comments in good faith.

(e) Notwithstanding any other provision of this Agreement, but subject in all respects to the last sentence in this Section 5.6(e), Purchaser shall take all reasonable actions necessary, to avoid or eliminate each and every impediment under any Regulatory Laws, so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Acquired Subsidiaries, Purchaser, and their respective Subsidiaries; (ii) conducting the Business after the Closing Date in a specified manner; (iii) committing to make capital expenditures or other expenditures in the Territory, including, in each case, by agreeing to undertakings required by a Governmental Entity that it or any of its Subsidiaries will take, or refrain from taking, any action, and (iv) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Acquired Subsidiaries, Purchaser, and their respective Subsidiaries, and in that regard Purchaser shall cause the Acquired Subsidiaries to (but, without modifying Purchaser’s obligations under this Agreement, including the obligations set forth in this Section 5.6) agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, the ability of Purchaser, the Acquired Subsidiaries, or their respective Subsidiaries to retain, any of the businesses, product lines or assets of the Acquired Subsidiaries (after giving effect to the Restructuring Transactions), Purchaser, or any of their respective Subsidiaries. All such efforts by Purchaser shall be unconditional, and no actions taken pursuant to this Section 5.6(e) in connection with obtaining consents or approvals under applicable Competition Laws shall be considered for purposes of determining whether a Material Adverse Effect has occurred; provided, however, that the effectiveness of any such action to be taken by Purchaser may be conditioned upon the Closing. Notwithstanding the foregoing or any other provision of this Agreement to the contrary: (i) the obligations of Purchaser under this Section 5.6 shall not include Purchaser committing to (whether or not conditioned upon the consummation of the Closing) (x) with respect to obtaining any of the Required Regulatory Approvals other than those governed by clause (y) below, taking any action if such action, individually or together with any other proposed action(s) relating to the approvals governed by this clause (x), would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or result of operations of Purchaser, the Acquired Subsidiaries or the Business, taken as a whole (after giving effect to the Closing, to the transactions contemplated hereby to occur on or prior to the Closing, and to the manner in which the Purchaser intends to operate the Business following the Closing as disclosed by Purchaser to Sellers prior to the Execution Date (“Purchaser’s Operational Plan”)) (any such action being hereinafter referred to as a “Material Action”), or (y) with respect to obtaining any approval of the FCC or any State Regulators required in respect of the Transactions contemplated herein, taking any actions or accepting any conditions, requirements, or other remedies proposed, requested, or required by the FCC or any State Regulators (any such conditions, requirements, actions or other remedies being hereinafter referred to as “Conditions”) to the extent such Conditions, individually or in the aggregate, would or would reasonably be expected to materially reduce the commercial value of, or result in an impact that is materially adverse to, or a cost that is material to, the assets, business, results of operations or condition (financial or otherwise) of the Purchaser, the Acquired Subsidiaries (taken as a whole) or the Business (after giving effect to the Closing, to the transactions contemplated hereby to occur on or prior to the Closing, and to Purchaser’s Operational Plan) (any such Condition being hereinafter referred to as a “Burdensome Condition”); provided that, without limiting the foregoing in clauses (x) and (y), the parties hereto acknowledge that the type of such actions or Conditions that may be proposed, or that Purchaser may be requested or required to accept, are illustrated by (A) the categories of conditions, requirements, actions or other remedies that were imposed by the FCC (with respect to approvals required from the FCC), by the State Regulators (with respect to approvals required from the State Regulators) or by any other regulatory body (with respect to the Required Regulatory Approvals specified in clause (x)) in comparable transactions in the telecommunications industry that have been consummated since July 1, 2008; or (B) the specific FCC regulatory actions identified in the Executive Order on Promoting Competition in the American Economy issued by President Joe Biden on July 9, 2021 (Executive Order No. 14036); and (ii) no Guarantor, nor any of their Affiliates (other than Purchaser and its Subsidiaries), nor any direct or indirect equityholder of Purchaser (or any of such equityholder’s Affiliates), nor any portfolio company or investment fund Affiliated with any Guarantor, shall be required to take any action in connection with the obligations of Purchaser under Section 5.6, including in respect of Purchaser’s obligations to use reasonable best efforts to obtain any clearance required under such Laws for the consummations of the Transactions, other than responding to any reasonable requests for information from Purchaser or Sellers that may be required in connection with any filings with any Governmental Entity pursuant to this Section 5.6.

(f) Notwithstanding anything to the contrary in this Agreement, Sellers shall not be obligated to take or agree or commit to take any action: (i) that relates to any business, operations, assets, liabilities, product lines or Subsidiary not to be transferred pursuant to and in accordance with the terms and conditions of this Agreement; or (ii) that would amend in any material respect the terms of this Agreement or any Ancillary Agreement or that would otherwise adversely affect the economic benefits of the Transactions accruing to Sellers.

(g) Purchaser agrees to provide such information reasonably available as to its financial capability, resources and creditworthiness as may be reasonably requested by (i) any Governmental Entity which reasonably requests such information in connection with the transactions contemplated by this Agreement, and (ii) any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby. Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees and similar payments (including filing fees under the HSR Act) to any Governmental Entity in order to obtain any consents, approvals or waivers pursuant to this Section 5.6, other than the fees of and payments to Sellers’ legal and professional advisors.

(h) To the extent necessary to comply with any state Laws and regulations and the rules, regulations, written policies, instructions and orders of the FCC, including those prohibiting “slamming” as set forth in 47 C.F.R. Section 64.1120, at least 60 calendar days prior to the estimated Closing Date (as reasonably estimated by the parties), (i) Purchaser shall, at its own expense, prepare and deliver to Sellers a draft notice providing the information required by 47 C.F.R. Section 64.1120(e) addressed to the telecommunications customers of the Business, it being understood that Sellers shall have the opportunity to review and comment on the contents of such notice and Purchaser shall give reasonable consideration to any comment proposed by Sellers and (ii) Sellers shall, at Purchaser’s cost and expense (which shall be a reimbursement of Sellers’ reasonable and documented out-of-pocket costs and expenses), cause such notice to be delivered to such customers at least 30 calendar days before the estimated Closing Date (as reasonably estimated by the parties) by a direct mailing or in accordance with such method of notice and notification period that the FCC or applicable State Regulators may order or require. Sellers will be responsible for preparing, distributing and filing (at Purchaser’s expense) any notices relating to “discontinuance, reduction, or impairment” of service to the customers of the Business required by 47 C.F.R. Sections 63.19 and 63.71.

Section 5.7 Conduct of Business. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except: (a) as otherwise specifically contemplated by this Agreement (including any actions, elections or transactions undertaken pursuant to the Restructuring Transactions and any of the other covenants set forth in this Article 5); (b) as required by Law; (c) as disclosed in Section 5.7 of the Seller Disclosure Letter; (d) to the extent related primarily to any Excluded Assets, or (e) as otherwise consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), Sellers shall, and shall cause the Acquired Subsidiaries and their other Affiliates to:

(i) conduct the Business in the Ordinary Course of Business;

(ii) (1) use commercially reasonable efforts to preserve intact in all material respects the business organizations, operations and goodwill of the Business (other than goodwill associated with the “CenturyLink” trademarks), the services of key Business Employees, the goodwill and business relationships with customers of the Business (including Transferred Customers), and significant suppliers of the Business, and (2) in furtherance of the foregoing, use commercially reasonable efforts to preserve intact the nature and scope of the Business’s relationship with any Transferred Enterprise Customer;

(iii) use commercially reasonable efforts to maintain (1) the properties and assets owned, operated or used by the Business (including the Transferred Assets) in the same condition as they were on the date hereof in all material respects, subject to normal wear and tear, (2) the books and records of the Business, and (3) Working Capital, in each case in the Ordinary Course of Business;

(iv) (1) to the extent consistent with the Ordinary Course of Business, use commercially reasonable efforts to apply for, obtain, and, consistent with applicable requirements, deploy any subsidies and support available to the Acquired Subsidiaries from any Governmental Entity (“Governmental Support”), and (2) to the extent not consistent with the Ordinary Course of Business, consult Purchaser and give good faith consideration to Purchaser’s views regarding whether to seek Governmental Support; provided that, for the avoidance of doubt, (x) any consultation under this Section 5.7(iv)(2) shall be consistent with the requirements and limitations imposed by the Competition Laws, and (y) in all events, Sellers shall make the final determination as to whether to apply for, obtain, or deploy any Government Support;

(v) not: (1) amend or propose to amend the Acquired Subsidiaries’ respective Organizational Documents; (2) split, combine, reclassify, redeem or repurchase the outstanding Equity Interests of the Acquired Subsidiaries; or (3) with respect to each Acquired Subsidiary, declare, set aside or pay any non-cash dividend or distribution to any Person; provided, however, that payments, distributions, capitalizations, or other transactions relating to intercompany indebtedness may be made by the Acquired Subsidiaries to Lumen and its Affiliates;

(vi) with respect to each Acquired Subsidiary, not issue, sell, pledge, transfer or dispose of, or agree to issue, sell, pledge, transfer or dispose of, any Equity Interests of, or any options, warrants or rights of any kind to acquire any Equity Interests of, or any debt or equity securities which are convertible into or exchangeable for such Equity Interests;

(vii) except for transactions in the Ordinary Course of Business (including transactions among any of Sellers, the Acquired Subsidiaries and their respective Affiliates) and expressly excluding Level 3 Subsidiaries, not (1) incur or assume any Indebtedness in an amount that would not be permitted under any existing credit facility applicable to Lumen or the Acquired Subsidiaries (excluding the incurrence of Indebtedness by any Seller or its Subsidiaries that is not an Acquired Subsidiary); provided, that the obligations of the Acquired Subsidiaries with respect to any Indebtedness incurred or assumed after the date hereof in reliance on this Clause (1) shall be released at or prior to Closing; (2) make any acquisition of any assets (including any Equity Interests of any Person) or businesses in excess of $5,000,000; or (3) sell, pledge, dispose of, transfer, lease, license, assign, guarantee, abandon, permit to lapse or encumber, or permit the incurrence of any Lien (other than Permitted Liens) on, any material Transferred Asset, tangible or intangible, other than dispositions of obsolete equipment in the Ordinary Course of Business, to the extent, with respect to clauses (1) through (3), any such action is with respect to or would directly impact the Acquired Subsidiaries, the Transferred Assets or the Business;

(viii) not, except as may be required by applicable Law, any agreement with any Business Employee in effect prior to the date hereof or entered into after the date hereof in compliance with this Agreement, or any Collective Bargaining Agreement (1) grant to any key Business Employee any increase in compensation or benefits other than increases or grants in the Ordinary Course of Business, not to exceed the amount set forth on Section 5.7 of the Seller Disclosure Letter; (2) grant to any key Business Employee any new, or increase any existing, change in control, retention, severance or termination pay; (3) issue, deliver, sell, pledge, encumber or grant any equity or equity-based awards to any key Business Employee; (4) adopt, terminate or amend any Business Employee Benefit Plan or Benefit Agreement with any Business Employee, except as may be required to effectuate the Employee Matters Agreement; (5) effectuate any plant closing, relocation of work, or mass layoff that would incur any liability or obligation of Purchaser under the WARN Act, (6) grant or forgive any loans to any Business Employee; (7) modify the terms of any new or successor Collective Bargaining Agreement with any union representing a Business Employee, other than modifications which are consistent with the Ordinary Course of Business as further described on Section 5.7 of the Seller Disclosure Letter; or (8) effectuate any temporary furlough or reduction in pay or hours, which would result in any additional Liability to Purchaser.

(ix) with regard to the Acquired Subsidiaries, not make any material change to its methods of financial accounting in effect at December 31, 2020, except as required by GAAP (or any interpretation thereof) or by applicable Law, or that have no impact on the financial statements relating to the Business;

(x) with regard to the Acquired Subsidiaries and the Business, continue to make or commit to make Capital Expenditures, in a manner substantially consistent with past practice, taking into account the impact of the termination of the Sellers’ CAF Obligations on December 31, 2021;

(xi) with regard to the Acquired Subsidiaries, not: (1) except for cash dividends in the Ordinary Course of Business, undergo any partial or complete liquidation, dissolution, restructuring, recapitalization or other reorganization; or (2) merge or consolidate with any other Person, in each case except with respect to entities that are dormant as of the date hereof or as necessary or appropriate to facilitate the Restructuring Transactions;

(xii) except for (1) any actions with respect to any Combined Tax Return the effect of which is not material to any Acquired Subsidiary or the Business, (2) actions resulting from, attributable to or arising from the 2017 IRS Audit and (3) with respect to items (D) and (E) below, each Tax Proceeding set forth on Section 5.7(xii) of the Seller Disclosure Letter (which, after the date of this Agreement, may be updated by written notice to Purchaser to include Tax Proceedings that commence after the date of this Agreement), to the extent such Tax Proceeding could not reasonably be expected to result in Taxes payable in excess of $100,000, not: (A) make, change or revoke any Tax election; (B) change any annual Tax accounting period; (C) change any material method of accounting for Tax purposes; (D) settle or compromise any Tax Proceeding; (E) enter into any closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (F) consent to an extension or waiver of the limitation period applicable to any Tax Proceeding (other than an ordinary course extension of time to file Tax Returns or waivers of a limitation period in connection with a Tax Proceeding); (G) file any amended Tax Return; (H) initiate any voluntary Tax disclosure or (I) relinquish any claim for Tax refunds;

(xiii) with regard to the Acquired Subsidiaries or any Transferred Asset not: (1) modify, amend, extend (other than automatic extensions in accordance with applicable terms) or renew (other than automatic renewals in accordance with applicable terms) in any material respect any Material Business Contract (solely with respect to the portion of such Material Business Contract that relates to the Business) or Real Property Lease; or (2) enter into (A) any Contract that if in effect on the date hereof would be a Material Business Contract, (B) any material lease, sublease, license or agreement to use, occupy or dispose of real property or (C) a new Franchise, or (3) terminate (other than expirations in accordance with applicable terms), waive, release or assign any rights under Material Business Contract (solely with respect to the portion of such Material Business Contract that relates to the Business) or Real Property Lease;

(xiv) Except as described in Section 5.7(xii), not: compromise, settle or agree to settle any Proceeding related solely to the Business, the Transferred Assets or any Acquired Subsidiary, other than settlements or compromises of any Proceeding in the Ordinary Course of Business or where the amount paid in settlement or compromise does not exceed $10,000,000 individually or $50,000,000 in the aggregate, net of reserves, insurance proceeds or third party indemnity payment for such matters referenced in the Required Financing Information; or

(xv) not enter into, or renew, any Contract that restricts the ability of the Business or any Acquired Subsidiary to compete with, or conduct, any business or line of business within the Territory, or that grants any counterparty any exclusive right or right of first refusal, in each case with regard to the Business or any Acquired Subsidiary in any material respect;

(xvi) not: (1) grant any waiver under, amend, modify, surrender, revoke, permit to lapse or otherwise terminate any material Permits (other than any Transferred Communications License), other than in connection with the discontinuation of any businesses or sale of assets otherwise permitted hereunder; or (2) assign, transfer, lease, sub-lease, cancel, fail to renew or fail to extend any Transferred Communications License, or with regard to the Business or any Acquired Subsidiary, discontinue any service or operations that require prior regulatory approval for discontinuance, except for situations where the discontinuance (A) is already in progress as set forth on Section 5.7 of the Seller Disclosure Letter or (B) is in the Ordinary Course of Business;

(xvii) with regard to the Acquired Subsidiaries, not: (1) loan or advance any amount to any third party (other than loans or advances to employees or Affiliates in the Ordinary Course of Business) or (2) enter into any agreement or arrangement with Lumen or its Affiliates, except for intercompany transactions in the Ordinary Course of Business that (A) are solely among or between the Acquired Subsidiaries or (B) will be repaid, extinguished or terminated at or prior to Closing at no cost or liability to Purchaser or, from and after the Closing, any of the Acquired Subsidiaries;

(xviii) not assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or diligently pursue applications for, or defend, any Business Intellectual Property rights;

(xix) not purchase, redeem or otherwise acquire any senior notes issued under the Embarq Indenture; and

(xx) not authorize, agree or commit to do or take any action prohibited by this Section 5.7.

Section 5.8 Consents. (a) Prior to the Closing, and thereafter in accordance with the terms of this Section 5.8, Sellers shall, and shall cause each of their Affiliates to, use reasonable best efforts to obtain any consents required from third parties in connection with the consummation of the Transactions under the Material Business Contracts (where each dollar amount set forth in the definition thereof shall for purposes of this Section 5.8 be deemed to be $1,000,000), except to the extent addressed under the immediately following clause (b), and (b) to the extent that any such Material Business Contract constitutes a Shared Customer Contract or a Shared Vendor Contract or such third party consent as contemplated by clause (a) was not obtained prior to the Closing, Sellers, Purchaser and their respective Subsidiaries shall use reasonable best efforts to obtain any consents required from third parties in connection with taking the steps contemplated by Section 5.10 (the consents referred to in this Section 5.8, collectively, the “Third Party Consents”); provided, that (i) in no event shall Sellers have any further obligation under this Section 5.8 to cooperate in seeking, or otherwise seek, any Third Party Consent that is not obtained on or prior to the date that is one year after the Closing Date (the “Anniversary Date”) and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be required to grant any consideration to any counterparty to such Material Business Contract in order to obtain such consent; provided, further, that in fulfilling their obligations pursuant to this Section 5.8, Sellers shall keep Purchaser reasonably apprised of the status of such efforts, including periodically reviewing with Purchaser Sellers’ plans for contacting relevant counterparties in respect of Material Business Contracts (as such term is defined herein).

Section 5.9 Misplaced Assets and Unassigned Assets.

(a) If and to the extent that it is determined at any time between the Closing Date and the date that is three (3) years after the Closing Date that (i) legal title to or beneficial or other interest in all or part of any of the Excluded Assets has been retained by or transferred to the Acquired Subsidiaries, or (ii) legal title to or beneficial or other interest in and all or part of any Transferred Asset has not been transferred to the Acquired Subsidiaries (each of (i) and (ii), excluding rights specifically governed by Section 5.10, hereafter referred to as a “Misplaced Asset”), Purchaser or Sellers, as applicable, shall (and shall cause their respective Affiliates, as applicable, to) promptly upon the request of the other party: (1) execute all such agreements, deeds or other documents as may be necessary for the purposes of transferring, assigning and conveying such Misplaced Assets (or part thereof) or the relevant interests in them to the other party of nominal consideration, (2) use reasonable best efforts to obtain all consents from Persons necessary or appropriate for the purposes of transferring, assigning, and conveying such Misplaced Assets (or part thereof) or the relevant interests in them to the other party; provided that, notwithstanding anything to the contrary set forth herein, Sellers shall not be required to grant any consideration to any such Person in order to obtain such consent, (3) complete all such further acts or things as the other party may reasonably direct in order to transfer, assign, and convey such Misplaced Assets (or parts thereof) or the relevant interests in them to the other party and (4) hold such Misplaced Assets (or part thereof), or relevant interest in such Misplaced Assets, for the other party (to the extent permitted by applicable Law) until such time as the transfer is validly effected to vest the asset (or part thereof) or relevant interest in the Misplaced Asset to the other party. Pending the transfer pursuant to this Section 5.9(a), Sellers and Purchaser shall, and shall cause their respective Affiliates to, use their reasonable best efforts to cooperate (each at its own expense) in any lawful, contractually permissible and commercially reasonable arrangement designed to (A) provide to Purchaser, upon the same economic terms of such Misplaced Assets, all operational and economic benefits and burdens of any Misplaced Assets (whether tangible or intangible) constituting Transferred Assets that have not been transferred to the Acquired Subsidiaries and (B) provide to Sellers, upon the same economic terms of such Misplaced Assets, all operational and economic benefits and burdens of any of the Misplaced Assets (whether tangible or intangible) constituting Excluded Assets that have been retained by or transferred to the Acquired Subsidiaries. During such time period, each party and its Affiliates shall comply with all applicable covenants and obligations with respect to any such Misplaced Assets held by it, including the payment of any costs and expenses in connection therewith, which shall be performed by such party or its applicable Affiliate for the other party’s account and such other party shall promptly reimburse such party for any such out-of-pocket costs, expenses or payments in respect thereto.

(b) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the conveyance, transfer, assignment, assumption, novation or delivery to or from the Acquired Subsidiaries, as the case may be, of any Transferred Asset, Assumed Liability, Excluded Asset or Excluded Liability (excluding those separately governed by Section 5.10 and Misplaced Assets, which shall be governed separately by Section 5.9(a)), as applicable, or any claim in connection with or pursuant to the Restructuring Transactions, the Sale or any other transactions contemplated by this Agreement or the Ancillary Agreements, is prohibited by any applicable Law or would result in a violation or breach of Contract applicable to the Business or such Excluded Asset, or would require any Permits or third-party authorizations, approvals, consents, novations, or waivers (other than from Governmental Entities, which shall be governed by Section 5.6), and such Permits, authorizations, approvals, consents, novations, or waivers have not been obtained, or such violation or breach has not been cured, prior to the Closing (all such Transferred Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities, as the case may be, and rights, and the associated obligations attendant thereto, being hereinafter referred to collectively as the “Unassigned Assets”), the Closing shall proceed (subject to all other terms and conditions of this Agreement, including Article 7) without the conveyance, transfer, assignment, assumption, or delivery of such Unassigned Asset and there shall be no adjustment to the Purchase Price and the conveyance, transfer, assignment, assumption, or delivery of each such Unassigned Asset will automatically be deferred and will not occur until all such legal impediments are removed or such Permits, authorizations, approvals, consents, novations, or waivers have been obtained. Without limiting the foregoing, from and after the date hereof until the Closing Date, and from and after the Closing Date and until the Anniversary Date, the parties shall use their reasonable best efforts, and cooperate with each other, to obtain promptly such Permit, authorizations, approvals, consents, novations, or waivers, remove any legal impediment, or cure any such violation or breach as necessary to convey, transfer, assign, assume, or deliver such Unassigned Assets. Pending such authorization, approval, consent, novation, or waiver, or the cure of any such violation or breach, the parties shall use their reasonable best efforts to cooperate (each at its own expense) in any lawful, contractually permissible and commercially reasonable arrangement designed to assert any rights under such Unassigned Asset and provide: (i) to the intended transferee, upon the same economic terms of such Unassigned Assets, all operational and economic benefits and burdens of such Unassigned Asset as if such Unassigned Asset had been conveyed, transferred, assigned, assumed, or delivered to the Acquired Subsidiaries or Sellers, as applicable, at the Closing; and (ii) to the intended transferor, upon the same economic terms of such Unassigned Assets, the benefits that it would have obtained had the Unassigned Asset been conveyed, transferred, assigned, assumed, or delivered at the Closing in the manner contemplated by this Agreement. In the event the Permit, authorization, approval, consent, novation, or waiver for the conveyance, transfer, assignment, assumption, or delivery of any such Unassigned Asset not conveyed, transferred, assigned, assumed, or delivered at the Closing is obtained, or such violation or breach is cured, Sellers or Purchaser, as applicable, shall, or shall cause its applicable Subsidiary or Subsidiaries to, complete the conveyance, transfer, assignment, assumption, or delivery of such Unassigned Asset to the intended transferee in accordance with the terms of this Agreement or the applicable Ancillary Agreements for no additional cost.

(c) To the extent that any such Unassigned Asset is unable to be transferred or the full benefits of use of any such Unassigned Asset cannot be provided to the intended transferee at or following the Closing pursuant to Section 5.9(b), then Purchaser and Lumen or one of its applicable Subsidiaries shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to (i) provide to the parties hereto a substantially similar operational and economic benefit as if such Permit, authorization, approval, consent, novation, waiver had been obtained or legal impediment had been removed, and (ii) to place the intended transferee in a substantially similar position as if such Unassigned Asset had been conveyed, transferred, assigned, assumed, or delivered to the Acquired Subsidiaries at the Closing in the manner contemplated by this Agreement; provided that (1) in no event shall the parties’ obligations under Section 5.9(b) or this Section 5.9(c) extend beyond the date that that is the third anniversary of the Closing Date and (2) promptly following the parties’ mutual determination that any such Unassigned Asset is unable to be transferred or the full economic benefits and burdens of use of any such Unassigned Asset cannot be provided upon the same terms of such Unassigned Assets to the intended transferee at or following the Closing pursuant to Section 5.9(b), the intended transferee shall work in good faith (with the intended transferor’s reasonable assistance, as requested by the intended transferee) to enter into its own arrangement to obtain a substantially similar operational and economic benefit, to be effective beginning on or before the third anniversary of the Closing Date.

(d) Notwithstanding anything to the contrary contained in this Section 5.9 or Section 5.10: (i) no party shall have any obligation to make payments or incur any Liability to obtain any authorization approval, consent, novation or waiver or to effect any of the other transfers or transactions contemplated by this Section 5.9 or Section 5.10 (other than filing, recordation or similar fees mandated by any Governmental Entity for all similarly-situated parties or as otherwise expressly contemplated by this Agreement or any Ancillary Agreement); (ii) no party shall be required to seek any authorization, approval, consent, novation or waiver or to cure any violation or breach for any Contract that: (1) involved payments received or made by any

Acquired Subsidiary or any other Subsidiary of a Seller of less than $500,000 during the 12-month period ended December 31, 2020; (2) involves payments to be received or made by any Acquired Subsidiary or any other Subsidiary of a Seller reasonably expected to be less than $500,000 during any forward-looking 12-month period beginning on or after January 1, 2021; or (3) is scheduled to expire within 90 days or can be terminated by a non-Affiliate counterparty of such party on 90 days or less notice without material monetary penalty (compared to the aggregate value of any outstanding payments owed under such Contract); and (iii) the failure to receive any such authorizations, approvals, consents, novations or waivers or to effect any of the other transfers or transactions contemplated by this Section 5.9 or Section 5.10, by themselves, shall not be taken into account with respect to whether any condition to the Closing set forth in Article 7 shall have been satisfied.

Section 5.10 Shared Customer Contracts

(a) Subject to Section 5.9(d), with respect to Shared Customer Contracts, Sellers, Purchaser and their respective Subsidiaries shall use commercially reasonable efforts to obtain prior to the Closing or, if not obtained, shall use commercially reasonable efforts to obtain prior to the Anniversary Date, from the counterparty to each Shared Customer Contract any consent or similar action that is required to approve the separation of the portion of such Shared Customer Contract that provides for the delivery of Transferred Services, it being understood that Sellers and Purchaser shall not be required to grant any consideration to any counterparty to such Shared Customer Contract. For the period ending on the Anniversary Date, Purchaser and Sellers shall cooperate and work in good faith to separate the applicable portion of any Shared Customer Contract hereunder in a manner mutually agreeable to Purchaser, Sellers and the applicable customers. For the avoidance of doubt, the Contract constituting the separated portion of any Shared Customer Contract that provides for the delivery of Transferred Services shall constitute a “Transferred Customer Contract” under this Agreement, and in no event shall those portions of any Shared Customer Contract providing for the delivery of goods and services that do not constitute Transferred Services be considered a Transferred Customer Contract. Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that no volume, minimum purchase or similar commitments under Shared Customer Contracts or any rights relating thereto will be transferred to the Acquired Subsidiaries as part of the Transferred Customer Contracts or otherwise in whole or in part, except to the extent solely related to the Transferred Services.

(b) Subject to Section 5.9(d), with respect to Shared Vendor Contracts, and except to the extent that the benefits and obligations of any Shared Vendor Contract are governed by the Transition Services Agreement or any other Ancillary Agreement, Sellers, Purchaser and their respective Subsidiaries shall use commercially reasonable efforts to obtain prior to the Closing or, if not obtained, shall use commercially reasonable efforts to obtain prior to the Anniversary Date, from the counterparty to each Shared Vendor Contract any consent or similar action that is required to approve the separation of the portion of such Shared Vendor Contract that provides for the delivery of products or services to the Business, it being understood that Sellers and Purchaser shall not be required to grant any consideration to any counterparty to such Shared Vendor Contract. For the period ending on the Anniversary Date, Purchaser and Sellers shall cooperate and work in good faith to separate the applicable portion of any Shared Vendor Contract hereunder in a manner mutually agreeable to Purchaser, Sellers and the applicable vendor. For the avoidance of doubt, the Contract constituting the separated portion of any Shared Vendor Contract that provides for the delivery of products or services to the Business shall constitute a “Transferred Vendor Contract” under this Agreement, and in no event shall those portions of any Shared Vendor Contract providing for the delivery of products or services to the Retained Business be considered a Transferred Vendor Contract. Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that no volume, minimum purchase or similar commitments under Shared Vendor Contracts or any rights relating thereto will be transferred to the Acquired Subsidiaries as part of the Transferred Vendor Contracts or otherwise in whole or in part, except to the extent solely related to the delivery of products or services to the Business.

(c) If with respect to any particular contract, the efforts under Section 5.10(a) or Section 5.10(b) fail to result in the receipt of a consent or similar action before the Closing Date, then, between the Closing Date and the earlier of the date such a consent or similar action is obtained or the date such contract lapses or is terminated (either in accordance with its terms or by action of one or more parties thereto), Sellers and the Acquired Subsidiaries shall use commercially reasonable efforts to ensure that substantially comparable benefits and obligations in respect of each such Shared Customer Contract shall be conveyed to the Acquired Subsidiaries (in respect of such benefits and obligations relating to the Business) and to the Sellers (in respect of such benefits and obligations relating to the Retained Business) to put the parties in substantially similar positions as if such consent or similar action under Section 5.10(a) or Section 5.10(b) had been obtained. Without limiting the generality of the foregoing, Sellers and Purchaser agree that they can discharge their obligations under the prior sentence by, among other things, using their commercially reasonable efforts to (i) retain in place any such Shared Customer Contract, or, at Lumen’s discretion and with Purchaser’s consent (not to be unreasonably withheld), in each case in compliance with Section 5.9, transfer such Shared Customer Contract to the Acquired Subsidiaries, and to agree that the parties will provide to each other pursuant to the Master Services Agreement or Network Services Agreement (or any other Ancillary Agreement) the products or services necessary for each party to discharge its obligations under such Shared Customer Contract or (ii) enter into any other arms-length agreements, subject in each case to the rights of the customer or vendor thereunder to consent thereto and to the parties’ obligation to allocate the respective benefits and obligations among the parties in the manner described in the prior sentence.

(d) The parties acknowledge that applicable laws or other prohibitions could prevent the Sellers from obtaining consent for the partial assignment of certain SLED Shared Customer Contracts (as defined below) to provide for the separation of the Transferred Services from one or more other products or services provided by the Retained Business. In such case, Sellers may, in their discretion, assign (in its entirety) any such SLED Shared Customer Contract to the Acquired Subsidiaries

or retain (in its entirety) any such SLED Contract, in either case in accordance with the terms and conditions of Section 5.10(c). The contracting party that is in privity with the customer under any SLED Shared Customer Contract governed by this Section 5.10(d) shall be primarily responsible for the applicable customer relationship, including without limitation billing, customer support and collections of accounts receivable. For purposes hereof, “SLED Shared Customer Contracts” means contracts between Sellers or any of their Subsidiaries, on the one hand, and state and local governmental bodies (but not any federal or international governmental bodies) and educational institutions located within the Territory, on the other hand.

Section 5.11 Guarantees; Commitments. Purchaser shall use reasonable best efforts to cause itself or the Acquired Subsidiaries to be substituted in all respects for Lumen and any of its Affiliates, and for Lumen and its Affiliates to be released, effective as of the Closing, in respect of all obligations of Lumen and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, and other similar obligations of such Persons related to the Business that are listed in Section 5.11 of the Seller Disclosure Letter (collectively, the “Substituted Guarantees”) and Sellers shall reasonably cooperate with Purchaser to obtain any necessary release effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Sellers with respect to all such Substituted Guarantees. If Purchaser has not obtained such substitution or release of Lumen and its Affiliates from any such Substituted Guarantees as of the Closing Date (each such Substituted Guarantees, until such time as such Substituted Guarantees is so released, a “Seller Continuing Guarantee”), then (a) Purchaser shall continue to use its reasonable best efforts to obtain promptly the substitution or release of Lumen and its Affiliates from each Seller Continuing Guarantee until the earlier of (i) the date that such release is obtained and (ii) the date that is one year following the date hereof and (b) any demand or draw upon, or withdrawal from, any Seller Continuing Guarantee or any cash or other collateral required to be posted in connection with or in the place of any Seller Continuing Guarantee and the carrying costs of any cash collateral, the fronting fee costs, and any other out-of-pocket costs and expenses resulting from a Seller Continuing Guarantee during such period shall be deemed an Assumed Liability, and Purchaser shall directly pay all such costs and expenses as required under the Seller Continuing Guarantee within five (5) Business Days of receipt from Sellers of notice of such obligation. Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Substituted Guarantee unless, prior to or concurrently with such extension or renewal, one or more of the Acquired Subsidiaries are substituted in all respects for Lumen and any of its Affiliates, and Lumen and its Affiliates are released, in respect of all obligations of Lumen and any of its Affiliates under such Substituted Guarantee.

Section 5.12 Insurance.

(a) Following the Closing, to the extent that (i) any insurance policies owned or controlled by any Seller and provided by a Person who is not an Affiliate of Seller (collectively, “Sellers Insurance Policies”) cover any loss in respect of any of the Acquired Subsidiaries, the Transferred Assets or the Assumed Liabilities to the extent arising out of, relating to or resulting from occurrences prior to the Closing and (ii) the

Sellers Insurance Policies permit claims to be made thereunder with respect to such losses arising out of, relating to or resulting from occurrences prior to the Closing (“Business Claims”), at Purchaser’s sole cost and expense (including any existing and increased retrospective premiums, deductible and other retention amounts and any other reasonable out-of-pocket costs and expenses related to such Business Claims), Sellers shall, (1) reasonably cooperate with Purchaser (upon Purchaser’s reasonable request) in Purchaser’s submission of Business Claims (or Purchaser’s pursuit of claims previously made) on behalf of Purchaser or such Acquired Subsidiary, as applicable, under any Seller Insurance Policy and (2) not relinquish any of its rights, or take any actions (other than the making of claims under the Seller Insurance Policies) that could reasonably be expected to reduce or otherwise limit the available coverage for any Business Claims under any of the Seller Insurance Policies; provided, however, that Purchaser acknowledges and agrees that (A) no Seller shall be responsible for any losses that are “self-insured” by a Seller as of immediately prior to the Closing, that are within any applicable deductible or retention amounts under any Sellers Insurance Policy, including those listed under Section 3.22 of the Seller Disclosure Letter, (B) no Seller shall be liable to Purchaser or any of its Subsidiaries (including, after the Closing, the Acquired Subsidiaries) for any losses or other amounts hereunder if any insurance company that has issued any Sellers Insurance Policy fails to pay such losses or amounts as a result of, or in connection with, the filing or declaration of, or institution of proceeding for, any type of bankruptcy (whether voluntary or involuntary), insolvency or the commencement of any similar action or proceeding or otherwise, and (C) the Sellers may, at any time after the Closing, without liability or obligation to Purchaser or its Subsidiaries, including, after the Closing, the Acquired Subsidiaries, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Sellers Insurance Policy, in each case, solely with respect to the period following the Closing. Nothing in this Section 5.12(a) shall relieve Purchaser or any of its Subsidiaries (including, after the Closing, the Acquired Subsidiaries) from any obligations with respect to the Assumed Liabilities.

(b) The parties agree that, except as set forth in Section 5.12(a), from and after the Closing Date, the coverage under all insurance policies related to the Business and arranged or maintained by Lumen or its Affiliates is only for the benefit of Lumen and its Affiliates (other than the Acquired Subsidiaries), and not for the benefit of Purchaser or the Business, and Purchaser agrees to arrange for its own insurance policies with respect to the Business and, without prejudice to any right of indemnification pursuant to this Agreement, agrees not to seek, through any means, to benefit from any of Sellers’ or their Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business.

Section 5.13 Litigation Support. Subject to and without limiting anything contained in Article 6, (a) from and after the date hereof and from and after the Closing, in the event and for so long as Sellers, Purchaser or any of their respective Subsidiaries is prosecuting, contesting or defending any Proceeding by a third party (including, without limitation, any Taxing Authority) in connection with: (i) any of the Transactions; or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction relating to, in connection with or arising from the Business or the Acquired Subsidiaries, the other parties shall, and shall cause their Subsidiaries and Affiliates (and their respective officers and employees) to, cooperate with such first party and its counsel in such prosecution, contest or defense, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense (in each case, at the requesting party’s sole cost and expense), (b) after the Closing, each party shall, and shall cause each of its Subsidiaries and Affiliates to, use its respective commercially reasonable efforts to make available to Sellers or Purchaser, as the case may be, upon reasonable prior written request, such party’s directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any third-party Proceeding described in subsections (i) and (ii) above, and (c) the documented out-of-pocket costs and expenses incurred in the provision of such witnesses shall be paid by the party requesting the availability of such persons. Notwithstanding anything to the contrary set forth in this Section 5.13, the obligations set forth in clauses (a), (b) and (c) above shall not apply in any such circumstances that would give rise to a conflict of interest between or among any of Lumen or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand.

Section 5.14 Payments; Further Assurances

(a) Sellers shall promptly pay or deliver to Purchaser any funds that have been sent or furnished to Sellers after the Closing that, consistent with the terms and conditions of this Agreement and the Ancillary Agreements, are the property of Purchaser or its Subsidiaries (including the Acquired Subsidiaries). Without limiting the generality of the foregoing, Sellers shall promptly pay or deliver to Purchaser any funds sent or furnished to any Seller after the Closing that relate to services provided by the Business after Closing.

(b) Purchaser shall promptly pay or deliver to Sellers any funds that have been sent or furnished after the Closing to Purchaser or any of its Affiliates (including the Acquired Subsidiaries) that, consistent with the terms and conditions of this Agreement and the Ancillary Agreements, are the property of Lumen or its Affiliates.

(c) With respect to invoices and other payables received by any party or its Affiliates after the Closing that relate to a period that begins on or before the Closing and ends after the Closing, Purchaser and Sellers shall cooperate in good faith to apportion such invoice or other payable between the parties, and each party shall promptly pay its portion thereof to the appropriate party, in each case, in a manner consistent with this Agreement and the Ancillary Agreements.

(d) From time to time after the Closing Date, each party shall, and each party shall cause its respective applicable Subsidiaries to, promptly execute, acknowledge, and deliver any other documents and take such further actions as may be reasonably requested by the other party and necessary to consummate the Transactions.

(e) From time to time after the Closing Date, Purchaser may reasonably and in good faith request a copy of any business record of Sellers that is excluded from the definition of “Business Records” but is relevant to Purchaser’s operation of the Business, and Sellers hereby agree to provide Purchaser with a copy of any such business record following such request; it being understood that (i) Sellers may redact any portion of such business record constituting Retained Business Confidential Information that is irrelevant to Purchaser’s operation of the Business and (ii) any portion of such business record constituting Retained Business Confidential Information that is provided to Purchaser shall be subject to Section 5.5.

Section 5.15 Indemnification of Directors and Officers.

(a) Purchaser agrees (i) that all rights to indemnification and/or advancement of expenses now existing in favor of the directors, officers, employees and agents of any Acquired Subsidiary (each, an “Indemnitee” and collectively, the “Indemnitees”), as provided in the organizational documents of such Acquired Subsidiary in effect as of the date of this Agreement, in each case with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect and (ii) that Purchaser shall cause the Acquired Subsidiaries to perform and discharge their respective obligations to provide such indemnification and/or advancement of expenses following the Closing. Any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Acquired Subsidiaries shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were Indemnitees, unless such modification is required by applicable Law.

(b) Notwithstanding anything else to the contrary herein, the provisions of this Section 5.15 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, their heirs and their personal representatives and shall be binding on all successors and assigns of Purchaser and the Acquired Subsidiaries, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

Section 5.16 Financing.

(a) Purchaser shall use reasonable best efforts (after taking into account the timing of the Marketing Period) to obtain the Equity Financing and the Debt Financing (or, in the event any portion or all of the Debt Financing becomes unavailable, alternative debt financing in an amount sufficient, together with the remaining Debt Financing, if any, and the Equity Financing, to fund the Required Amount from the same or (to the extent permitted by applicable Law) other banks or similar financial institutions, on terms and conditions (including market flex provisions) not less favorable to Purchaser than those terms contained in the Debt Commitment Letter (such portion from such sources other than any source providing the Debt Financing contemplated by the Debt Commitment Letter as of the date hereof, the “Alternate Financing”)), by the

Closing Date including using its reasonable best efforts to: (i) negotiate and execute definitive agreements on the terms and subject only to the conditions contained in the Commitment Letters (or on other terms that, with respect to conditionality, are not less favorable to Purchaser than the terms and conditions (including the market flex provisions) set forth in the Debt Commitment Letter so long as such other terms would not (and would not reasonably be expected to) have any result, event or consequence described in any of clauses (i) or (ii) of Section 5.16(c)), which, with respect to any bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt financing; (ii) after taking into account the timing of the Marketing Period, satisfy (or, if deemed advisable by Purchaser, obtain a waiver of) on a timely basis all conditions applicable to Purchaser in the Commitment Letters and the definitive agreements for the Debt Financing and the Equity Financing that are within its control; (iii) after taking into account the Marketing Period, consummate the Debt Financing and Equity Financing on the terms (including the market flex provisions) and subject only to the conditions contained in the Commitment Letters (or on other terms that, with respect to conditionality, are not less favorable to Purchaser than the terms and conditions (including the market flex provisions) set forth in the Debt Commitment Letter so long as such other terms would not (and would not reasonably be expected to) have any result, event or consequence described in any of clauses (i) or (ii) of Section 5.16(c)), including, subject to the satisfaction of the conditions set forth in the Commitment Letters, by causing the Debt Financing Sources and Equity Finance Providers to provide such Financing on or prior to the date on which the Closing is required to occur pursuant to Section 2.3; (iv) comply with and maintain in effect the Commitment Letters; and (v) in the event that the conditions set forth in Section 7.1, Section 7.2 and in the Commitment Letters have been satisfied or, upon funding, would be satisfied, enforce its rights under the Commitment Letters (including, for the avoidance of doubt, by instituting litigation in respect thereof).

(b) Purchaser shall keep Sellers informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and Equity Financing. Purchaser shall give Sellers prompt notice (which shall be no later than two Business Days) upon (i) becoming aware of, or receiving written notice or other written communication with respect to, any material breach of or material default under, or any event or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any material breach of or material default under, any Commitment Letter or any definitive agreement relating to the Debt Financing or the Equity Financing by a party thereto or any termination, withdrawal or rescission of any Commitment Letter or any definitive agreement relating to the Debt Financing or the Equity Financing; (ii) the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Debt Financing or Equity Financing necessary to fund the Required Amount; (iii) receiving any written communications from any Person with respect to any actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any definitive document related to the Debt Financing or Equity Financing; (iv) any material dispute or disagreement between or among any parties to the Commitment Letters that would reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Debt Financing of the Equity Financing necessary to fund the Required Amount; or (v) any Debt Financing Source or Equity Finance Provider refuses to provide or expresses (in writing) an intent to refuse to provide all or any portion of the Debt Financing or Equity Financing contemplated by the Commitment Letters on the terms set forth therein. Purchaser shall promptly deliver to Sellers true and complete copies of all agreements pursuant to which any alternative source shall have committed to provide Purchaser with any portion of any Alternate Financing.

(c) Purchaser shall not, without the prior written consent of the Sellers, permit any amendment or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter or any Equity Commitment Letter if such amendment, modification or waiver: (i) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing and the Equity Financing to an amount below the amount necessary to fund the Required Amount; or (ii) imposes new or additional conditions precedent or otherwise adversely expands, amends or modifies any of the conditions precedent to the committed financing under either Commitment Letter, in a manner that would, in the case of this subsection (ii), reasonably be expected to prevent or materially delay the Closing or the availability of the Debt Financing or the Equity Financing in an amount necessary to fund the Required Amount on the Closing Date or adversely impact the ability of Purchaser to enforce its rights against the other parties to the applicable Commitment Letter in any material respect (provided that, Purchaser may amend the Debt Commitment Letter to add additional lenders, arrangers and agents thereunder). Purchaser shall promptly deliver to Sellers copies of any such amendment, modification, or replacement.

(d) Prior to the Closing, Sellers shall, and shall cause the Acquired Subsidiaries to, use their commercially reasonable efforts to cause their representatives to, provide such cooperation that is necessary and customary or as may be reasonably requested by Purchaser to assist Purchaser in the arrangement of the Debt Financing, including using commercially reasonable efforts in connection with:

(i) assisting in preparation for and reasonable participation (and making senior management of Sellers and the Business available to participate) in marketing efforts, including participation in a reasonable number of lender meetings and calls, other meetings, calls, drafting sessions, rating agency presentations, road shows, and due diligence sessions (including accounting due diligence sessions) and a reasonable number of sessions with prospective lenders, investors and ratings agencies, in each case upon reasonable advance notice and at mutually agreeable dates, times and locations, and assisting Purchaser in obtaining ratings as contemplated by the Debt Financing;

(ii) assisting Purchaser and the Lenders in the timely preparation of (A) offering documents, private placement memoranda, bank information memoranda, lender presentations, investor presentations and similar marketing documents for the Debt Financing, including reviewing and commenting on Purchaser’s draft of a business description and “Management’s Discussion and Analysis” of the financial statements to be included in offering documents contemplated by the Debt Financing; and (B) materials for rating agency presentations;

(iii) authorizing the distribution of information to prospective lenders and investors and containing a customary representation to the Lenders and prospective lenders contemplated by the Debt Commitment Letter, including that the public side versions of such documents do not include material non-public information about Sellers, the Acquired Subsidiaries, the Business or any of their respective subsidiaries or their securities and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing;

(iv) as promptly as practicable (A) furnishing Purchaser and the Lenders and their respective representatives with the Required Financing Information that is Compliant and (B) informing Purchaser if any of the Sellers or any Acquired Subsidiary (or the chief executive officer, chief financial officer, treasurer or controller of any of the Sellers or any Acquired Subsidiary or any member of such Sellers or Acquired Subsidiary’s board) shall have Knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable or under consideration;

(v) assisting Purchaser and the Lenders in connection with Purchaser’s preparation of pro forma financial information and pro forma financial statements to the extent required by SEC rules and regulations or necessary or reasonably required by Purchaser or Purchaser’s financing sources (including the Lenders (or their respective appropriate affiliates) (provided that none of the Sellers nor any Acquired Subsidiary or their respective representatives shall be (A) required to prepare any such pro forma financial statements, prepare projections or any other forward looking information covering any period after the Closing; or (B) responsible for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information);

(vi) request and facilitate the independent auditors of the Business to (A) provide, consistent with customary practice, (x) customary auditors consents and customary comfort letters (including “negative assurance” comfort and change period comfort) as reasonably requested by Purchaser or as necessary or customary for financings similar to the Debt Financing and (y) reasonable assistance to Purchaser in connection with Purchaser’s preparation of pro forma financial statements and information and (B) attend a reasonable number of accounting diligence sessions and drafting sessions;

(vii) executing and delivering as of (but not before) the Closing any credit agreements, indentures, supplemental indentures, pledge and guarantees and security documents, other definitive financing documents, currency or interest rate hedging arrangements, or other certificates or documents as may be reasonably requested by Purchaser (including a certificate of the chief financial officer of the Sellers with respect to solvency matters in the form set forth in the Debt Commitment Letter) and otherwise facilitating the pledging of collateral and the granting of guarantees and security interests in respect of the Debt Financing (including cooperation in connection with the pay-off of, or release from, existing Indebtedness to the extent contemplated by this Agreement and the release of related guarantees, Liens and termination of related security interests); and

(viii) (A) providing at least five (5) Business Days prior to the Closing Date all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations in connection with the Debt Financing, including the USA PATRIOT Act, and the requirements of 31 C.F.R. §1010.230, and (B) cooperating reasonably with the Lenders’ due diligence, to the extent customary and reasonable.

Notwithstanding anything to the contrary contained herein, nothing in this Section 5.16(d) shall require such cooperation to the extent it would: (i) unreasonably disrupt the conduct of the business or operations of Sellers or any of their Affiliates; (ii) require Sellers or any of their Affiliates to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, that the Sellers shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of attorney client (or other legal) privilege); (iii) require Sellers or any of their Affiliates to agree to pay any fees or reimburse any expenses that are not reimbursed by the Purchaser prior to the Closing or otherwise incur any liability or give any indemnities; (iv) require Sellers or any of their Affiliates to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Organizational Document of Sellers or any of their Affiliates, any applicable Laws or any material Contract, or subject any director, manager, officer or employee of any Seller or Acquired Subsidiary to any actual or potential personal liability; (v) require Sellers to implement the Restructuring Transactions or any element thereof prior to the date that Seller elects in its sole discretion to complete such action or actions; (vi) cause any condition to the Closing set forth in Article 7 to not be satisfied; or (vii) cause any covenant, representation or warranty in this Agreement to be breached by the Sellers or any of its Affiliates. In addition, nothing herein shall require Sellers or any of the Acquired Subsidiaries or any of their representatives to deliver legal opinions.

(e) Purchaser shall promptly, upon request by Sellers, (i) reimburse Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Sellers or any of their Affiliates in connection with the cooperation contemplated by this Section 5.16, and (ii) shall indemnify and hold harmless Sellers, their Affiliates and their respective representatives from and against any and all Liabilities suffered or incurred by any of them in connection with their cooperation in the arrangement of the Debt Financing and any information used in connection therewith, except with respect to subsection (ii): (1) any information provided in writing by Sellers, any Acquired Subsidiary or any of their Affiliates or representatives; or (2) any gross negligence, fraud, intentional misrepresentation or willful misconduct by any such Persons.

(f) To the extent Purchaser obtains Alternate Financing, or amends, replaces, supplements, modifies or waives any of the Debt Financing or Equity Financing pursuant to Section 5.16(c), references to the “Debt Financing,” “Equity Financing” and “Commitment Letters” (and other like terms in this Agreement) shall be deemed to refer to such Alternate Financing, or the Debt Financing or Equity Financing as so amended, replaced, supplemented, modified or waived, in each case as applicable.

(g) All non-public or otherwise confidential information regarding either party obtained by the other party pursuant to this Section 5.16 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Purchaser shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements reasonably satisfactory to Sellers.

(h) If at any time Sellers in good faith reasonably believe that they have provided the Required Financing Information, Sellers may deliver to Purchaser a written notice to that effect (stating when they believe they completed such delivery), in which case Sellers will be deemed to have delivered the Required Financing Information as of the date of delivery of such notice, unless Purchaser in good faith reasonably believes Sellers have not completed the delivery of the Required Financing Information and, within five (5) Business Days after the receipt of such notice from Sellers, delivers a written notice to Sellers to that effect (stating with reasonable specificity which Required Financing Information Sellers have not delivered); provided, that it is understood that the delivery of such written notice from Purchaser to Sellers will not prejudice Sellers’ right to assert that the Required Financing Information has in fact been delivered.

(i) Each of the Sellers and the Acquired Subsidiaries hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Sellers, the Business or the Acquired Subsidiaries or their reputation or goodwill.

(j) Sellers shall, and shall cause the Acquired Subsidiaries to, use reasonable best efforts to periodically update any Required Financing Information provided to Purchaser as may be necessary so that such Required Financing Information is (i) Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Financing Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease pursuant to the definition of “Marketing Period”. For the avoidance of doubt, Purchaser may, to most effectively access the financing markets, require the cooperation of the Sellers and the Acquired Subsidiaries under Section 5.16(a) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letter, Purchaser reasonably requests Sellers to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material nonpublic information with respect to Sellers, the Acquired Subsidiaries or the Business, which Purchaser reasonably determines to include in marketing materials for the Debt Financing, then, Sellers shall file such Current Report on Form 8-K; provided that nothing in this sentence shall require Sellers to include in any such Current Report on Form 8-K any information excluded from the definition of Required Financing Information pursuant to the last sentence of such definition.

(k) Notwithstanding anything in this Agreement to the contrary, Purchaser expressly acknowledges and agrees that neither the availability nor terms of the Debt Financing, the Equity Financing, or any Alternate Financing are conditions to the obligations of Purchaser to consummate the Sale.

Section 5.17 Intellectual Property Matters.

(a) The parties hereby acknowledge and agree that at and after the Closing, (i) Purchaser and the Acquired Subsidiaries shall acquire all rights in and to and, as applicable, own all Owned Intellectual Property and (ii) Sellers shall pass through to the Acquired Subsidiaries any licenses or other rights under any other Business Intellectual Property to the extent that Sellers have the contractual right from third party licensors of such other Business Intellectual Property to do so. All Seller Intellectual Property used in the Business, including, without limitation, the Software set forth on Section 5.17 of the Seller Disclosure Letter, shall be licensed from Lumen or its Affiliates to the Acquired Subsidiaries pursuant to this Section 5.17. Unless otherwise expressly set forth in this Agreement with respect to Seller Intellectual Property and any other Business Intellectual Property, the parties agree that nothing in this Agreement shall be construed to grant any right, title or interest in or to, or any license under, any past, present or future Intellectual Property owned or controlled, in whole or in part, by Lumen or any of its Affiliates or licensors.

(b) Sellers shall grant, and shall cause their Affiliates to grant, the Acquired Subsidiaries a limited, personal, irrevocable (except in the case of an uncured breach by the Acquired Subsidiaries), non-terminable (except in the case of an uncured breach by the Acquired Subsidiaries or a Defensive Termination), royalty-free, non-exclusive, non-sublicensable (except with respect to distributors, manufacturers, subcontractors, suppliers and vendors of the Acquired Subsidiaries solely in connection with goods or services rendered to or for the Acquired Subsidiaries), non-transferable (except as provided in this Section 5.17(b)) license under the Seller Intellectual Property solely as it relates to the Business as conducted as of the Closing Date and natural extensions thereof, provided however, (i) the foregoing license is limited to the Acquired Subsidiaries’ conduct of the Business and (ii) without any notice or further action by Sellers, the foregoing license shall be deemed immediately and automatically terminated, prospectively, with respect to any of patents licensed by Sellers thereunder if Purchaser or any Acquired Subsidiary makes a written claim or counterclaim against Lumen or any of its Affiliates based on patent rights of Purchaser or such Acquired Subsidiary (“Defensive Termination”), except that such Defensive Termination will not occur if the claim made is a compulsory counterclaim made by Purchaser or such Acquired Subsidiary in a proceeding filed by Lumen or any of its Affiliates against Purchaser or such Acquired Subsidiary. Transfer of any Seller Intellectual Property by Lumen or any of its Affiliates shall be made subject to the license grant in this Section 5.17(b). Upon the merger of an Acquired Subsidiary (“Merged Subsidiary”) into another entity (“Surviving Entity”) in a manner such that the Merged Subsidiary no longer exists as a separate legal entity, the foregoing license provided in this Section 5.17(b) to such Merged Subsidiary shall transfer to the Surviving Entity solely as it relates to the Surviving Entity’s conduct of the Business and so long as prior written notice is provided to Sellers at least ten (10) business days prior to such merger, provided however, such transferred license shall only apply to the Surviving Entity’s business activities (after the date of such merger) that are the same or substantially similar to the Business and natural extensions thereof, and shall not apply to any other of the Surviving Entity’s business activities, products or services. The parties hereto intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, the license in this Section 5.17(b) will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

(c) Sellers and Purchaser, and their respective Affiliates, agree to undertake all necessary or appropriate actions to give effect to the provisions of this Section 5.17, including, to the extent applicable, authorizing the United States Copyright Office and any other Governmental Entities to record and register any assignment set forth in Section 5.17(a).

(d) Except as provided in this Section 5.17, Purchaser covenants and agrees that from and after the Closing, it shall, and shall cause each of its Subsidiaries (including the Acquired Subsidiaries): (i) not to hold itself out as having any affiliation with Lumen or any of its Affiliates; and (ii) not to use or display, in any way whatsoever, the Excluded Marks or any Trademark related to any of the foregoing that, in the reasonable opinion of Sellers, is confusingly similar to any Excluded Marks.

(e) Notwithstanding the foregoing, the Sellers shall grant, and shall cause their Affiliates to grant to Purchaser and the Acquired Subsidiaries (collectively, “Licensees”) a limited, royalty-free, non-transferable, non-exclusive, irrevocable license to use the Excluded Marks in connection with (i) the conduct of the Business as conducted as of the Closing Date, solely for any transitional use and rebranding purposes, for a period of six (6) months after the Closing Date (the “Transition Period”), provided, however, that Licensees shall not be permitted to use the Excluded Marks on any new branding and that as soon as practicable following the Closing Date, Purchaser shall use commercially reasonable efforts to ensure that any use of the Excluded Marks in connection with this Section 5.17(e)(i) displays the new name of the Business together with the applicable Excluded Mark and appears in more prominent fashion than such Excluded Mark, (ii) the Acquired Subsidiaries’ existing stocks of signs, business cards, letterheads, invoice forms, advertising, physical marketing and promotional materials, and other physical documents or tangible items that exist as of the Closing Date (“Existing Stock”) for the Transition Period, and (iii) machinery, equipment and inventory (including related packaging materials) that exist as of the Closing Date (“Existing Inventory”) until the exhaustion of such Existing Inventory; provided, however, Licensees shall not be required to remove or replace the Excluded Marks from any machines, equipment, information technology assets or other tangible assets located in any third party premises not under the control of Licensees. For avoidance of doubt, the Parties agree that Existing Stock shall exclude any internet websites, intranet websites, social media or any other form of electronic media. Notwithstanding anything to the contrary, Licensees shall not be required to remove, replace or take down any Excluded Marks that are available on internet websites, intranet websites, social media or any other form of electronic media that are outside of Licensees’ direct control or are solely for internal purposes (and not accessible by the public) as of the Closing Date.

(f) Notwithstanding the foregoing, neither Purchaser, the Acquired Subsidiaries nor any of their Affiliates shall be in breach of this Section 5.17 if, after the Closing, Purchaser, the Acquired Subsidiaries or any of its Affiliates (i) uses the Excluded Marks in a nominative manner in textual sentences referencing the historical relationship between Lumen and its Affiliates, on the one hand, and the Acquired Subsidiaries, on the other hand, which references are factually accurate, (ii) retains copies of any books, records or other similar internally-focused materials that, as of the Closing Date, contain or display the Excluded Marks and such copies are used solely for internal or archival purposes (and not public display), (iii) uses the Excluded Marks in internal tax, legal, employment or similar records, (iv) uses equipment and other similar articles of the Business as of the Closing Date, notwithstanding that they may bear one or more of the Excluded Marks (provided that it is not reasonably practicable to remove or cover the applicable Excluded Marks after Purchaser’s use of reasonable efforts to do so), (v) uses tools, drawings, manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) for internal purposes only in connection with the Business, notwithstanding that they may bear one or more of the Excluded Marks or (vi) uses the Excluded Marks to comply with applicable Laws or for litigation, regulatory or corporate filings and documents filed by Purchaser or any of its Affiliates with any Governmental Entity. Further, neither Purchaser, the Acquired Subsidiaries nor any of their Affiliates shall be in breach of this Section 5.17 by reason of (1) the appearance of the Excluded Marks in or on any publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed in the Ordinary Course of Business prior to the Closing or (2) the sale by distributors unaffiliated with Purchaser of inventory containing any Excluded Marks that is held by such distributor as of the date that is up to six (6) months following the Closing Date. Notwithstanding the foregoing, neither Purchaser, an Acquired Subsidiary nor any of their Affiliates shall be in breach of this Section 5.17 if, after the conclusion of the Transition Period, Purchaser, the Acquired Subsidiaries or any of its Affiliates inadvertently uses any Existing Stock containing an Excluded Mark in a public manner so long as Purchaser, such Acquired Subsidiary or such Affiliates promptly discontinues such inadvertent use reasonably promptly upon discovery of such inadvertent by Purchaser, such Acquired Subsidiary or such Affiliate, including without limitation, by way of notice from Sellers or any of Sellers’ Affiliates.

(g) Any and all goodwill arising in connection with the use of the Excluded Marks by Purchaser or its Affiliates (including, after the Closing, the Acquired Subsidiaries), shall inure solely to the benefit of Lumen and their Affiliates. Purchaser acknowledges that Lumen and its applicable Affiliates are the owners of all right, title and interest in and to the Excluded Marks, and Purchaser further acknowledges that it has not acquired any ownership interest in the Excluded Marks and will not acquire any ownership interest in the Excluded Marks pursuant to this Agreement. Purchaser will not at any time do or knowingly permit to be done any act or thing that would or would reasonably be likely to impair the rights of Lumen and its Affiliates in and to the Excluded Marks, adversely affect the validity of the Excluded Marks, or disparage or defame Lumen or its Affiliates.

(h) Any rights related to the Excluded Marks not granted to Purchaser and the Acquired Subsidiaries in this Agreement are specifically reserved by and for Lumen and its Affiliates. Purchaser, on behalf of itself and the Acquired Subsidiaries, hereby accepts this grant of license, subject to the terms and conditions set forth in this Agreement.

(i) Purchaser agrees, on behalf of itself, and the Acquired Subsidiaries, that any use of the Excluded Marks in the operation of the Business after the Closing Date, as permitted by this Agreement, shall be provided in accordance with all applicable Laws, and to the additional terms and conditions as set forth in this Agreement and that the same shall not reflect adversely upon the good name of Lumen or its Affiliates, and that the operation of the Business will be of a high standard and skill that is at least commensurate with the standard and skill of the Business immediately prior to the Closing. It is agreed that Lumen or its Affiliates, as the licensors of Excluded Marks, have the right to control the nature and quality of the permitted goods and services rendered by Purchaser and the Acquired Subsidiaries in connection with the Excluded Marks, and Purchaser agrees, on behalf of itself and the Acquired Subsidiaries, that Purchaser and the Acquired Subsidiaries shall only use the Excluded Marks in connection with any goods or services whose nature or quality is equal to or greater than the goods and services in connection with which Lumen or its Affiliates used the Excluded Marks immediately prior to Closing. Purchaser, on behalf of itself and the Acquired Subsidiaries, acknowledges and recognizes the great value of the goodwill associated with the Excluded Marks, and acknowledges and agrees, that the Excluded Marks and all rights therein and the goodwill pertaining thereto belong exclusively to Lumen or its Affiliates and that the Excluded Marks have a secondary meaning and are famous in the minds of the public. Purchaser, on behalf of itself and the Acquired Subsidiaries, further agrees that any and all permitted uses of the Excluded Marks pursuant to this Agreement shall inure to the sole and exclusive benefit of Lumen or its Affiliates. Neither Purchaser, the Acquired Subsidiaries, nor any Affiliate of the foregoing shall contest, directly or indirectly, the ownership or validity of any rights of Lumen or its Affiliates in the Excluded Marks or any registration or application for registration for the Excluded Marks. Purchaser, on behalf of itself, the Acquired Subsidiaries and their Affiliates, further agrees that they will never contest the right of Lumen and its Affiliates to use and register the Excluded Marks.

(j) Purchaser and the Acquired Subsidiaries shall, jointly and severally indemnify, defend and hold harmless Sellers, their Affiliates and their directors, officers, employees, agents, and stockholders from any and all loss, cost, damage, expense, claim, demands or judgments (including but not limited to the payment of reasonable attorneys’ fees and expenses) of any nature whatsoever in connection with third party claims arising directly or indirectly from, as a result of, in connection with, or relating to Purchaser’s or the Acquired Subsidiaries use of the Excluded Marks after the Closing Date in a manner not explicitly set forth in this Agreement.

(k) Effective as of the Closing, the Acquired Subsidiaries shall grant to Seller and its Affiliates a limited, perpetual, royalty-free, non-transferable, non-exclusive, irrevocable license to use the Embarq Mark (as defined in Section 3.9(a) of the Seller Disclosure Letter) solely (i) in retained copies of any books, records or other similar internally-focused materials that, as of the Closing Date, contain or display the Embarq Mark and such copies are used solely for archival purposes (and are not publicly displayed), (ii) in internal tax, legal, employment or similar records, and (iii) to comply with applicable Laws or for litigation, regulatory or corporate filings and documents filed by Lumen with any Governmental Entity. Effective as of the Closing, the Acquired Subsidiaries shall grant to Seller and its Affiliates a limited, royalty-free, non-transferable, non-exclusive, irrevocable license to use the Embarq Mark for the Transition Period solely (i) in connection with winding down the use of the Seller’s and its Affiliates’ existing stocks of signs, business cards, letterheads, invoice forms, advertising, physical marketing and promotional materials, and other physical documents or tangible items that exist as of the Closing Date (“Seller’s Existing Stock”), and (ii) in connection with phasing out the Seller’s and its Affiliates’ machinery, equipment and inventory (including related packaging materials) that exist as of the Closing Date (“Seller’s Existing Inventory”); provided, however, Seller and its Affiliates shall not be required to remove or replace the Embarq Mark from any machines, equipment, information technology assets or other tangible assets located in any third party premises not under the control of Seller or its Affiliates. For avoidance of doubt, the Parties agree that Seller’s Existing Stock shall exclude any internet websites, intranet websites, social media or any other form of electronic media. Notwithstanding anything to the contrary, Seller and its Affiliates shall not be required to remove, replace or take down any Embarq Mark that is available on internet websites, intranet websites, social media or any other form of electronic media that are outside of Seller’s or its Affiliates’ direct control or are solely for internal purposes (and not accessible by the public) as of the Closing Date. Any and all goodwill arising in connection with the use of the Embarq Mark by Lumen shall inure solely to the benefit of Purchaser and the Acquired Subsidiaries and Lumen acknowledges that Purchaser and the Acquired Subsidiaries are the owners of all right, title and interest in and to the Embarq Mark. Lumen will not at any time do or knowingly permit to be done any act or thing that would or would reasonably be likely to impair the rights of Purchaser and the Acquired Subsidiaries in and to the Embarq Mark, adversely affect the validity of the Embarq Mark, or disparage or defame Purchaser or the Acquired Subsidiaries.

(l) Following the Closing, Lumen shall indemnify, defend and hold harmless Purchaser, the Acquired Subsidiaries and their directors, officers, employees, agents, and stockholders from any and all loss, cost, damage, expense, claim, demands or judgments (including but not limited to the payment of reasonable attorneys’ fees and expenses) of any nature whatsoever in connection with third party claims arising directly or indirectly from, as a result of, in connection with, or relating to Lumen’s use of the Embarq Mark after the Closing Date in a manner not set forth in this Agreement.

Section 5.18 Exclusivity. From the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Lumen and its Affiliates shall not (and shall cause their representatives not to), directly or indirectly: (a) solicit, initiate, facilitate or encourage the submission of, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal; or (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish any information with respect to, or assist, cooperate or participate in any other manner any effort or attempt by any Person to do any of the foregoing or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal. As soon as reasonably practicable following the date of this Agreement, Sellers shall, or shall cause their representatives to, (i) terminate any access to any data room (real or virtual) established by Lumen or its representatives in connection with the Transactions or any other proposed strategic transaction to the extent involving the Business; (ii) send out notices to any third party (other than Purchaser’s Affiliates or its representatives) that has executed a confidentiality or non-disclosure agreement in connection with any proposed strategic transaction to the extent involving the Business and received Business Confidential Information to return or destroy such Business Confidential Information in accordance with the terms of such confidentiality or non-disclosure agreement (if any).

Section 5.19 Public Announcements. No party to this Agreement nor any Affiliate or representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication. Notwithstanding the foregoing, (a) this Section 5.19 shall not apply to any press release or other public announcement made by any of the parties hereto which (i) is consistent with any press release or other public announcement made with respect to this Agreement or the Transactions consistent with this Section 5.19 and (ii) does not contain any information relating to the Sellers, Purchaser, the Acquired Subsidiaries or the Business that has not been previously announced or made public in accordance with the terms of this Agreement and (b) each of Seller and Purchaser and their respective Affiliates may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions. The provisions of this Section 5.19 shall not apply to communications by any party to its respective Affiliates and its and their respective counsel, accountants, prospective lenders (including communications with respect to communications made in connection with Purchaser’s financing efforts), other professional advisors, limited partners and investors or its prospective limited partners and investors to whom such party or any of its respective Affiliates discloses such information in the Ordinary Course of Business.

Section 5.20 Connect America Fund.

(a) Purchaser and Sellers acknowledge and agree that notwithstanding anything in this Agreement to the contrary, Sellers shall retain (i) all receivables, and (ii) all remaining obligations, including service obligations, audit response obligations and other commitments, of Lumen and its Affiliates in respect of the Territory (the “CAF Obligations”) that are associated with the model-based Phase I Connect America and Phase II Connect America support in respect of the Territory referenced in the FCC’s applicable public notices and, with respect to Phase II Connect America, accepted by Sellers in the letter dated as of August 26, 2015, from CenturyLink’s Executive Vice President of Global Networks, Maxine Moreau, to the FCC and that any Liabilities suffered by Purchaser or any of its Affiliates to the extent arising or resulting from CAF Obligations shall be Excluded Liabilities, and from and after the Closing, Sellers shall be entitled to receive any remaining associated support payments from the FCC in respect thereto.

(b) Prior to the Closing, Sellers shall, and shall cause their Affiliates, to satisfy all CAF Obligations in accordance with the Communications Act. Sellers acknowledge that (i) any failure to so satisfy any CAF Obligations may result in penalties or enforcement actions (“CAF Penalties”) against Purchaser or its Affiliates or an Acquired Subsidiary or its Affiliates by the FCC or another Governmental Entity and (ii) any Liabilities suffered by Purchaser or any of its Affiliates (including following the Closing, the Acquired Subsidiaries) to the extent arising or resulting from CAF Obligations or CAF Penalties shall be Excluded Liabilities, unless any such Liabilities (or corresponding assets or benefits related thereto) have been included in the calculation of Net Working Capital in which case such Liabilities shall be Assumed Liabilities.

Section 5.21 Rural Digital Opportunity Fund.

(a) Purchaser and Sellers acknowledge and agree that notwithstanding anything in this Agreement to the contrary, (i) effective as of the Closing, Purchaser shall assume all obligations, including all buildout and service obligations, audit response obligations and other commitments, of Lumen and its Affiliates pursuant to the Phase I Rural Digital Opportunity Fund support in the Territory (the “RDOF Obligations”), and (ii) from and after the Closing, Purchaser shall be entitled to receive any associated support payments from the FCC in respect of the Territory, whether or not such support payments were already received by Lumen or its Affiliates (including the Acquired Subsidiaries) prior to the Closing, other than any such support payments utilized by Sellers or their Affiliates in connection with fulfilling any of Sellers’ or their Affiliates’ RDOF Obligations prior to Closing (any such payments, “RDOF Support Payments”).

(b) From and after the Closing, Purchaser shall, and shall cause its Affiliates to (including, after the Closing, the Acquired Subsidiaries), use reasonable best efforts to satisfy all RDOF Obligations in accordance with the Communications Act. Purchaser acknowledges that (i) any failure to so satisfy any RDOF Obligations may result in penalties or enforcement actions (“RDOF Penalties”) against the Lumen or its respective Affiliates or an Acquired Subsidiary or its Affiliates by the FCC or another Governmental Entity and (ii) any Liabilities suffered by the Sellers or any of their respective Affiliates to the extent arising or resulting from RDOF Penalties shall be Assumed Liabilities. Purchaser further acknowledges that the RDOF Obligations include the obligation to build out portions of states located outside of the service area of the applicable Acquired Subsidiaries providing Transferred Services within such states.

(c) From the date of this Agreement through the Closing, and to the extent not utilized by Sellers or their Affiliates in connection with fulfilling any of Sellers’ or their Affiliates’ RDOF Obligations prior to Closing, Sellers shall cause all RDOF Support Payments to remain in the applicable accounts of the Acquired Subsidiaries.

Section 5.22 R&W Policy. Purchaser acknowledges and agrees that the R&W Policy shall at all times provide that the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Sellers, their Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, and representatives, and their heirs, successors, and permitted assigns, each in their capacity as such (collectively, the “Seller Parties”) (except in the case of Fraud), and the Seller Parties shall be third party beneficiaries of such waiver to the extent permitted by the insurer (and except for Fraud). Any costs and expenses related to the R&W Policy, if any, including the total premium, underwriting costs, brokerage commission for Purchaser’s broker, Taxes related to such policy and other fees and expenses of such policy shall be borne by Purchaser. Neither Purchaser nor any of its Affiliates will take any action (or omit to take any action) to cause the R&W Policy or the rights of any party thereunder to be terminated, cancelled, amended, or waived in a manner that would have an adverse impact on or allow the insurer(s) issuing the R&W Policy or any other Person to subrogate or otherwise make or bring any claim or Proceeding against the Seller Parties without the prior written consent of Sellers. Sellers shall reasonably cooperate with Purchaser’s efforts and provide assistance as reasonable requested by Purchaser to obtain and bind the R&W Policy.

Section 5.23 Pre-Closing Transitional Activities.

(a) From the date of this Agreement to the Closing, each Seller shall (and shall cause its Affiliates, including the Acquired Subsidiaries to), take such actions as are agreed to by the parties in accordance with the principles set forth on Section 5.23(a) of the Seller Disclosure Letter (the “Systems Standup”) as promptly as reasonably practicable after the date of this Agreement. In exchange for Sellers taking these actions, Purchaser shall compensate the Sellers as agreed by the parties in accordance with the principles set forth on Section 5.23(a) of the Seller Disclosure Letter.

(b) As soon as reasonably practicable following the finalization by the parties of (as applicable) (i) the applicable portions of the Systems Standup under Section 5.23(a) pursuant to a scope of work (SOW) or other agreement, or (ii) the applicable Service Exhibits to the Transition Services Agreement under Section 5.23(e), the Sellers shall promptly deliver to Purchaser, but in any event within sixty (60) days thereafter, substantially in the form of the template set forth in Section 5.23(b) of the Seller Disclosure Letter, to the best of its ability as of such time, an initial draft (for each SOW or agreement (with respect to the Systems Standup) or the Service Exhibits (with respect to the Transition Services Agreement (each an “Initial Draft”) of (as applicable) (i) a list of licenses and other Contracts required in connection with the applicable portion of the Systems Standup associated with the SOW or other agreement and an indication of which such licenses or Contracts may be assigned by the Sellers to the Acquired Subsidiaries and which such licenses or Contracts require the consent of the applicable counterparty in connection with such assignment, or (ii) a list of licenses and other Contracts required in connection with the provision by the Sellers of the services contemplated by the Transition Services Agreement Service Exhibits agreed upon pursuant to Section 5.23(e), and an indication of which such licenses or Contracts may be assigned by the Sellers to the Acquired Subsidiaries and which such licenses or Contracts require the consent of the applicable counterparty in connection with such assignment (clauses (i) and (ii), the “Required Technical Information”). Following delivery of an Initial Draft, the Sellers shall (i) until delivery of the final version of the Required Technical Information contemplated by the following clause (ii), provide updates it determines are necessary to the Required Technical Information contained in the Initial Draft at reasonable intervals, and (ii) no later than one hundred and twenty (120) calendar days following the date thereof, the Sellers shall deliver to Purchaser, substantially in the form of the template set forth in Section 5.23(b) of the Seller Disclosure Letter, the final version of the Required Technical Information. Notwithstanding the foregoing, if there are any changes in the Systems Standup or the services contemplated by the Transition Service Agreement (whether under Section 5.23(d) or mutual agreement of the parties, the initial date of the delivery periods set forth in this Section 5.23(b) shall commence on the date the change is agreed upon by the parties.

(c) Beginning sixty (60) calendar days prior to the estimated Closing Date (as reasonably estimated by the parties), to the extent it would not unreasonably interfere with the ongoing business or operations of Lumen and its Affiliates and to the extent permitted by applicable Law, Lumen shall permit Purchaser, at Purchaser’s sole cost and expense and solely for integration and knowledge-transfer purposes, to allow reasonably agreed upon employees, consultants and other service providers of Purchaser (including management-level and technical employees) to have access to certain employees, consultants or other service providers of Lumen and its Affiliates who are contemplated to provide services pursuant to the Transition Services Agreement and other transition work streams.

(d) The parties hereto shall use their reasonable best efforts to negotiate in good faith and finalize, as soon as possible following the date of this Agreement, the Services Exhibits to the Transition Services Agreement (as such term is defined therein) that are not yet complete as of the date hereof and fully set forth in Exhibit A hereto. In furtherance of the foregoing, as promptly as reasonably practicable following the date hereof, but in no event later than seven (7) Business Days hereafter, Seller and Purchaser shall each appoint at least one representative to a joint committee (the “Joint TSA Committee”) (which representatives will be subject to customary confidentiality and other restrictions necessary or appropriate to ensure compliance with applicable Law and the applicable provisions of any written agreements between the parties). During the 60 day period following the date of the establishment of the Joint TSA Committee, the Joint TSA Committee shall confer at least once a week to discuss, and shall mutually agree upon (consent not to be unreasonably withheld), any relevant additions or modifications to the Services Exhibits. The parties shall incorporate any such additions or modifications into the form of Transition Services Agreement attached as Exhibit A hereto, provided, however, in no event will Sellers or their Affiliates be obligated to perform any services under the Transition Services Agreement any sooner than the 60th day following any such mutually agreed upon additions or modifications; provided, further, that the foregoing shall not apply following the effectiveness of the Transition Services Agreement to any subsequent additions or modifications to the Services Exhibits, which shall be governed by the terms of the Transition Services Agreement thereafter.

(e) Without limitation of the obligations set forth in Section 5.23(d), in the event the parties hereto (through their representatives on the Joint TSA Committee or otherwise) are not able to mutually agree prior to the Closing upon all of the Services that Purchaser in good faith identifies as reasonably required in order for the Business to operate in substantially the same manner in which it was operated during the twelve (12) month period immediately preceding the anticipated Closing Date, Sellers shall use commercially reasonable efforts to continue to provide such Services (each, a “Continuing Service”) sufficient for the Business to continue to operate in such manner until such time as Purchaser is able, using its commercially reasonable efforts, to procure for the benefit of the Business alternative services or other arrangements necessary to support the Business without such Continuing Service, but in no event longer than a period of eighteen (18) months following Closing; provided, that if the parties are not able to mutually agree upon any such Services prior to the end of such eighteen (18) month period, the parties shall elevate any continuing negotiations in respect of such Services to their respective chief executive officers and shall direct them to use their good faith efforts to agree upon such Services during a subsequent six (6) month period, and Sellers shall continue to provide such Services pursuant to the terms hereof during such six (6) month period (or until agreement thereon). The fees payable in respect of a Continuing Service shall be as agreed by the parties in accordance with the principles set forth on Section 5.23(a) of the Seller Disclosure Letter with respect to the costs required to stand up and operationalize the Continuing Services, unless otherwise specifically agreed in writing between Parties. With respect to the Continuing Services, the terms and conditions of the Transition Services Agreement with respect to payment of Services Fees (as defined therein) shall in all other respects apply to the fees payable in respect of such Continuing Services, mutatis mutandis.

(f) After taking into account and giving effect to the rights and obligations provided for in the Ancillary Agreements, Sellers acknowledge and agree that they will work together in good faith with Purchaser and use commercially reasonable efforts in order to ensure that, in connection with the Closing, the sufficient number of Business Employees by department, including function and subfunction, are transferred to Purchaser as of the Closing so that, as of the Closing, Purchaser and its affiliates are able to operate the business substantially in the same manner as of immediately after the Closing.

Section 5.24 Non-Solicitation of Employees.

(a) For a period of two (2) years following the Closing Date, without the written consent of Purchaser, no Seller shall, and each Seller shall not permit any of its officers, directors, employees or its Affiliates to, in each case, on its own behalf or on behalf of any other Person, hire, employ, offer employment to or solicit the employment of or otherwise entice away from the employment of any Acquired Subsidiary any of their Affiliates (including Purchaser), any Business Employee set forth on Section 5.24(a) of the Seller Disclosure Letter.

(b) For a period of two (2) years following the Closing Date, without the written consent of Seller, Purchaser shall not, and it shall not permit any of its officers, directors, employees or its Affiliates to, in each case, on its own behalf or on behalf of any other Person, hire, employ, offer employment to or solicit the employment of or otherwise entice away from the employment of any Seller or its Affiliates, any employee of Seller or its Affiliates set forth on Section 5.24(b) of the Seller Disclosure Letter.

(c) Notwithstanding anything to the contrary in the foregoing, nothing contained in this Section 5.24 shall apply to the solicitation or hiring of any person (i) through general solicitations through media advertisements or internet job postings, (ii) through employment search firms in the Ordinary Course of Business, provided that such searches are not specifically targeted at such employees; (iii) who initiates contact with the hiring party or its officers, directors, employees or its Affiliates to seek employment with such party or its applicable Affiliate, or (iv) who was terminated by the non-hiring party or any of its Affiliates at least six (6) months prior to commencement of employment discussions with the hiring party or its Affiliates.

(d) Each party acknowledges and agrees that the restraints imposed by this Section 5.24 are fair and reasonably required for the protection of the legitimate interests of the other parties and constitute a material inducement the parties to enter into this Agreement and consummate the Transaction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.24 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

Section 5.25 Transferred Customers. (a) Within sixty (60) calendar days prior to the estimated Closing Date (as reasonably estimated by the parties), the Sellers will furnish to Purchaser (i) a true and correct list of all Transferred Enterprise Customers as of the Closing Date and (ii) a true and correct list of all Transferred Wholesale Customers as of the Closing Date.

(b) All lists provided under this Section 5.25 shall be prepared in good faith based on Lumen’s customary past practices, applied consistently in all material respects.

(c) Notwithstanding anything to the contrary herein, Purchaser shall have no recourse against the Sellers or any its Affiliates for the information included on the lists furnished under this Section 5.25, except for any rights arising out of a breach of the covenants set forth in Section 5.25(b) or Section 5.25(c).

Section 5.26 Financial Statements.

(a) The Sellers shall provide to Purchaser (a) within 120 calendar days after the date hereof, audited financial statements of the Business for the years ended December 31, 2019 and 2020, (b) on or prior to April 30, 2022, audited financial statements of the Business for the year ended December 31, 2021 and (c) within 75 calendar days of the end of each of the first three fiscal quarters of the 2022 fiscal year of the Business ended prior to the Closing Date, unaudited interim financial statements of the Business for such fiscal quarter and year to date period then ended (including, for the avoidance of doubt, the comparable periods for the prior fiscal year) (“Pre-Closing Financial Statements”). Sellers shall also provide Purchaser drafts of the statements described in clauses (b) and (c) of the preceding sentence on a periodic basis (as and when such drafts become available or are materially updated, in each case in the good faith judgement of Sellers) prior to delivery of their final versions pursuant to the terms hereof. In addition, the Sellers shall provide to Purchaser at the time of delivery of the financial statements of the Business pursuant to the first sentence of this Section 5.26, updated Supplemental Information for the same fiscal periods that (i) is true, correct and complete in all material respects, and (ii) has been derived and prepared from, and is consistent with, the books and records of Sellers and their respective Affiliates. The Sellers shall also provide to Purchaser a copy of any reporting or other informational materials provided to holders of notes issued under the Embarq Indenture promptly after delivering the reporting or other informational materials to such holders.

(b) The Pre-Closing Financial Statements provided by Sellers shall not deviate adversely from the comparable Unaudited Historical Financial Statements as of the same date or for the same period, except for: (i) the permitted variances set forth on Schedule III; or (ii) variances in the balance sheet data as of any specified date that do not, in the aggregate, reflect an adverse variation that is material to the financial position of the Business as of such date in the Pre-Closing Financial Statements. If the Pre-Closing Financial Statements provided by Sellers do deviate adversely from the Unaudited Historical Financial Statements in a manner that is not permitted under the prior sentence, the parties shall use their respective commercially reasonable efforts to negotiate in good faith to develop a mutually agreed purchase price adjustment that is designed to equitably address such adverse deviation (it being understood that no party shall be required to agree to any such adjustment). Notwithstanding anything to the contrary herein, (A) no breach of, or other action taken (or omitted to be taken) with respect to, this Section 5.26(b) shall be deemed to cause any of the conditions to Closing to fail to be satisfied or to serve as the basis for Purchaser to terminate this Agreement unless Purchaser has first used its commercially reasonable efforts to negotiate in good faith to develop an agreed purchase price adjustment that equitably address the adverse deviation, in which case Purchaser shall be permitted to exercise its rights under Section 7.2(b) or Purchaser’s right to terminate under Section 8.1(b)(ii) hereof (it being acknowledged and agreed that a breach of the first sentence of this Section 5.26(b) shall, subject to compliance with the remaining terms of this Section 5.26(b), be deemed to satisfy the requirements of Section 7.2(b) or Section 8.1(b)(ii) hereof) and (B) in the event that the parties agree upon a purchase price adjustment on account of the obligations set forth in this Section 5.26(b), no breach of this Section 5.26(b) shall be deemed to exist thereafter.

ARTICLE 6

TAX MATTERS

Section 6.1 Transaction Tax Treatment. (a) Sellers and Purchaser agree to treat the Sale as a sale and purchase of assets for federal and state income tax purposes, resulting in a step-up in the tax basis of all of the assets held by the Acquired Subsidiaries and the Transferred Assets (the “Transaction Tax Treatment”). In furtherance of the foregoing, Sellers, Purchaser and their applicable Affiliates shall jointly make timely and irrevocable elections under Section 338(h)(10) of the Code with respect to each Acquired Subsidiary that is classified as of the Closing as a corporation for U.S. federal (and applicable state and local) income tax purposes, and, if permissible, similar elections under any applicable state or local Tax Law (collectively, the “Section 338(h)(10) Elections”).

(b) Purchaser shall prepare IRS Form 8023 (or any successor form) and any similar form under state or local Tax Law required in connection with the Section 338(h)(10) Elections (collectively, the “Section 338 Forms”), and shall deliver to Sellers completed Section 338 Forms at least fifteen (15) days prior to the Closing Date. Sellers shall cooperate with Purchaser in the preparation of the Section 338 Forms and deliver two (2) duly completed, executed copies of such Section 338 Forms to Purchaser at least three (3) days prior to the Closing Date.

(c) Sellers and Purchaser shall cooperate with each other to take or cause to be taken all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules and other documents as may be required) to effect and preserve the Section 338(h)(10) Elections; and shall not (nor shall they permit any of their respective Affiliates to) take any action that would reasonably be expected to cause the Section 338(h)(10) Elections to be invalid.

(d) No later than sixty (60) days following date on which the Final Closing Statement is determined, Purchaser shall (i) prepare a proposed allocation of the “aggregate deemed sales price” within the meaning of Treasury Regulations Section 1.338-4 (the “ADSP”) with respect to the Transferred Equity Interests of the Acquired Subsidiaries that are classified as of the Closing as corporations for U.S. federal income tax purposes, and (ii) a proposed allocation of a portion of the final Purchase Price (and any other item treated as consideration for U.S. federal income tax purposes) with respect to the Transferred Assets and the assets of the Acquired Subsidiaries that are classified as of the Closing as other than corporations for U.S. federal income tax purposes, in accordance with Sections 338 and 1060 of the Code (as applicable) and the applicable Treasury Regulations promulgated thereunder or comparable provisions for state and local Law (the “Allocation”). Purchaser shall deliver a draft of the Allocation to Sellers for Sellers’ review and comment. If Sellers notify Purchaser of its disagreement with any item reflected on the Allocation so delivered within thirty (30) days of receipt thereof, Sellers and Purchaser shall attempt in good faith to resolve the disagreement. To the extent Sellers and Purchaser cannot agree within fifteen (15) days after Purchaser receives notice of such disagreement from Sellers, Sellers and Purchaser shall determine their own allocation for purposes of Sections 338 and 1060 of the Code.

(e) Purchaser, Sellers and their respective Affiliates shall be bound by the Section 338(h)(10) Elections for all Tax purposes, and any subsequent adjustments to the ADSP or portion of the final Purchase Price (and any other item treated as consideration for U.S. federal income tax purposes) with respect to the Transferred Assets and the assets of the Acquired Subsidiaries that are classified as of the Closing as other than corporations for U.S. federal income tax purposes shall be allocated in a manner consistent with the Allocation, to the extent agreed on by Purchaser and Sellers.

(f) Sellers and Purchaser shall (and shall cause their Affiliates to): (i) prepare and file all federal, state, local and foreign Tax Returns in a manner consistent with the Transaction Tax Treatment, the Section 338(h)(10) Elections and the Allocation to the extent agreed on by Purchaser and Sellers (except that, with respect to the ADSP allocation with respect to the Transferred Equity Interests of the Acquired Subsidiaries that are classified as of the Closing as corporations for U.S. federal income tax purposes, Purchaser shall report its “adjusted grossed-up basis” within the meaning of Treasury Regulations Section 1.338-5 taking into account appropriate differences between that concept and ADSP under the applicable Treasury Regulations); and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 6.2 Tax Returns.

(a) Sellers shall, at their own expense, prepare and timely file or cause to be to be prepared and timely filed: (i) any combined, consolidated or unitary Tax Return that includes any Seller, on the one hand, and any of the Acquired Subsidiaries, on the other hand (a “Combined Tax Return”); and (ii) any Tax Return (other than a Combined Tax Return) that is required to be filed by or with respect to any of the Acquired Subsidiaries on or before the Closing Date for any Pre-Closing Tax Period. Sellers shall timely pay all Tax liabilities with respect to any such Tax Return. Sellers shall prepare (or cause to be prepared) all such Tax Returns in a manner consistent with the most recent past practices, except to the extent otherwise required by applicable Law.

(b) Purchaser shall, at its own expense, prepare and timely file or cause to be prepared and timely filed, all Tax Returns with respect to the Acquired Subsidiaries that are not specifically covered by Section 6.2(a) and, except as set forth in this Section 6.2(b) and without limiting Sellers indemnification obligation under Section 6.7, shall timely pay all Tax liabilities reflected thereon and related thereto. With respect to any such Tax Return that is an amended income Tax Return of an Acquired Subsidiary required to be filed as a result of the 2017 IRS Audit, at least thirty (30) days prior to filing any such amended Tax Return, Purchaser shall provide Sellers with a copy of such amended Tax Return, and shall consider in good faith any comments thereto provided by Sellers within fifteen (15) days of their receipt of such amended Tax Return from Purchaser. Purchaser and Sellers shall negotiate in good faith and reasonably cooperate to resolve any disputes with respect to such amended Tax Return, and any dispute not resolved within ten (10) days prior to the filing of such amended Tax Return shall be submitted to the Independent Expert for resolution in accordance with the 2017 IRS Audit, whose resolution shall be final and binding upon the parties.

(c) Notwithstanding anything to the contrary in this Agreement, Sellers shall not be required to provide any Person with any Tax Return of Sellers, including any Combined Tax Return.

(d) The parties agree that any deduction or similar Tax benefit arising from any payment, loss, obligation, liability or Tax paid by Sellers or any of their Affiliates (including, prior to the Closing, the Acquired Subsidiaries), or for which Sellers are responsible and pay under this Agreement shall be reported on a Combined Tax Return for a taxable period that includes the Closing Date to the extent permitted by Law.

Section 6.3 Cooperation and Exchange of Information. Without limiting any other access or cooperation provisions in this Agreement, Purchaser, Sellers and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return (including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes), any allocation prepared pursuant to Section 6.1(d) and any Tax Proceeding, in each case with respect to Tax Returns or Taxes of the Acquired Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder; provided, that the party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the party providing such assistance; provided, further, no party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such party.

Section 6.4 Certain Tax Actions. Purchaser shall not, and shall cause its Affiliates (including the Acquired Subsidiaries following the Closing) not to, without the prior written consent of Sellers (which, except for Tax elections that would relate to a Combined Return, shall not be unreasonably withheld, conditioned or delayed), (i) make any Tax election with respect to any Acquired Subsidiary (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date and relates to any Combined Tax Return, or (ii) amend any Tax Return with respect to a Pre-Closing Tax Period that would reasonably be expected to result in an indemnification obligation under this Article 6, except as required otherwise by applicable Law.

Section 6.5 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser and Sellers shall each pay, when due, and be responsible for, fifty percent (50%) of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”); provided, that Sellers shall pay, when due, and be responsible for all Transfer Taxes imposed on or payable in connection with the transactions contemplated by the Restructuring Transactions. The party responsible under applicable Law for the filing of a Tax Return with respect to any Transfer Tax shall prepare and timely file such Tax Return and promptly provide a copy of such Tax Return to the other party before the due date thereof.

Section 6.6 Tax Sharing Agreements. Sellers shall cause all Tax sharing or indemnification agreements (other than agreements entered into in the Ordinary Course of Business the primary purpose of which is not the allocation or sharing of Taxes) between or among any Seller, on the one hand, and any Acquired Subsidiary, on the other hand, to terminate on or before the Closing Date.

Section 6.7 Tax Indemnity. Sellers shall be responsible for and shall indemnify and hold Purchaser and its Affiliates (including, after the Closing, the Acquired Subsidiaries) harmless from and against (without any duplication and to the extent not included in Indebtedness or Current Liabilities) any Liabilities arising from, attributable to, or as a result of any (i) Taxes of any affiliated, consolidated, combined, unitary or aggregate group, or any member thereof, of which any of the Acquired Subsidiaries is or was a member on or prior to the Closing Date (x) by reason of liability under Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or foreign Law), (y) relating or attributable to, or included in, any Combined Tax Return, or (z) as a transferee or successor or otherwise, (ii) Taxes imposed on or payable in connection with the transactions contemplated by the Restructuring Transactions (including any such Taxes that are Transfer Taxes that are the responsibility of Sellers under Section 6.5) and (iii) income Taxes of the Acquired Subsidiaries resulting from, attributable to, or arising from the Internal Revenue Service audit of the Sellers’ 2017 federal income Tax Return (the “2017 IRS Audit”). This Section 6.7 shall survive the Closing until thirty (30) days after the expiration of the applicable statute of limitations for the underlying Tax (taking into account any applicable extensions or waivers thereof). Any payment required to be made under this Section 6.7 shall be made fifteen (15) Business Days after the indemnified party makes written demand upon the indemnifying party. Any payment made under this Section 6.7 shall be treated as an adjustment to the Purchase Price for Tax purposes.

Section 6.8 Tax Proceedings. Sellers shall have the exclusive right to control in all respects (and shall bear all liability with respect to), and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Sellers or its Affiliates; (ii) any Combined Tax Return, and (iii) any Tax Return resulting from, attributable to, or arising from the 2017 IRS Audit; provided that, with respect to a Tax Proceeding described in clause (iii), (x) Sellers shall promptly notify Purchaser of such Tax Proceeding and provide Purchaser with a timely and reasonably detailed account of each material stage of such Tax Proceeding (or if notice is received by Purchaser, Purchaser shall promptly notify Sellers), and (y) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE 7

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 7.1 Conditions to Obligations of Each Party to Close. The respective obligations of each party to consummate the Transactions at the Closing shall be subject to the satisfaction or written waiver (to the extent permitted by applicable Law) by both parties on or prior to the Closing Date of the following conditions:

(a) HSR Act. Any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated (solely with respect to the obligations of Purchaser, without the imposition of any Material Action).

(b) Other Governmental Approvals. The Required Regulatory Approvals (other than those set forth in Section 7.1(a)) shall have been obtained and shall be in full force and effect (solely with respect to the obligations of Purchaser, without the imposition of any Burdensome Condition or Material Action, as applicable).

(c) No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order (whether temporary, preliminary or permanent) or enacted, entered, or promulgated a Law that remains in effect and enjoins, restrains, prohibits or otherwise makes illegal or prohibits the consummation of the Transactions (collectively, “Legal Restraints”).

Section 7.2 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to consummate the Transactions at the Closing shall also be subject to the satisfaction or written waiver (to the extent permitted by applicable Law) by Purchaser on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Sellers set forth in Section 3.2 and Section 3.4(e) shall be true and correct in all but de-minimis respects as of the Closing Date as if made on and as of the Closing Date; (ii) the representations and warranties of Sellers set forth in Section 3.1, Section 3.3, Section 3.5(e) and Section 3.25 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; and (iii) each of the other representations and warranties of Sellers contained in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date (in each case of clauses (i), (ii) and (iii), disregarding any materiality and Material Adverse Effect qualifications contained therein) except: (1) in each case of clauses (i), (ii) and (iii) above, representations and warranties that are made as of a specific date shall be tested only on and as of such date; and (2) in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Sellers to be performed or complied with on or before the Closing in accordance with this Agreement and the Ancillary Agreements shall have been performed or complied with in all material respects.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Sellers by an executive officer of each Seller, stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) Restructuring Transactions. The Restructuring Transactions shall have been consummated.

(f) Sellers Deliverables. Sellers shall have executed and delivered, or caused to be executed and delivered, as applicable, to Purchaser each of the Ancillary Agreements to which any Seller is a party and other deliverables to be delivered by Sellers to Purchaser at or prior to the Closing pursuant to this Agreement.

Section 7.3 Conditions to Sellers’ Obligation to Close. The obligations of Sellers to consummate the Transactions at the Closing shall also be subject to the satisfaction or waiver by Sellers (to the extent permitted by applicable Law) on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.9 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; and (ii) each of the other representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date (in each case of clauses (i) and (ii) above, disregarding any materiality qualifications contained therein) except (1) in each case of clauses (i) and (ii) above, representations and warranties that are made as of a specific date shall be tested only on and as of such date and (2) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not, in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed or complied with on or before the Closing in accordance with this Agreement and the Ancillary Agreements shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Sellers shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Purchaser Deliverables. Purchaser shall have executed and delivered, or caused to be executed and delivered, as applicable, to Sellers each of the Ancillary Agreements to which Purchaser is a party and other deliverables to be delivered by Purchaser to Sellers at or prior to the Closing pursuant to this Agreement.

ARTICLE 8

TERMINATION

Section 8.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) by mutual written consent of Sellers and Purchaser;

(b) by either Sellers or by Purchaser, if:

(i) the Closing shall not have occurred on or before the date that is 15 months after the date of this Agreement (the “Outside Date”); provided, however, that if all of the conditions to the Closing, other than the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(c) (to the extent any such Legal Restraint is in respect of a Required Regulatory Approval) shall have been satisfied or waived or shall be capable of being satisfied on such date, either Sellers or Purchaser may extend the Outside Date by written notice to the other for up to an additional two-month period, and such date shall become the “Outside Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement whose failure to perform any covenant or obligation under this Agreement or any Ancillary Agreement has been the primary cause of, or has resulted in, the failure of the Transactions contemplated by this Agreement to be consummated on or before such date; provided, additionally, that in the event the Marketing Period has commenced but not yet been completed at the time of the Outside Date, the Outside Date may be extended by Purchaser in its sole discretion until four Business Days after the final day of the Marketing Period;

(ii) Sellers (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Sellers) shall have breached or failed to perform any of its respective representations, warranties, covenants, obligations or other agreements contained in this Agreement, and such breach or failure to perform: (1) would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable; and (2) (A) is incapable of being cured prior to the Outside Date; or (B) has not been cured prior to the date that is 30 days from the date that Sellers or Purchaser, as applicable, is notified by the other of such breach or failure to perform in a writing that explicitly references this Section 8.1(b)(ii); provided, however, that the right to terminate this Agreement under this clause (ii) shall not be available to a party if such party is in breach of any representation or warranty or has failed to perform any of its covenants or other agreements contained in this Agreement or any Ancillary Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable; or

(iii) any Legal Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this clause (b)(iii) shall have complied with its obligations under Section 5.6 with respect to any such Legal Restraint; and, provided, further, that such Legal Restraint is not otherwise primarily due to the failure of such party to perform any of its other material obligations under this Agreement.

(c) by Sellers if (i) the Marketing Period has ended and each of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions which by their terms or nature can only be satisfied at the Closing, provided that such conditions would be satisfied if the Closing were to occur at the time of such termination) or validly waived, and (ii) Sellers were ready, willing and able to consummate the Closing at the time of such termination (as evidenced by Sellers providing (1) a certification as to the matters set forth in clause (i) above, (2) a written notice to Purchaser requesting that the Closing then-occur and confirmation by Sellers that each of the conditions set forth in Section 7.3 have been and continue to be satisfied (other than those conditions which by their terms or nature can only be satisfied at the Closing, provided that such conditions would be satisfied if the Closing were to occur at the time of such termination) or that Sellers are willing to waive any unsatisfied conditions, and (3) all Closing deliverables required of Sellers pursuant hereto and thereto), and Purchaser shall fail to consummate the transactions contemplated by this Agreement in accordance with Section 2.3.

Section 8.2 Notice of Termination. In the event of termination of this Agreement by either or both of Sellers and Purchaser pursuant to Section 8.1(b), written notice of such termination shall be given by the terminating party to the other in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected and the basis therefor.

Section 8.3 Effect of Termination. In the event of termination of this Agreement by either or both of Sellers and Purchaser pursuant to Section 8.1:

(a) this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of either party to this Agreement; provided, however, that, subject to Section 8.4, nothing in this Agreement shall relieve either party hereto from liability for any Fraud or willful and material breach of this Agreement, but subject in any case in all respects to the limitations set forth in Section 3.26, Section 4.7, Section 8.4, Section 10.11 and Section 10.15. Notwithstanding anything to the contrary contained herein but subject to Section 8.4, the provisions of

Section 3.26, Section 4.7, Section 5.5(a), Section 5.16(e), Section 5.19, this Article 8, Article 9 and Article 10 (to the extent applicable), including, in each case, the defined terms used therein to the extent applicable thereto, shall survive any termination of this Agreement; provided, that the parties acknowledge and agree that nothing in this Section 8.3 shall be deemed to affect their right to specific performance in accordance with the terms and conditions of Section 10.11;

(b) each party shall return to the other party or destroy all documents and other materials received by it or any of its Affiliates or any of their respective officers, directors, employees, stockholders, agents or representatives from the other party or any of its Affiliates or any of their respective officers, directors, employees, shareholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement, and each party shall keep, and cause their Affiliates to keep, all information received by such party or any their Affiliates from the other party or any of its Affiliates or any of their respective officers, directors, employees, shareholders, agents or representatives relating to the Transactions, whether obtained before or after the execution of this Agreement, strictly confidential in accordance with the rules set forth in Section 5.5, applied mutatis mutandis.

Section 8.4 Termination Fee.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that this Agreement is validly terminated by Sellers pursuant to Section 8.1(b)(ii) (and such breach or failure to perform by Purchaser prior to such termination is the primary reason for the failure of the Closing to be consummated) or Section 8.1(c), or if Purchaser terminates this Agreement pursuant to Section 8.1(b)(i) at a time when this Agreement is terminable by Sellers pursuant to Section 8.1(b)(ii) (and such breach or failure to perform by Purchaser prior to such termination is the primary reason for the failure of the Closing to be consummated) or Section 8.1(c), Purchaser will pay an amount equal to the Termination Fee to Sellers by wire transfer of immediately available funds as promptly as practicable (but in any event within three (3) Business Days) after the date that this Agreement is so terminated and receipt of wire transfer instructions from Sellers, it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion. If Purchaser fails to promptly pay the Termination Fee if due pursuant to this Section 8.4(a) and, in order to obtain such payment, Sellers commence a suit that results in a judgment against Purchaser or any of its Affiliates for the payment to Sellers of the Termination Fee together with any indemnification or reimbursement owed pursuant to Section 5.16(e), Purchaser shall pay to Sellers interest on the amount of the Termination Fee, from the date such payment was required to be made until the date of payment, at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment was required to be made (the Termination Fee, together with any such interest, reimbursement amounts or indemnification, collectively, the “Recoverable Amounts”).

(b) Subject to Sellers’ right to specific performance as provided in and subject to the terms and limitations set forth in Section 10.11, if Purchaser fails to effect the Closing for any or no reason or otherwise breaches this Agreement or any Ancillary Agreement or fails to perform hereunder or thereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), the sole and exclusive remedy (whether at law, in equity, in contract, in tort, based on fraud or otherwise) of Sellers, their Affiliates and any of the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents, representatives and assignees of any of the foregoing (collectively, the “Seller Related Parties”) against Purchaser, any guarantor of Purchaser, the Debt Financing Parties, their respective Affiliates and any of the former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents, representatives and assignees of any of the foregoing (collectively, the “Purchaser Related Parties”) for any breach, damage, loss or other Liability relating to or arising out of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby (including the circumstances giving rise to any termination of this Agreement and including any breach by Purchaser of this Agreement or any Ancillary Agreement prior to termination) shall be to terminate this Agreement and receive the Recoverable Amounts (to the extent payable hereunder), and upon the payment of the Recoverable Amounts in full in accordance with the terms of this Section 8.4, none of the Purchaser Related Parties shall have any Liability or other obligation relating to or arising out of or in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby. Notwithstanding anything in this Agreement to the contrary, the parties hereto further acknowledge and agree that in no event (but excluding, for the avoidance of doubt, any amounts payable by Purchaser at the Closing in accordance herewith), the aggregate liability of Purchaser and the Purchaser Related Parties for monetary damages (including damages for Fraud or breach, whether willful, willful and material, intentional, unintentional or otherwise or monetary damages in lieu of specific performance) under, or related to, this Agreement or any Transaction Agreement, whether or not this Agreement is terminated, and regardless of the reason for any such termination, shall not exceed an amount equal to the amount of the Recoverable Amounts.

Section 8.5 Extension; Waiver. At any time prior to the Closing, either Sellers or Purchaser may: (a) extend the time for performance of any of the obligations or other acts of the other; (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE 9

SURVIVAL

Section 9.1 Survival. The representations and warranties set forth in this Agreement and any certificate or other writing delivered pursuant to this Agreement, and any covenants and agreements in this Agreement or in any schedule, exhibit, instrument or other document pursuant to this Agreement, in each case, that by their terms are to be performed or complied with prior to the Closing or the termination of this Agreement, shall terminate at Closing, and thereafter none of the parties hereto or any of their

Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents, stockholders, partners or representatives shall have any Liability whatsoever with respect to any such representation, warranty, covenant or agreement, except that (a) the covenants and agreements provided in Section 5.2, Section 5.3, Section 5.7, Section 5.20, Section 5.21(c), and Section 5.23 that by their terms are to be performed prior to the Closing or the termination of this Agreement, shall survive for three (3) months following the Closing and (b) any covenants and agreements that are to be complied with or performed in whole or in part at or after the Closing shall survive in accordance with their terms; provided, that, solely with respect to a breach or breaches of Section 5.23 prior to Closing, Sellers shall not have any Liability following the Closing, unless Liabilities in respect of such breach or breaches exceed $1,000,000 (the “Deductible”), in which case Sellers shall be liable for any amount of Liabilities in respect of such breach or breaches in excess of the Deductible up to a limit of $100,000,000. Notwithstanding anything to the contrary herein, nothing in this Agreement shall preclude or limit a claim by any person for Fraud. The provisions of this Section 9.1 will not, however, prevent or limit a cause of action to obtain an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Interpretation; Absence of Presumption. (a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Letter is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Letter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, Disclosure Letter, paragraph, Exhibit and Schedule are references to the Articles, Sections, Disclosure Letter, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation”; (vi) the word “or” shall not be exclusive and have the meaning represented by the term “and/or”; (vii) references to “written” or “in writing” include communications in electronic form; (viii) references to particular statute, code, or law shall apply, when appropriate, to successive statutes, codes, or laws; (ix) Sellers and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xi) the phrase “to the extent” shall mean the degree to which the subject matter thereof extends and such phrase shall not mean “if”; (xii) reference to “default under”, “violation of” or other expression of similar import shall be deemed to be followed by the phrase “with or without notice or lapse of time, or both”; (xiii) unless the context otherwise requires, reference to a “party” shall mean a party to this Agreement; (xiv) any reference herein to “assets of the Business”, “the Business’ assets” or other phrase of similar import shall include, without limitation, all of the Transferred Assets; and (xv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Acquired Subsidiaries.

(c) Any disclosure with respect to a Section or schedule of this Agreement in the Seller Disclosure Letter, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Letter, to the extent that the relevance of such disclosure is reasonably apparent on the face of such disclosure.

(d) Any obligation of a party to the other party under this Agreement, which obligation is performed, satisfied, or fulfilled completely by an Affiliate of the first party shall be deemed to be performed, satisfied, or fulfilled by the first party for purposes of this Agreement.

(e) As used in this Agreement and to the extent Louisiana law applies: the terms “real property” and “real estate” shall be deemed to include immovable property; the term “fee estate” or “fee” shall include full ownership; the term “personal property” shall be deemed to include movable property; the term “tangible property” shall be deemed to include corporeal property; the term “intangible property” shall be deemed to include incorporeal property; the term “easements” shall be deemed to include servitudes; and the term “county” shall be deemed to mean parish.

Section 10.2 Headings; Definitions. The section and article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 10.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial. (a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each party hereto: (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iii) agrees that (other than as set forth in Section 10.3(c)) it will not bring any Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Proceeding, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Proceeding, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 10.7.

(b) Each of the parties hereto agrees that it will not bring, or permit any of its Affiliates to bring, any suit, action or other Proceeding of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise, against any Debt Financing Party arising out of or relating to the Agreement, the Debt Financing, the Debt Commitment Letter, the definitive agreements relating to the Debt Financing or the performance thereof in any forum other than federal and New York state courts located in the Borough of Manhattan within the city of New York and agrees that any such suit, action or other Proceeding (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction).

(c) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT (INCLUDING THE DEBT FINANCING), THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT (INCLUDING THE DEBT FINANCING) OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE

ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.4 Entire Agreement. This Agreement, together with the Ancillary Agreements, the Seller Disclosure Letter, and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and the Ancillary Agreements and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement and the Ancillary Agreements.

Section 10.5 No Third Party Beneficiaries. Except for Section 5.15, Section 5.16(e) and Section 10.15, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with Seller Disclosure Letter, the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, are not intended to confer in or on behalf of any Person not a party to this Agreement or any Ancillary Agreement (and their successors and permitted assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided, however, that each of this Section 10.5 and Section 8.4(b), Section 10.3, Section 10.9, Section 10.11 and Section 10.15 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of this Section 10.5 and Section 8.4(b), Section 10.3, the last sentence of Section 10.9, the last sentence of Section 10.11 and Section 10.15) is intended to be for the benefit of, and be enforceable by, each Debt Financing Party. For the avoidance of doubt, no Business Employee shall be deemed to be a third party beneficiary under this Agreement or any Ancillary Agreement.

Section 10.6 Expenses. Except as otherwise expressly set forth in this Agreement, whether the Transactions are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses.

Section 10.7 Notices. All notices and other communications to be given to either party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a) If to Sellers:

c/o Lumen Technologies, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

Attention: Stacey W. Goff

with copies (which shall not constitute notice) to:

Jones Walker LLP

201 St. Charles Avenue

New Orleans, Louisiana 70170-5100

Attention: Kenneth J. Najder

                 Britton H. Seal

(b) If to Purchaser:

c/o Apollo Investment Fund IX, L.P.

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention: Aaron Sobel

Email:      [Intentionally omitted]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attn:       Ross A. Fieldston

Email:     [Intentionally omitted]

Section 10.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, however, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that Purchaser (a) may collaterally assign any or all of its rights, interests and obligations hereunder to any provider of Debt Financing and (b) will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement to any of its Affiliates unless such assignment would reasonably be expected to result in a Purchaser Material Adverse Effect, but any such transfer or assignment pursuant to clauses (a) or (b) above will not relieve Purchaser of any of its obligations hereunder.

Section 10.9 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Either party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by either party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. Notwithstanding the foregoing, no amendments or waivers to the provisions of Section 8.4(b), Section 10.3, Section 10.5, Section 10.11, Section 10.15 or this Section 10.9, or to any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of the aforementioned provisions (including, in each case, the defined terms used therein to the extent applicable thereto) and the definitions of “Debt Financing Parties” and “Debt Financing Sources” shall be permitted in any manner adverse to any Debt Financing Party without the prior written consent of such Debt Financing Party.

Section 10.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 10.11 Specific Performance.

(a) The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in each case, in accordance with and subject to the terms of this Section 10.11. The parties acknowledge and agree that the limitations on remedies of the parties following termination of this Agreement set forth in Section 8.3 and Section 8.4 shall not limit the right of Sellers to seek specific performance pursuant to this Section 10.11 (except as provided by Section 10.11(b)), prior to any valid and binding termination of this Agreement, including Sellers’ right to obtain, prior to the valid and binding termination of this Agreement and subject to Section 10.11(b), specific performance or other appropriate form of specific equitable relief to: (i) cause Purchaser to perform its obligations under Section 5.6(a), Section 5.6(e) and Section 5.16 (including, for the avoidance of doubt, satisfying any conditions precedent contained in the Commitment Letters that are within the control of Purchaser or its Affiliates), (ii) cause Purchaser to cause the Equity Financing to be funded on the terms and subject to the conditions set forth in each Equity Commitment Letter and this Agreement if each of the conditions in Section 10.11(b) are fully satisfied, and (iii) cause Purchaser to cause the Debt Financing to be funded on the terms and subject to the conditions set forth in the Debt Commitment Letter and this Agreement if each of the conditions in Section 10.11(b) are fully satisfied (or, with respect to (ii) and (iii) above, if Alternate Financing is being used in accordance with Section 5.16, pursuant to the commitments with respect thereto).

(b) Notwithstanding the foregoing (but subject to Section 8.4(a)), the right of Sellers to seek an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded or to effect the Closing shall be subject to the requirements that:

(i) all conditions in Section 7.1 and Section 7.2 (other than those conditions which by their terms or nature can only be satisfied at the Closing, provided that such conditions would be satisfied if the Closing were to occur at the time of enforcement) have been and remain satisfied (or validly waived) at the time when the Closing would have been required to occur but for the failure of the Equity Financing to be funded;

(ii) the proceeds of the Debt Financing (including, for the avoidance of doubt, any Alternate Financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.16) have been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Closing assuming the concurrent funding of the Equity Financing at the Closing;

(iii) Sellers have confirmed in writing that if the Equity Financing and Debt Financing are funded, they are ready, willing and able to consummate the Closing (as evidenced by Sellers providing a certification as to the matters set forth in clause (i) above, together with written notice to Purchaser requesting that the Closing then occur, providing all Closing deliverables required of Sellers pursuant to this Agreement and providing a statement that Sellers would take such actions that are required by Sellers under this Agreement to cause the Closing to occur; and

(iv) Purchaser has failed to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 2.3.

For the avoidance of doubt and notwithstanding anything in this Agreement or otherwise to the contrary, while, subject to the foregoing, Sellers may pursue both a grant of specific performance pursuant to this Section 10.11 and payment of the Recoverable Amounts or monetary damages, if, as and when required pursuant to this Agreement, under no circumstances shall the Seller Related Parties be permitted or entitled to receive both (i) a grant of specific performance to require Purchaser to consummate the Closing or other equitable relief, on the one hand, and payment of the Recoverable Amounts or monetary damages and/or any of the other amounts, on the other hand or (ii) both payment of any monetary damages whatsoever, on the one hand, and payment of any of the Termination Fee and/or any of the other Recoverable Amounts, if any, as and when due (subject to the limitations set forth in the Guarantee), on the other hand. Notwithstanding anything in this Agreement or otherwise to the contrary, in the event the Recoverable Amounts are actually paid in accordance with Section 8.4(a), such payment of the Recoverable Amounts shall be the sole and exclusive remedy to the Sellers hereunder, and specific performance of the covenants herein or any payment of monetary damages shall not be available.

(c) Subject to and without limiting Section 10.11(b), (i) each party agrees that it will not oppose the granting of an injunction, specific performance, and other equitable relief on the basis that the other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity, (ii) any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction and (iii) the parties acknowledge and agree that nothing contained in this Section 10.11 shall require any party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.11 prior to or as a condition to exercising any termination right under Article 8.

(d) In no event shall Sellers be entitled to, or permitted to seek, specific performance directly against any Debt Financing Party or to enforce specifically the terms of the Debt Commitment Letter or any other agreements with respect to the Debt Financing; provided that this sentence shall not limit Sellers’ rights to enforce Purchaser’s obligations under this Agreement (including Section 5.16) in accordance with the terms hereof.

Section 10.12 Waiver of Conflicts; Nonassertion of Attorney-Client Privilege. (a) Purchaser waives and will not assert, and shall cause its Subsidiaries, including the Acquired Subsidiaries, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Lumen, any of its Subsidiaries or any shareholder, officer, employee or director of Sellers or any of their Affiliates (any such Person, a “Designated Person”) in any matter by any legal counsel currently representing Lumen or any of its Affiliates in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Jones Walker LLP and any member of Lumen’s internal legal team (the “Current Representation”).

(b) Purchaser waives and will not assert, and shall cause its Subsidiaries, including the Acquired Subsidiaries, to waive and not to assert, any rights it or they may have arising out of or pertaining to any communication between any legal counsel and any Designated Person occurring during, in the course of and in connection with the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Lumen and its Affiliates, to the extent related to the Current Representation, it being the intention of the parties hereto that, as to all pre-Closing communications between or among Jones Walker LLP, any member of Lumen’s internal legal team, Lumen or any of its Affiliates, and any Acquired Subsidiary relating to the Current Representation (collectively, the “Retained Communications”), the attorney-client privilege, any other applicable privileges related to the Retained Communications, and the expectation of client confidence shall be retained by and controlled by Lumen and shall not pass to or be claimed by Purchaser or any Acquired

Subsidiary; provided, that the foregoing waiver and acknowledgement of retention shall not extend to any communication other than the Retained Communications. Accordingly, from and after Closing, the Acquired Subsidiaries or any Person acting or purporting to act on their behalf, including but not limited to employees of the Acquired Subsidiaries, shall not (i) have any access to the Retained Communications or to the files of the Current Representation or to internal counsel relating to such engagement, (ii) seek to obtain the same by any process, all on the grounds that the privilege attaching to such communications and files belongs to Purchaser; or disclose any information already known or possessed via any medium to the extent constituting the Retained Communications. For the avoidance of doubt, the acknowledgements and restrictions contained in this Section 10.12 shall only apply to any confidential communications with Jones Walker LLP or Lumen’s internal counsel which relate to the Current Representation and shall not extend to any other matter or representation. Notwithstanding anything to the contrary herein, in the event a dispute arises between Purchaser or the Acquired Subsidiaries, on the one hand, and a Person other than Lumen (or any Affiliate thereof), on the other hand, after the Closing, the Acquired Subsidiaries may assert the attorney-client privilege to prevent disclosure of Retained Communications to such Person; provided, however, that no Acquired Subsidiary may waive such privilege without the prior written consent of Lumen.

(c) Following the Closing, Lumen and Purchaser shall use good faith efforts to preserve the jointly privileged status of all information where the attorney-client privilege is held jointly between Purchaser and its Subsidiaries, on the one hand, and Lumen and its Affiliates, on the other hand. Furthermore, it is the intention of the parties hereto that this Agreement, the Ancillary Agreements or any of the agreements or transactions contemplated hereby or thereby and any transfer of jointly privileged information in connection therewith shall not operate as a waiver of such joint privileged status.

Section 10.13 No Admission. Nothing herein shall be deemed an admission by Sellers or any of their Affiliates, in any Proceeding or proceeding by or on behalf of a third party, that Sellers or any of their Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

Section 10.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 10.15 No Recourse. Notwithstanding anything to the contrary in this Agreement or any document or instrument delivered in connection herewith, (x) this Agreement may only be enforced against, and any Proceeding, right or remedy that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, may only be made against the

Persons that are expressly identified as parties to this Agreement in their capacities as parties to this Agreement, and no party hereto shall at any time assert against any Person (other than a party hereto) which is a current, former or future director, officer, employee, equityholder, controlling person, general or limited partner, member, manager, agent assignee or Affiliate or Representative of another Party (each, a “Nonparty” or, in respect of such other party to this Agreement, a “Related Party”), any claim, cause of action, right or remedy, or any other Proceeding (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine), relating to this Agreement, the Transactions or any failure of the Transactions to occur, except in each case with respect to any Nonparty or Related Party, to the extent named as a party to any other Transaction Agreement, any Equity Commitment Letter, the Guarantees or the Confidentiality Agreement, and then only to the extent of the specific obligations of such parties subject to the terms and limitations as set forth therein, as applicable, and (y) each of the Sellers and each of their respective Affiliates and Representatives agrees that no Debt Financing Parties will have any liability to the Seller, Lumen or any of their respective Affiliates and Representatives in any way relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and each of the Sellers and each of their respective Affiliates and Representatives agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Debt Financing Parties in any way relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (provided, that, notwithstanding the foregoing, nothing in this subclause (y) shall in any way limit or modify (A) the rights and obligations of the Purchaser under the Agreement, (B)any Debt Financing Source’s obligations to the Purchaser under the Debt Commitment Letter with respect to the Debt Financing, or (C) the rights of Sellers under Section 10.11 hereof to specifically enforce Purchaser’s rights under the Debt Commitment Letters with respect to the Debt Financing). The provisions of this Section 10.15 are for the benefit of and shall be enforceable by each Nonparty, which is an intended third-party beneficiary of this Section 10.15.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

SELLERS:

LUMEN TECHNOLOGIES, INC.

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President, General Counsel & Secretary

CENTURYTEL HOLDINGS ALABAMA, INC.

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President & General Counsel

CENTURYTEL ARKANSAS HOLDINGS, INC.

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President & General Counsel

CENTURYTEL HOLDINGS MISSOURI, INC.

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President & General Counsel

CENTURYTEL OF THE NORTHWEST, INC.

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President & General Counsel

[Signature Page to Purchase Agreement]

PURCHASER:

CONNECT HOLDING LLC

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

[Signature Page to Purchase Agreement]